


DEXIA

Group


SEC MAIL
RECEIVED
PROCESSING
JUN 13 2005
WASH. D.C.
213
SECTION

The Secretary-General

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

May 31, 2005

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA Information Pursuant to Rule 12g3-2(b) File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of May 26, 2005 as well as the activity report Q1 2005 of Dexia.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

EMBARGO 26/05/2005 – 5.40 PM

PRESS RELEASE


SEC MAIL PROCESSING
RECEIVED
JUN 1 3 2005
WASH, D.C.
213
SECTION

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

26/05/2005
17 pages

First quarter 2005 activity and results

Robust underlying growth across all business lines

- **Net income - Group share** **EUR 475 million**
- **Earnings per share (EPS)** **EUR 0.43**
- **Return on equity** **18.7%**
- **Tier 1 ratio** **9.6 % at March 31, 2005**

- **Strong volumes in all business lines**
  - Public Finance long-term commitments EUR 205 Bn (+13.6 % in one year)
  - FSA net par outstanding USD 333 Bn (+10.3 % ")
  - Personal customer assets outstanding EUR 120 Bn (+ 4.4 % ")
  - Assets under management[1] EUR 76 Bn (+14.9 % ")

- **Underlying financial performance on target**

		Evolution	
in millions of EUR	Q1 2005	Reported	**Underlying[2]**
Income	1,453	- 0.3 %	**+ 5.1 %**
Net income - Group share	475	- 8.6 %	**+ 12.0 %**

[1] Dexia Asset Management only
[2] i.e. pro forma without nonrecurring items

EMBARGO 26/05/2005 – 5.40 PM

I - CONSOLIDATED FINANCIAL ACCOUNTS

Foreword

First Quarter 2005 results are presented for the first time under EU GAAP (i.e. IFRS as endorsed by the European Commission), including the IAS 32, IAS 39 and IFRS 4 standards. Comparisons with the equivalent quarter of 2004 are not totally relevant since the three standards mentioned above were not in place in 2004.

The first time application of IAS 32, IAS 39 and IFRS 4 on January 1, 2005 leads to publishing the opening balance sheet at this date (see appendix) where it can be seen that total shareholders' equity stands at EUR 12.4 billion.

Dexia's board of Directors met on May 26, 2005 and approved the financial statements (unaudited) for the first quarter of 2005.

Consolidated statement of income

in millions of EUR	Q1 2004	Q1 2005	Evolution	Underlying* Evolution
Income	1,458	1,453	-0.3%	+5.1%
Of which net commissions	*269*	*290*	*+7.5%*	*+11.1%*
Costs	-743	-773	+4.1%	+5.9%
Gross operating income	**715**	**680**	**-4.9%**	**+4.1%**
Cost of risk	-14	-90	x 6.6	-41.3%
Impairments on goodwill	-10	0	n.s.	n.s.
Tax expense	-150	-101	-33.0%	-7.3%
Net income	**541**	**489**	**-9.7%**	**+10.0%**
Minority interests	22	14	-36.3%	-32.1%
Net income - Group share	**519**	**475**	**-8.6%**	**+12.0%**
Cost-income ratio	51.0%	53.2%		
ROE	19.8%	18.7%		

* Based on pro forma accounts for Q1 2004, excluding non recurring items

Net income - Group share stood at EUR 475 million in the first quarter 2005. It was EUR 519 million in the first quarter 2004, which included a substantial amount of nonrecurring items (EUR +93 million), while the equivalent number is EUR -1 million in the first quarter of 2005. Adjusting for the changes in scope of consolidation and excluding nonrecurring items, net income - Group share is up 12.0%, stemming from the evolutions analyzed below.

Total income amounted to EUR 1,453 million this quarter, down 0.3% on the comparable quarter of last year. ***Underlying total income*** on the contrary is up 5.1% (or EUR +69 million), and +5.9% at constant rate of exchange (or EUR +80 million).

This overall favorable evolution stems in part from the good level of the commissions which stood at EUR 290 million, i.e. EUR 29 million higher that in the first quarter of 2004 or +11.1%. As for the other income categories, the net progression was positive (EUR 40 million), despite the negative effect of the share leasing portfolio run off on the non-commission income (EUR -9 million).

The trend of the underlying total income is favorable over the last five quarters, as it can be observed in the table below, and analyzed in further details when looking at the business lines' performances. Besides, in a narrow and stable spread environment during the first quarter, the volatility of the income linked to the marking to market of financial instruments such as CDS's under EU GAAP has been minor.

Group's quarterly underlying* gross operating income

in millions of EUR	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005
Income	1,363	1,388	1,317	1,366	1,432
Costs	-730	-757	-772	-795	-773
Gross operating income	633	631	545	572	660

* i.e. excluding nonrecurring items, pro forma for Q1 2004 to Q4 2004

Costs amounted to EUR 773 million in the first quarter, up 4.1% on the same period of 2004. Adjusting for the changes in scope of consolidation, the progression was +5.9% or EUR +43 million.

This partly stemmed from the fact that the business lines have increased their activities (see below), causing increased compensation costs as well as the reinforcement of administrative, audit and compliance infrastructures. In addition, some technical or one-off items explain more than half of the above variation. Those include: i) integration costs of Dexia Bank New York Branch into the Dexia Credit Local structure (EUR +2 million); ii) the modification of the cost deferral rate and write-off of uncollectible receivables at FSA (EUR +4 million); iii) the fact that there was, in the first quarter 2004, a release of the provision for a social plan (EUR +11 million) that was used in the following quarters, and no corresponding amounts in the first quarter of 2005; iv) additional allowances for extending a social plan (EUR +5 million); v) adjustment of the "IAS 19" pension provision (EUR +2 million).

The **underlying cost base** in the first quarter of 2005 is in line with the average quarterly cost base of last year (see table above). The growth rate for the whole year however is expected to be about half the rate of progression experienced between the first quarter of 2004 and the first quarter of 2005.

The ***gross operating income*** stands at EUR 680 million, down 4.9% on the same quarter of 2004. The ***underlying gross operating income*** is, on the contrary, up 4.1% in the quarter, in view of the evolution of the nonrecurring revenues.

The ***cost-income ratio*** stands at 53.2% increasing from 51.0% in the first quarter of 2004; the ***underlying cost-income ratio*** stands at 54.0%. While one single quarter's numbers must not be extrapolated, this marks an improvement on the full year 2004 ratio (56.2 % under the new accounting standards), and stands well in the direction of the Group's medium-term target (52.5% in 2007).

The net ***cost of risk*** amounts to EUR 90 million in the first quarter 2005. It was EUR 14 million in the equivalent quarter of 2004. This quarter's amount includes a nonrecurring charge of EUR 83 million relating to Dexia Bank Nederland (see below the section on nonrecurring items).

On the underlying basis (i.e. excluding Dexia Bank Nederland), the risk charge continued to go down, both in the credit enhancement and banking activities (respectively 0.5 basis point annualized for FSA, against 0.6 basis point in the full year 2004; 0.8 basis point annualized for the banking activities against 1.8 basis points in the full year 2004), reaching a record low level in the Group's history.

Tax expense is down 33.0%, from EUR 150 million in the first quarter of 2004 to EUR 101 million in the first quarter of 2005. This EUR 49 million reduction stems both from nonrecurring (EUR 36 million) and underlying elements (EUR 13 million) - see below.
The underlying tax rate stands at 26% in the first quarter of 2005.

Minority interests are down from EUR 22 million in the first quarter of 2004 to EUR 14 million in the first quarter of 2005, as a result of some subsidiaries not wholly owned by Dexia experiencing a slight decline of their results in that quarter.

In summary, ***net income - Group share*** is down 8.6% at EUR 475 million, but up 12.0% on the basis of pro forma underlying data. At constant exchange rate, the progression would have been even higher (+13.5%).

Earnings per share (EPS) are EUR 0.43 (against EUR 0.46 in Q1 04) or -6.0% year-on-year. The reduction stems from the high level of net nonrecurring items in the first quarter of 2004, with no equivalent this quarter. It should be noted that the share buyback program has continued in 2005 (in total 7 million shares purchased in the first quarter and 5 million shares acquired in April 2005, which have been cancelled at the Shareholders' Meeting together with 39 million shares acquired in 2004).

Return on Equity stands at 18.7% in the first quarter of 2005 (19.8% one year earlier).

Tier 1 ratio stands at 9.6% as of March 31, 2005, above the level considered desirable by the Group, but substantially lower than its level as of December 31, 2004. This stems from the methodology of calculation of the ratio under EU GAAP, and the increase of risk-weighted assets during the quarter, pulled both by the strong originations and the increase of the US dollar value between the end of 2004 and March 31, 2005.

II - ACTIVITY AND UNDERLYING RESULTS OF THE BUSINESS LINES

Contribution of the business lines to the underlying* net income - Group share

in millions of EUR	Q1 2004	Q1 2005	Evolution	Evol. at constant exch. Rate
Total Group	**424**	**475**	**+12.0%**	**+13.5%**
Public/Project Finance and Credit Enhancement	212	238	+11.9%	+13.8%
Personal Financial Services	98	101	+3.6%	+3.8%
Investment Management and Insurance Services	40	58	+46.6%	+47.7%
Treasury and Financial Markets	74	82	+10.5%	+12.8%
Central Assets	0	-4	n.s.	n.s.

* i.e. excluding nonrecurring items, pro forma for Q1 2004.

All businesses contributed to the 12% progression of the underlying net income (+13.5% at constant exchange rate), especially Public/Project Finance and Credit Enhancement where a particularly solid revenue growth was achieved. Personal Financial Services continued to grow but at slower pace than in previous periods, in a context of very low interest rates. Investment Management and Insurance Services also continued their progression thanks to very good inflows in all segments (asset management, fund administration and insurance services). Finally, Treasury and Financial Markets achieved a double-digit growth in earnings.

1. Public/Project Finance and Credit Enhancement

The business line delivered a solid 11.9% growth in net income – Group share. In a highly competitive environment, Dexia achieved a strong quarter in terms of new originations, in both its historic markets and in the countries where the Group started to operate more recently. The high level of activity in the United States and the strong start in the Central and Eastern European regions are especially noteworthy.

Activity

Long-term financing commitments reached EUR 204.7 billion at the end of the first quarter of 2005, up 13.6% over the last twelve months. Of this, commitments in the local public sector totalled EUR 189.0 billion, up 15.0% in one year.

Long-term financing originations[3] amounted to EUR 11.9 billion in the first quarter 2005 (of which EUR 10.3 billion was in the local public sector), up 64.1% compared to the same period in 2004. This growth was driven by the strong activity in France, Belgium, America and Central Europe. In addition, some very large transactions were booked, particularly in Italy and Dexia found new investment opportunities in the bond market, notably in Spain and in America.

- In France, long-term originations amounted to EUR 1.7 billion in the quarter, thanks to a strong activity both with large local authorities and with other categories of customers, in an environment where demand was strongly pulled by the French government's urban renovation program. As of March 31, 2005, long-term commitments stood at EUR 54.5 billion (up 4.9% in one year).

- In Belgium, new lending amounted to EUR 1.3 billion in the first quarter of 2005, of which EUR 1.1 billion was in public finance where Dexia performed well, especially with the municipalities and the Belgian provinces. Dexia market share remains approximately 80%. As of March 31, 2005, long-term commitments reached EUR 26.9 billion, a 6.3% increase in one year.

- In Italy, during a quiet period due to regional elections, new production was EUR 1.9 billion, marked by one very large transaction underwritten with a major public sector client. Dexia Crediop, together with Dexia Capital Markets, also participated in several capital market transactions, notably a property securitization for the city of Venice. At the end of the first quarter, long-term commitments reached EUR 30.4 billion (up +17.8% in one year).

[3] Originations relate to the underwriting, acceptance, or purchase of Public/Project finance sector debt obligations, under the form of long-term loans, notes and bonds, liquidity guarantees, and all other forms of credit procurement as applicable in the countries where Dexia operates. Due to the specificities of the business in that country, production statistics are reported excluding Germany.

- In Spain, originations were EUR 0.9 billion in first quarter of the year. Dexia Sabadell Banco Local (DSBL) wrote significant transactions with large local authorities (in particular, the City of Madrid). DSBL also took advantage of good investment opportunities in the bond market. As of March 31, 2005, long-term commitments reached EUR 5.6 billion, a 30.9% increase in one year.

- In the United Kingdom, total commitments reached EUR 5.1 billion (up 12.2% on one year earlier), despite a decrease of total originations, in a context marked by reduced demand from local authorities in anticipation of lower interest rates in the UK.

- In Central and Eastern Europe, Dexia started to originate business through Dexia Kommunalkredit Bank (DKB), its newly-established joint venture with Kommunalkredit Austria (KA)[4]. DKB includes in its scope the Slovak and Polish subsidiaries of the Group (Dexia Banka Slovensko and Dexia Kommunalkredit Polska), and deploys its commercial efforts in the Czech Republic. Long-term commitments climbed to EUR 0.8 billion, up 96.5% on one year earlier. This figure does not include some transactions originated in this region and booked at Dexia headquarters or at Kommunalkredit Austria. The latter company's commitments reached EUR 11.4 billion at the end of the first quarter. KA was active in its home market, Austria, as well as in the neighboring countries such as Germany, where one very large transaction was underwritten in cooperation with Dexia Hypothekenbank Berlin.

- In America, Dexia experienced a very strong quarter: new long-term commitments amounted to EUR 2.6 billion (or USD 3.3 billion) in the first quarter of 2005, more than 2.4 times the production of last year's first quarter. This boost was the result of the high level of activity in providing liquidity guarantees to local authorities in a less competitive environment. Dexia New York took advantage of new investment opportunities in the US Municipal Bond market, notably in the tax-exempt sector. As of March 31, 2005, long-term commitments reached EUR 33.2 billion, up 29.6% on one year earlier.

- For the activities carried out in other countries or directly from headquarters, Dexia financed many local authorities worldwide. Originations rocketed to EUR 2.1 billion, with substantial productions in Switzerland (e.g. a loan to the canton of Geneva), Canada and Central Europe. Several project finance transactions were also completed during the quarter, notably in Australia. Long-term commitments reached EUR 10.3 billion as of March 31, 2005, up 62.8% in one year.

---

[4] Dexia Kommunalkredit Bank is a joint venture between Dexia (51%) and Kommunalkredit Austria (49%). Kommunalkredit Austria is also 49% owned by Dexia.

Long-term outstanding commitments - Public/Project Finance and Credit Enhancement

in billions of EUR	March 31, 2004	March 31, 2005	Evolution
Belgium	25.3	26.9	+6.3%
France	51.9	54.5	+4.9%
Luxembourg	1.2	2.0	+61.9%
The Netherlands	0.7	0.7	+2.9%
United Kingdom	4.6	5.1	+12.2%
Sweden	3.1	3.5	+12.1%
Italy	25.8	30.4	+17.8%
Spain	4.3	5.6	+30.9%
Germany	31.0	31.7	+2.4%
Central Europe	0.4	0.8	+96.5%
America	25.6	33.2	+29.6%
Other	6.3	10.3	+62.8%
Total	**180.2**	**204.7**	**+13.6%**

The ***debt management*** activity has also been very dynamic, particularly in France, where the transactions totalled EUR 1.8 billion during the first quarter, a significant increase compared to the first quarter of last year, which was a quiet period for this business due to regional elections. In Belgium, the debt management activity also increased and amounted to EUR 1.0 billion in the quarter.

Short-term loans amounted to EUR 19.6 billion as of March 31, 2005. They were down 26.3%, primarily due to the consolidation of short-term facilities into long-term facilities.

Deposits and assets under management of the business line's customers have continued to increase and reached EUR 25.6 billion at the end of the first quarter of 2005 (up 6.2% compared to the previous year). Noteworthy is the good activity in France and the gain of new asset management mandates with European local authorities.

Finally, ***insurance services*** catering to local authority employees and also to institutional customers in Belgium and France, have experienced a strong increase in the first quarter of 2005. Dexia Insurance's premiums totalled EUR 183 million, of which EUR 115 million were originated in Belgium and EUR 69 million in France. Those figures reflect the high level of new business in life insurance in Belgium and the successful development in France of Dexia Epargne Pension, whose premiums jumped by 76% in one year. Also in France, premiums collected by Dexia Sofaxis (brokerage activities) amounted to EUR 303 million in the first quarter of 2005 (up 20% in one year).

Regarding ***FSA***[5] (Financial Security Assurance), the activity in the first quarter of 2005 exceeded the level of 2004. Gross present value (PV) premiums reached USD 193 million, an increase of 2.9% compared to the first quarter of 2004, which is a robust performance in view of the highly competitive and tight-spread environment. In a still active US municipal sector market, FSA collected USD 77 million gross PV premiums (down 14% compared to the first quarter of 2004), especially in the general obligations sector and with a reduced contribution from the health care sector. In the US asset-backed securities (ABS) sector, FSA collected very high quality business diversified among consumer receivables, residential mortgages and pooled corporate transactions.

[5] For more details, see press release dated May 12, 2005, available on the company web site www.fsa.com.

The gross PV premiums rose by 74% in the first quarter and reached USD 61 million. The international business (mainly in Europe) continued to do well in the first quarter of 2005, with a good deal flow, and well diversified between asset-backed and public infrastructure transactions. There was also a strong demand for guaranteed investment contracts (GICs) in both the municipal and structured finance sectors during the quarter. As of March 31, 2005, total net par outstanding insured by FSA was USD 332.7 billion (+10.3% on one year earlier), of which USD 201.2 billion relates to the municipal sector.

Underlying* results of the business line

in millions of EUR	Q1 2004	Q1 2005	Evolution	Evolution at constant exchange rate
Income	499	539	+8.1%	+9.6%
Costs	-163	-180	+10.3%	+11.5%
Gross operating income	335	359	+6.9%	+8.7%
Net income - Group share	**212**	**238**	**+11.9%**	**+13.8%**
Cost-income ratio	32.8%	33.5%	-	-
ROEE**	22.6%	23.7%	-	-

*i.e. excluding nonrecurring items, pro forma for Q1 2004 ** Return on economic equity, annualized.

Net income - Group share amounts to EUR 238 million for the first quarter of 2005, up 11.9% compared to the first quarter of 2004 (up 13.8% at constant exchange rate).

This good performance results from a solid increase of ***income***, which is up 8.1%, despite the decrease of the US dollar that had a negative impact on the contributions of FSA and Dexia NY when converted into euro. At constant exchange rate, total income would have been up +9.6%.

Income progression is pulled by the increase of interest margin and related income (including FSA's investment income), up 9.4%, reflecting the rise in long-term outstandings. Commissions increase by 3.5% while technical margin in insurance activities (mainly earned premiums at FSA) decline slightly, due to the decrease of the US dollar.

Costs are up 10.3% in the first quarter of 2005 compared to the first quarter of 2004. This increase is largely explained by the development of the business (both in its historic markets, France and Belgium, and internationally). The variance also partly comes from FSA (EUR +4 million), where technical adjustments and write-offs of uncollectible receivables were made. All in all, the cost base is roughly stable compared to the last two quarters of 2004, as shown in the table below.

Gross operating income is thus up 6.9%, and up 8.7% at constant exchange rate. The ***cost-income-ratio*** slightly increases from 32.8% in the first quarter of 2004, to 33.5% in the first quarter of 2005.

Quarterly evolution of the underlying results

in millions of EUR	Q1 2004*	Q2 2004*	Q3 2004*	Q4 2004*	Q1 2005
Income	499	502	501	542	539
Costs	-163	-172	-178	-179	-180
Gross operating income	335	330	323	362	359

*Pro forma

The ***cost of risk*** is down compared to the first quarter of last year, and is quasi-nil this quarter. This is due to the still very low level of new provisions, reflecting the very high credit quality of the portfolio, compensated by an equivalent volume of write-backs accounted for during the quarter, among other in Italy.

Tax expense rises by 16.1%, in line with the progression in net operating income.

The ***return on economic equity*** of the business line remains at the satisfactory level of 23.7%.

2. Personal Financial Services

Following the new segmentation introduced in 2005, Personal Financial Services (PFS) now include retail banking and private banking activities. The production of insurance products was transferred to the Group's third business line, renamed Investment Management and Insurance Services.

PFS is focused on the distribution of financial products to individual customers (retail or private banking) and small and medium-sized companies. The greatest part of the activity is conducted in Belgium and in Luxembourg but the Group has also some retail banking activities in Slovakia and private banking operations in some other European countries (mainly Switzerland and France). The new segmentation was the opportunity to redefine the retail and private banking segments homogeneously within the Group: clients are now considered "private" if they have more than EUR 500,000 financial assets with the bank.

In a business environment which remains competitive and which is marked by the low level of interest rates, net income – Group share is up 3.6% in the first quarter of 2005 compared to the same quarter of 2004, thanks particularly to increasing commissions stemming from sizeable net inflows in mutual funds and insurance products.

Activity

Total customer assets amounted to EUR 119.6 billion on March 31, 2005, up 2.5% in three months, and up 4.4% in one year. During the first quarter, marked by still very low interest rates and a slightly better stock market environment, customer assets increased by EUR 2.9 billion, of which EUR 1.7 billion was from net inflows. The greater demand for mutual funds and insurance products, coupled to the bank's commercial strategy in those products, led to a significant increase in off-balance outstandings, while balance-sheet products were stable overall.

In ***Retail banking***, customer assets reached EUR 81.2 billion as of March 31, 2005, up 2.9% in three months (or EUR +2.3 billion). The main trends were as follows:

- Balance-sheet products outstandings were roughly stable with a decrease of savings certificates (mainly savings bonds) and a slight increase of savings accounts, resulting mainly from the reinvestment of the annual interest payments served in January.
- Mutual funds (+4.5%) and life insurance products (+3.6%), mainly in guaranteed products, continued to progress. This is the result of the successful commercial campaign launched for those products.

Private banking customer assets increased to EUR 38.4 billion as of March 31, 2005, up 1.7% in three months. This evolution is mainly due to a positive market effect. Nevertheless, in total, assets managed under a mandate increased significantly over the quarter to EUR 7.1 billion (+7.6%). With the new client segmentation, Belgium represents now approximately 42% of the Group's total private banking assets, Luxembourg 40%, France 8% and Switzerland 7%. The balance is shared essentially between UK and Denmark. On top of these EUR 38.4 billion, the joint venture between Banco Popular and Dexia in Spain totalled EUR 2.5 billion of customer assets at the end of the quarter.

Customer assets (at quarter-end)

in billions of EUR	March 04	June 04	Sept .04	Dec. 04	March 05	Evolution March 05 / Dec. 04	Evolution March 05 / March 04
Balance-sheet products (Deposits, savings bonds…)	56.3	56.5	56.2	55.8	55.8	+0.0%	-0.8%
Off balance-sheet products (Mutual funds, Securities…)	51.5	50.9	51.4	52.9	55.6	+5.1%	+8.0%
Insurance (Life insurance technical reserve)	6.8	7.1	7.5	8.0	8.2	+3.1%	+20.7%
Total customer assets	**114.6**	**114.6**	**115.1**	**116.7**	**119.6**	**+2.5%**	**+4.4%**
of which retail banking	*77.3*	*78.2*	*78.1*	*78.9*	*81.2*	*+2.9%*	*+5.0%*
of which private banking	*37.2*	*36.4*	*37.1*	*37.8*	*38.4*	*+1.7%*	*+3.1%*

At March 31, 2005, ***loans to retail and private customers*** reached EUR 26.7 billion, up 1.1% during the first quarter of 2005 and up 5.5% in one year. This increase stems from mortgage loans to retail customers, which reached EUR 15.8 billion, up 1.6% over the quarter, and from the loans to SMEs, up 2.2% over the quarter.

Customer loans (at quarter-end)

in billions of EUR	March 04	June 04	Sept.04	Dec. 04	March 05	Evolution March 05 / Dec. 04	Evolution March 05 / March 04
Mortgage loans to retail customers	14.7	14.9	15.2	15.5	15.8	+1.6%	+7.6%
Consumer loans to retail customers	2.4	2.3	2.3	2.4	2.3	-4.2%	-5.8%
Loans to SMEs and self-employed	5.8	6.1	6.0	6.0	6.1	+2.2%	+5.0%
Loans to private banking customers	2.4	2.4	2.5	2.5	2.5	+0.7%	+5.2%
Total customer loans	**25.3**	**25.8**	**26.0**	**26.4**	**26.7**	**+1.1%**	**+5.5%**

Underlying* results of the business line

in millions of EUR	Q1 2004	Q1 2005	Evolution	Evolution at constant exchange rate
Income	531	547	+3.0%	+3.1%
Costs	-382	-393	+2.7%	+2.7%
Gross operating income	149	154	+3.8%	+4.0%
Net income - Group share	**98**	**101**	**+3.6%**	**+3.8%**
Cost-income ratio	72.0%	71.8%	-	-
ROEE**	23.8%	23.6%	-	-

* i.e. excluding nonrecurring items, pro forma for Q1 2004 ** Return on economic equity, annualized.

Net income - Group share amounted to EUR 101 million for the first quarter of 2005, up 3.6% compared to the first quarter of 2004.

Income reaches EUR 547 million in the first quarter of 2005, up 3.0% compared to the first quarter of 2004. Of note, the implementation of IAS 32 and 39 for the first time in 2005 leads to deferring revenues on some structured products sold in the network, with an impact of EUR - 8 million on the quarter's income. Net interest and related income decreased slightly (-1.3%) in a context of still very low interest rate, a shift occurring in customer assets from balance-sheet products (outstandings down 0.8% over the year) towards off-balance sheet products (outstandings up 8.0% over the year). Symmetrically, net commissions progressed significantly (+12.2%) thanks to the strong activity in mutual funds and insurance.

Costs amounted to EUR 393 million in the first quarter of 2005, up 2.7% compared to the first quarter of 2004, and in line with the average cost base of the last two quarters of last year, as it can be seen in the table below.

Gross operating income is thus up 3.8% quarter on quarter (+4.0% at constant exchange rate). The ***cost-income ratio*** has improved slightly to 71.8% during the first quarter of 2005.

Quarterly evolution of the underlying results

in millions of EUR	Q1 2004*	Q2 2004*	Q3 2004*	Q4 2004*	Q1 2005
Income	531	534	545	553	547
Costs	-382	-406	-394	-396	-393
Gross operating income	149	129	152	157	154

* Pro forma

The ***cost of risk*** amounts to EUR 9 million in the first quarter of 2005 and is roughly stable compared to the first quarter of 2004 and to the quarterly average throughout 2004.

Tax expense rises by 6.0% in line with the increase in net operating income.

The ***return on economic equity*** of the business line stands at 23.6%.

3. Investment Management and Insurance Services

Investment Management and Insurance Services include Asset Management, Fund Administration and Insurance Activities (i.e. the manufacturing of insurance products). The business line achieved a strong performance both in terms of new business and financial results.

Net income – Group share increased by 46.6% in the first quarter of 2005 compared to the first quarter of 2004, with a very good performance and positive trends in all segments.

Activity

Assets under management[6] reached EUR 75.7 billion at the end of the first quarter of 2005, up 5.9% in three months (EUR +4.2 billion) and up 14.9% in one year. This evolution is the result of a significant organic growth in the first quarter of 2005 (EUR +3.0 billion) and also of a positive market effect (EUR +1.2 billion).

Net inflows come primarily from the mutual funds, with a good performance of certain type of products such as dynamic money market funds. As of March 31, 2005, assets under management to institutional clients amounted to EUR 28.7 billion (EUR 18.7 billion of mandates and EUR 10.0 billion of mutual funds), despite the non-renewal of one large mandate.

Productivity ratios have remained very good in the first quarter for Dexia Asset Management. As in 2004, costs represented 13 basis points of assets under management.

In **Fund Administration,** activity remained strong in a very competitive environment.

Total *assets under custody* amounted to EUR 354 billion at the end of the period, of which EUR 202 billion in the form of mandates to Dexia Fund Services (up 7.0% in three months).

The *central administration* activity has experienced a 1.5 % growth in terms of net asset valuations (a 5.7% growth in twelve months).

The *transfer agent* activity also improved, the number of transactions (subscriptions/repurchases) rose by 5.2% over the year.

The **Insurance Activities** mainly cover the operations of Dexia Insurance. Premiums received on all categories of products sold throughout the various networks of the Group reached EUR 843 million in the first quarter of 2005, up 28.2% in one year. This is the result of a strong performance in life insurance products (EUR 725 million premiums). The activity was buoyant in the Group's three core markets (Belgium, France and Luxembourg). See below § Focus on insurance activities across all business lines.

Underlying* results of the business line

in millions of EUR	Q1 2004	Q1 2005	Evolution	Evolution at constant exchange rate
Income	144	168	+16.4%	+16.8%
Costs	-88	-98	+11.2%	+11.2%
Gross operating income	56	69	+24.6%	+25.7%
Net income - Group share	**40**	**58**	**+46.6%**	**+47.7%**
Cost-income ratio	61.4%	58.7%	-	-
ROEE**	23.0%	32.1%	-	-

* i.e. excluding nonrecurring items, pro forma for Q1 2004 ** Return on economic equity, annualized.

[6] Under the new presentation, only Dexia Asset Management (Dexia AM) statistics are reported, i.e. excluding assets managed in other entities and by the private banking teams.

Net income - Group share amounts to EUR 58 million in the first quarter of 2005, up 46.6% compared to the first quarter of 2004.

The improvement of profitability stems from the strong increase in ***income*** (+16.4% year-on-year) in all segments of the business line (see table below).

- **Asset management** income is up 9.2% in one year (EUR +4 million) in the context of increased volumes and of a change in the product pricing and internal allocation conventions. To recall, absolute performance fees are no longer charged, and this is partly compensated by increased management fees. This will ensure lesser volatility of the total commissions throughout the whole year.
- **Fund administration** income is up (EUR +3 million), following the positive trend of the last quarters, thanks to a strong activity and despite the competitive pricing environment.
- **Insurance** income increases to EUR 58 million in the first quarter, up EUR 17 million over the first quarter of 2004, and up EUR 9 million above the average quarter of 2004. This quarterly income includes, notably, capital gains on one stock in the portfolio, which has been the object of a public share exchange offering.

Costs of the entire business line increase by 11.2% (or EUR +10 million), due to the strong development of the activity in every segment and especially to the expansion of Dexia Asset Management (mainly in the institutional market) and of Dexia Fund Services.

The ***gross operating income*** reaches EUR 69 million in the first quarter of 2005, a 24.6% increase compared to the first quarter of 2004. The ***cost-income ratio*** in this business line improves in one year and stands at 58.7%.

IMIS segment contributions

	Asset Management		Fund Administration		Insurance		Total	
in millions of EUR	Q1 04*	Q1 05	Q1 04*	Q1 05	Q1 04*	Q1 05	Q1 04*	Q1 05
Income	42	45	61	64	41	58	144	168
Costs	-21	-24	-40	-44	-27	-30	-88	-98
GOI	20	21	21	20	14	28	56	69

* pro forma

<u>Focus on the contribution of insurance business across all business lines*</u>

Insurance activities are carried out in the different business lines of the Group. Public/Project Finance (PPF) and Personal Financial Services (PFS) have both a distribution focus generating commission type revenues, whilst Investment Management and Insurance Services (IMIS) handles the "manufacturing" functions, and therefore accounts for the technical and financial revenues.

The respective contributions of the business lines in the period in terms of premiums has been 22% from PPF, 69% from PFS, and 9% from IMIS.

The contribution of the business lines in the first quarter to the income has been EUR 115 million in the first quarter 2005 (+32% over the same quarter of the previous year). EUR 6 million came from PPF (+44%) owing to the very good level of activity in the life/pension area. EUR 51 million came from PFS (+19%), and EUR 58 million in IMIS (+42%).
** Excluding FSA and Dexia Sofaxis*

4. Treasury and Financial Markets

Underlying* results of the business line

in millions of EUR	Q1 2004	Q1 2005	Evolution	Evolution at constant exchange rate
Income	130	138	+5.6%	+7.5%
Costs	-40	-42	+6.2%	+7.0%
Gross operating income	90	95	+5.3%	+7.7%
Net income - Group share	**74**	**82**	**+10.5%**	**+12.8%**
Cost income ratio	30.6%	30.8%	-	-
ROEE**	25.5%	37.2%	-	-

* i.e. excluding nonrecurring items, pro forma for Q1 2004 ** Return on economic equity, annualized.

First quarter 2005 ***net income - Group share*** amounts to EUR 82 million, a + 10.5% growth compared to the first quarter of 2004 (+12.8% at constant exchange rate). This stems from a rise in income, a very low cost of risk and an overall decreasing tax rate.

Income amounts to EUR 138 million in the first quarter of 2005 (+5.6% year-on-year, and +7.5% at constant exchange rate). This good performance results largely from the credit spread portfolio, despite a already high level reached in the first quarter of last year, and also from the securitization desk.

The ***gross operating income*** increases to EUR 95 million (+5.3% year-on-year, and +7.7% at constant exchange rate), with a **cost-income ratio** of 30.8%.

Tax expense is reduced from EUR 26 million in the first quarter of 2004 to EUR 13 million in the first quarter of 2005, due to an increasing part of the transactions carrying a lower tax rate.

III – CENTRAL ASSETS AND NONRECURRING ITEMS

1. Central Assets

Underlying* results of the business line

in millions of EUR	Q1 2004	Q1 2005	Variance
Income	59	41	-18
Costs	-55	-59	-4
Gross operating income	**3**	**-18**	**-21**
Tax expense	2	17	+15
Other items	-6	-3	+3
Net Income – Group share	**0**	**-4**	**-4**

* i.e. excluding nonrecurring items, pro forma for Q1 2004

Central Assets mainly record the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currency hedging contracts. On the cost side, the segment registers costs that cannot be attributed to a specific business line. Besides, as Dexia Bank Nederland is in a run off situation, its results are now accounted for in Central Assets, under the new segmentation.

In the first quarter of 2005, contribution to net income – Group share by Central Assets was slightly negative (EUR - 4 million). This is essentially due to lower income during the first quarter of this year (variance EUR -18 million) and explained by the two main following reasons: i) the underlying income decreased by EUR - 5 million at Dexia Bank Nederland, resulting from the decrease of the credit outstandings; ii) the USD hedges contributed positively (EUR 8 million) to last year's income, with no equivalent income this year, as Dexia did practically not hedge its USD positions for the first quarter of 2005.

2. Nonrecurring items

in millions of EUR	Q1 2004*	Q1 2005	Variance
Income	+78	+20	-58
Costs	0	0	-
Gross operating income	**+78**	**+20**	**-58**
Cost of risk	-1	-83	-82
Impairments on goodwill	-10	0	-10
Tax expense	+26	+62	-36
Other items	-1	0	+1
Net income - Group share	**+93**	**-1**	**-94**

* Pro forma

The contribution of nonrecurring items to the net income - Group share amounted to EUR -1 million in the first quarter of 2005, against a positive contribution of EUR +93 million in the first quarter of 2004, i.e. a EUR -94 million variance. This is due both to lower revenues, increased cost of risk linked to an additional expense at Dexia Bank Nederland, and finally nonrecurring tax entries, as follows:

Income

In 2004, interest payments have started to be collected on the share leasing contracts of Dexia Bank Nederland, which have accepted the "Dexia Commercial offer", which included interest reductions that were included in the total generic provision. The utilization of this provision is treated as a nonrecurring item (EUR +9 million for the first quarter of 2005 and EUR +10 million in the first quarter of 2004).

Net nonrecurring gains on long-term investments amounted to EUR +11 million in the first quarter of 2005, while they amounted to EUR +63 million in the first quarter of 2004 (mainly due to the sale of Dexia's stake in Belgacom).

Cost of risk

There has been a net charge of EUR 83 million in the first quarter of 2005, stemming from two factors in opposite directions. One is the settlement arrived at by Mr Duisenberg in the share leasing issue, the estimated cost of which amounts to EUR 400 million. This will be financed by the contribution obtained from Aegon (EUR 218 million), the release of existing provisions in Dexia's financial statements (EUR 85 million) and an additional charge (EUR 97 million), already announced with the outcome of the mediation. In the other direction, a release of EUR 14 million has been made on the prior provisions, following the review of the parameters (AEX, effective default experience, etc).

Tax expense

Nonrecurring taxes amounted to a credit of EUR +62 million in the first quarter of 2005 and stemmed from the tax impact of the nonrecurring items describes above (mainly the tax impact of additional provision at Dexia Bank Nederland i.e. EUR 26 million), the settlement of a tax dispute in favor of Dexia (EUR +15 million), and the positive tax effect on deductible impairments on one participation (EUR +17 million).

Commenting on those results, Pierre Richard Group Chief Executive Officer, declared:

" *This first round of quarterly results under EU GAAP brings its lot of novelties in the reading of our financial accounts. What is essential however is that Dexia has met and even exceeded its targets in terms of solvency (with a Tier 1 ratio of 9.6%), value creation (with an ROE of 18.7%) and earnings growth (with underlying income up nearly 6%, and net attributable income up +13.5% at constant exchange rate).*

Business has been strong across all business lines, and this quarter stands well in the line of the medium term objectives we have set for the Group".

Appendix

Balance sheet

in billions of EUR	March 31, 2004 (1)	Jan. 1, 2005 (2)	March 31,2005 (2)	Evolution March 31, 2005 / Jan. 1, 2005
Total assets	**366,3**	**405,9**	**430,7**	**6.1%**
Of which				
Loans and advances to customers	169,1	170,6	172,2	0.9%
Loans and securities available for sale	111,4	126,2	140,1	11.0%
Total liabilities	**354,4**	**392,9**	**417,7**	**6.3%**
Of which				
Customers borrowings and deposits	84,3	93,1	96,1	3.3%
Debt securities	140,4	146,1	153,2	4.9%
Total equity	**11,9**	**13,1**	**13,0**	**- 0.7%**
Of which				
Core shareholders' equity	11,4	10,7	10,4	- 3.1%
Total shareholders' equity	11,4	12,4	12,2	- 1.1%

(1) Without IAS 32 & IAS 39 et IFRS 4

(2) With IAS 32 &39 and IFRS 4





ACTIVITY REPORT

CONDENSED

- Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER -
Q4: OCTOBER, NOVEMBER & DECEMBER





DEXIA

MARCH 2005

Cover illustration:
"Décalcomanie, 1966" by René MAGRITTE - © Photothèque René Magritte - ADAGP, Paris 2005



ACTIVITY REPORT Q1 2005

CONDENSED

Q1: JANUARY, FEBRUARY & MARCH - Q2: APRIL, MAY & JUNE - Q3: JULY, AUGUST & SEPTEMBER - Q4: OCTOBER, NOVEMBER & DECEMBER


DEXIA

MARCH 2005

CONTENTS

PRESS RELEASE
PARIS, BRUSSELS, MAY 26, 2005, 5:40 P.M.

FIRST QUARTER 2005 - ACTIVITY AND RESULTS

Robust underlying growth across all business lines

- **Net income - Group share** — EUR 475 million
- **Earnings per share (EPS)** — EUR 0.43
- **Return on equity** — 18.7%
- **Tier 1 ratio** — 9.6% at March 31, 2005

- **Strong volumes in all business lines**
  - Public Finance long-term commitments — EUR 205 billion (+13.6% in one year)
  - FSA net par outstanding — USD 333 billion (+10.3%)
  - Personal customer assets outstanding — EUR 120 billion (+4.4%)
  - Assets under management[1] — EUR 76 billion (+14.9%)

- **Underlying financial performance on target**

in millions of EUR	Q1 2005	*Evolution* Reported	Underlying[2]
Income	1,453	-0.3%	+5.1%
Net income – Group share	475	-8.6%	+12.0%

1 Dexia Asset Management only.
2 i.e. pro forma without nonrecurring items.

I CONSOLIDATED FINANCIAL STATEMENTS

Foreword

First Quarter 2005 results are presented for the first time under EU GAAP (i.e. IFRS as endorsed by the European Commission), including the IAS 32, IAS 39 and IFRS 4 standards. Comparisons with the equivalent quarter of 2004 are not totally relevant since the three standards mentioned above were not in place in 2004.

The first time application of IAS 32, IAS 39 and IFRS 4 on January 1, 2005 leads to publishing the opening balance sheet at this date (see pages 42-43) where it can be seen that total shareholders' equity stands at EUR 12.4 billion.

Dexia's Board of Directors met on May 26, 2005 and approved the financial statements (unaudited) for the first quarter of 2005.

Net income - Group share stood at EUR 475 million in the first quarter 2005. It was EUR 519 million in the first quarter 2004, which included a substantial amount of nonrecurring items (EUR +93 million), while the equivalent number is EUR -1 million in the first quarter of 2005. Adjusting for the changes in scope of consolidation and excluding nonrecurring items, net income - Group share is up 12.0%, stemming from the evolutions analyzed below.

Total income amounted to EUR 1,453 million this quarter, down 0.3% on the comparable quarter of last year. **Underlying total income** on the contrary is up 5.1% (or EUR +69 million), and +5.9% at constant rate of exchange (or EUR +80 million). This overall favorable evolution stems in part from the good level of the commissions which stood at EUR 290 million, i.e. EUR 29 million higher that in the first quarter of 2004 or +11.1%. As for the other income categories, the net progression was positive (EUR 40 million), despite the negative effect of the share leasing portfolio run off on the non-commission income (EUR -9 million).

The trend of the underlying total income is favorable over the last five quarters, as it can be observed in the table on next page, and analyzed in further details when looking at the business lines' performances. Besides, in a narrow and stable spread environment during the first quarter, the volatility of the income linked to the marking to market of financial instruments such as CDS's under EU GAAP has been minor.

Costs amounted to EUR 773 million in the first quarter, up 4.1% on the same period of 2004. Adjusting for the changes in scope of consolidation, the progression was +5.9% or EUR +43 million.

This partly stemmed from the fact that the business lines have increased their activities (see below), causing increased compensation costs as well as the reinforcement of administrative, audit and compliance infrastructures. In addition, some technical or one-off items explain more than half of the above variation. Those include: i) integration costs of Dexia Bank New York Branch into the Dexia Credit Local structure (EUR +2 million); ii) the modification of the cost deferral rate and write-off of uncollectible receivables at FSA (EUR +4 million); iii) the fact that there was, in the first quarter 2004, a release of the provision for a social plan (EUR +11 million) that was used in the following quarters, and no corresponding amounts in the first quarter of 2005; iv) additional allowances for extending a social plan (EUR +5 million); v) adjustment of the "IAS 19" pension provision (EUR +2 million).

Consolidated statement of income

in millions of EUR	Q1 2004	Q1 2005	*Evolution*	Underlying* Evolution
Income	**1,458**	**1,453**	**-0.3%**	**+5.1%**
of which net commissions	*269*	*290*	*+7.5%*	*+11.1%*
Costs	(743)	(773)	+4.1%	+5.9%
Gross operating income	**715**	**680**	**-4.9%**	**+4.1%**
Cost of risk	(14)	(90)	x6.6	-41.3%
Impairments on goodwill	(10)	0	n.s.	n.s.
Tax expense	(150)	(101)	-33.0%	-7.3%
Net income	**541**	**489**	**-9.7%**	**+10.0%**
Minority interests	22	14	-36.3%	-32.1%
Net income - Group share	**519**	**475**	**-8.6%**	**+12.0%**
Cost-income ratio	51.0%	53.2%		
ROE	19.8%	18.7%		

* Based on pro forma accounts for Q1 2004, excluding nonrecurring items.

Group's quarterly underlying* gross operating income

in millions of EUR	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005
Income	1,363	1,388	1,317	1,366	1,432
Costs	(730)	(757)	(772)	(795)	(773)
Gross operating income	633	631	545	572	660

* i.e. excluding nonrecurring items, pro forma for Q1 2004 to Q4 2004.

The **underlying cost base** in the first quarter of 2005 is in line with the average quarterly cost base of last year (see table above). The growth rate for the whole year however is expected to be about half the rate of progression experienced between the first quarter of 2004 and the first quarter of 2005.

The **gross operating income** stands at EUR 680 million, down 4.9% on the same quarter of 2004. The **underlying gross operating income** is, on the contrary, up 4.1% in the quarter, in view of the evolution of the nonrecurring revenues.

The **cost-income ratio** stands at 53.2% increasing from 51.0% in the first quarter of 2004; the **underlying cost-income ratio** stands at 54.0%. While one single quarter's numbers must not be extrapolated, this marks an improvement on the full year 2004 ratio (56.2% under the new accounting standards), and stands well in the direction of the Group's medium-term target (52.5% in 2007).

The net **cost of risk** amounts to EUR 90 million in the first quarter 2005. It was EUR 14 million in the equivalent quarter of 2004. This quarter's amount includes a nonrecurring charge of EUR 83 million relating to Dexia Bank Nederland (see below the section on nonrecurring items). On the underlying basis (i.e. excluding Dexia Bank Nederland), the risk charge continued to go down, both in the credit enhancement and banking activities (respectively 0.5 basis point annualized for FSA, against 0.6 basis point in the full year 2004; 0.8 basis point annualized for the banking activities against 1.8 basis points in the full year 2004), reaching a record low level in the Group's history.

Tax expense is down 33.0%, from EUR 150 million in the first quarter of 2004 to EUR 101 million in the first quarter of 2005. This EUR 49 million reduction stems both from nonrecurring (EUR 36 million) and underlying elements (EUR 13 million) - see below.

The underlying tax rate stands at 26% in the first quarter of 2005.

Minority interests are down from EUR 22 million in the first quarter of 2004 to EUR 14 million in the first quarter of 2005, as a result of some subsidiaries not wholly owned by Dexia experiencing a slight decline of their results in that quarter.

In summary, **net income - Group share** is down 8.6% at EUR 475 million, but up 12.0% on the basis of pro forma underlying data. At constant exchange rate, the progression would have been even higher (+13.5%).

Earnings per share (EPS) are EUR 0.43 (against EUR 0.46 in Q1 04) or -6.0% year-on-year. The reduction stems from the high level of net nonrecurring items in the first quarter of 2004, with no equivalent this quarter. It should be noted that the share buyback program has continued in 2005 (in total 7 million shares purchased in the first quarter and 5 million shares acquired in April 2005, which have been cancelled at the Shareholders' Meeting together with 39 million shares acquired in 2004).

Return on equity stands at 18.7% in the first quarter of 2005 (19.8% one year earlier).

Tier 1 ratio stands at 9.6% as of March 31, 2005, above the level considered desirable by the Group, but substantially lower than its level as of December 31, 2004. This stems from the methodology of calculation of the ratio under EU GAAP, and the increase of risk-weighted assets during the quarter, pulled both by the strong originations and the increase of the US dollar value between the end of 2004 and March 31, 2005.

Contribution of the business lines to the underlying* net income – Group share

in millions of EUR	Q1 2004	Q1 2005	Evolution	*Evolution* *at constant exchange rate*
Total Group	424	475	+12.0%	+13.5%
Public/Project Finance and Credit Enhancement	212	238	+11.9%	+13.8%
Personal Financial Services	98	101	+3.6%	+3.8%
Investment Management and Insurance Services	40	58	+46.6%	+47.7%
Treasury and Financial Markets	74	82	+10.5%	+12.8%
Central Assets	0	(4)	n.s.	n.s.

* i.e. excluding nonrecurring items, pro forma for Q1 2004.

II ACTIVITY AND UNDERLYING RESULTS OF THE BUSINESS LINES

All businesses contributed to the 12% progression of the underlying net income (+13.5% at constant exchange rate), especially Public/Project Finance and Credit Enhancement where a particularly solid revenue growth was achieved. Personal Financial Services continued to grow but at slower pace than in previous periods, in a context of very low interest rates. Investment Management and Insurance Services also continued their progression thanks to very good inflows in all segments (asset management, fund administration and insurance services). Finally, Treasury and Financial Markets achieved a double-digit growth in earnings.

1. PUBLIC/PROJECT FINANCE AND CREDIT ENHANCEMENT

The business line delivered a solid 11.9% growth in net income - Group share. In a highly competitive environment, Dexia achieved a strong quarter in terms of new originations, in both its historic markets and in the countries where the Group started to operate more recently. The high level of activity in the United States and the strong start in the Central and Eastern European regions are especially noteworthy.

Activity

Long-term financing commitments reached EUR 204.7 billion at the end of the first quarter of 2005, up 13.6% over the last twelve months. Of this, commitments in the local public sector totalled EUR 189.0 billion, up 15.0% in one year.

Long-term financing originations[3] amounted to EUR 11.9 billion in the first quarter 2005 (of which EUR 10.3 billion was in the local public sector), up 64.1% compared to the same period in 2004. This growth was driven by the strong activity in France, Belgium, America and Central Europe. In addition, some very large transactions were booked, particularly in Italy and Dexia found new investment opportunities in the bond market, notably in Spain and in America.

- In France, long-term originations amounted to EUR 1.7 billion in the quarter, thanks to a strong activity both with large local authorities and with other categories of customers, in an environment where demand was strongly pulled by the French government's urban renovation program. As of March 31, 2005, long-term commitments stood at EUR 54.5 billion (up 4.9% in one year).
- In Belgium, new lending amounted to EUR 1.3 billion in the first quarter of 2005, of which EUR 1.1 billion was in public finance where Dexia performed well, especially with the municipalities and the Belgian provinces. Dexia market share remains approximately 80%. As of March 31, 2005, long-term commitments reached EUR 26.9 billion, a 6.3% increase in one year.
- In Italy, during a quiet period due to regional elections, new production was EUR 1.9 billion, marked by one very large transaction underwritten with a major public sector client. Dexia Crediop, together with Dexia Capital Markets, also participated in several capital market transactions, notably a property securitization for the city of Venice. At the end of the first quarter, long-term commitments reached EUR 30.4 billion (up +17.8% in one year).
- In Spain, originations were EUR 0.9 billion in first quarter of the year. Dexia Sabadell Banco Local (DSBL) wrote significant transactions with large local authorities (in particular, the City of Madrid). DSBL also took advantage of good investment opportunities in the bond market. As of March 31, 2005, long-term commitments reached EUR 5.6 billion, a 30.9% increase in one year.
- In the United Kingdom, total commitments reached EUR 5.1 billion (up 12.2% on one year earlier), despite a decrease of total originations, in a context marked by reduced demand from local authorities in anticipation of lower interest rates in the UK.

3 Originations relate to the underwriting, acceptance, or purchase of Public/Project finance sector debt obligations, under the form of long-term loans, notes and bonds, liquidity guarantees, and all other forms of credit procurement as applicable in the countries where Dexia operates. Due to the specificities of the business in that country, production statistics are reported excluding Germany.

- In Central and Eastern Europe, Dexia started to originate business through Dexia Kommunalkredit Bank (DKB), its newly-established joint venture with Kommunalkredit Austria (KA)[4]. DKB includes in its scope the Slovak and Polish subsidiaries of the Group (Dexia Banka Slovensko and Dexia Kommunalkredit Polska), and deploys its commercial efforts in the Czech Republic. Long-term commitments climbed to EUR 0.8 billion, up 96.5% on one year earlier. This figure does not include some transactions originated in this region and booked at Dexia headquarters or at Kommunalkredit Austria. The latter company's commitments reached EUR 11.4 billion at the end of the first quarter. KA was active in its home market, Austria, as well as in the neighboring countries such as Germany, where one very large transaction was underwritten in cooperation with Dexia Hypothekenbank Berlin.
- In America, Dexia experienced a very strong quarter: new long-term commitments amounted to EUR 2.6 billion (or USD 3.3 billion) in the first quarter of 2005, more than 2.4 times the production of last year's first quarter. This boost was the result of the high level of activity in providing liquidity guarantees to local authorities in a less competitive environment. Dexia New York took advantage of new investment opportunities in the US Municipal Bond market, notably in the tax-exempt sector. As of March 31, 2005, long-term commitments reached EUR 33.2 billion, up 29.6% on one year earlier.
- For the activities carried out in other countries or directly from headquarters, Dexia financed many local authorities worldwide. Originations rocketed to EUR 2.1 billion, with substantial productions in Switzerland (e.g. a loan to the canton of Geneva), Canada and Central Europe. Several project finance transactions were also completed during the quarter, notably in Australia. Long-term commitments reached EUR 10.3 billion as of March 31, 2005, up 62.8% in one year.

The **debt management** activity has also been very dynamic, particularly in France, where the transactions totalled EUR 1.8 billion during the first quarter, a significant increase compared to the first quarter of last year, which was a quiet period for this business due to regional elections. In Belgium, the debt management activity also increased and amounted to EUR 1.0 billion in the quarter.

Short-term loans amounted to EUR 19.6 billion as of March 31, 2005. They were down 26.3%, primarily due to the consolidation of short-term facilities into long-term facilities.

Deposits and assets under management of the business line's customers have continued to increase and reached EUR 25.6 billion at the end of the first quarter of 2005 (up 6.2% compared to the previous year). Noteworthy is the good activity in France and the gain of new asset management mandates with European local authorities.

Finally, **insurance services** catering to local authority employees and also to institutional customers in Belgium and France, have experienced a strong increase in the first quarter of 2005. Dexia Insurance's premiums totalled EUR 183 million, of which EUR 115 million were originated in Belgium and EUR 69 million in France. Those figures reflect the high level of new business in life insurance in Belgium and the successful development in France of Dexia Epargne Pension, whose premiums jumped by 76% in one year. Also in France, premiums collected by Dexia Sofaxis (brokerage activities) amounted to EUR 303 million in the first quarter of 2005 (up 20% in one year).

Regarding **FSA**[5] (Financial Security Assurance), the activity in the first quarter of 2005 exceeded the level of 2004. Gross present value (PV) premiums reached USD 193 million, an increase of 2.9% compared to the first quarter of 2004, which is a robust performance in view of the highly competitive and tight-spread environment. In a still active US municipal sector market, FSA collected USD 77 million gross PV premiums (down 14% compared to the first quarter of 2004),

4 Dexia Kommunalkredit Bank is a joint venture between Dexia (51%) and Kommunalkredit Austria (49%). Kommunalkredit Austria is also 49% owned by Dexia.

5 For more details, see press release dated May 12, 2005, available on the company web site www.fsa.com.

Long-term outstanding commitments – Public/Project Finance and Credit Enhancement

in billions of EUR	March 31, 2004	March 31, 2005	Evolution
Belgium	25.3	26.9	+6.3%
France	51.9	54.5	+4.9%
Luxembourg	1.2	2.0	+61.9%
The Netherlands	0.7	0.7	+2.9%
United Kingdom	4.6	5.1	+12.2%
Sweden	3.1	3.5	+12.1%
Italy	25.8	30.4	+17.8%
Spain	4.3	5.6	+30.9%
Germany	31.0	31.7	+2.4%
Central Europe	0.4	0.8	+96.5%
America	25.6	33.2	+29.6%
Other	6.3	10.3	+62.8%
Total	**180.2**	**204.7**	**+13.6%**

especially in the general obligations sector and with a reduced contribution from the health care sector. In the US asset-backed securities (ABS) sector, FSA collected very high quality business diversified among consumer receivables, residential mortgages and pooled corporate transactions. The gross PV premiums rose by 74% in the first quarter and reached USD 61 million. The international business (mainly in Europe) continued to do well in the first quarter of 2005, with a good deal flow, and well diversified between asset-backed and public infrastructure transactions. There was also a strong demand for guaranteed investment contracts (GICs) in both the municipal and structured finance sectors during the quarter. As of March 31, 2005, total net par outstanding insured by FSA was USD 332.7 billion (+10.3% on one year earlier), of which USD 201.2 billion relates to the municipal sector.

Underlying results

Net income - Group share amounts to EUR 238 million for the first quarter of 2005, up 11.9% compared to the first quarter of 2004 (up 13.8% at constant exchange rate).

This good performance results from a solid increase of **income**, which is up 8.1%, despite the decrease of the US dollar that had a negative impact on the contributions of FSA and Dexia NY when converted into euro. At constant exchange rate, total income would have been up +9.6%.

Income progression is pulled by the increase of interest margin and related income (including FSA's investment income), up 9.4%, reflecting the rise in long-term outstandings. Commissions increase by 3.5% while technical margin in insurance activities (mainly earned premiums at FSA) decline slightly, due to the decrease of the US dollar.

Costs are up 10.3% in the first quarter of 2005 compared to the first quarter of 2004. This increase is largely explained by the development of the business (both in its historic markets, France and Belgium, and internationally). The variance also partly comes from FSA (EUR +4 million), where technical adjustments and write-offs of uncollectible receivables were made. All in all, the cost base is roughly stable compared to the last two quarters of 2004, as shown in the second table below.

Gross operating income is thus up 6.9%, and up 8.7% at constant exchange rate. The **cost-income ratio** slightly increases from 32.8% in the first quarter of 2004, to 33.5% in the first quarter of 2005.

The **cost of risk** is down compared to the first quarter of last year, and is quasi-nil this quarter. This is due to the still very low level of new provisions, reflecting the very high credit quality of the portfolio, compensated by an equivalent volume of write-backs accounted for during the quarter, among other in Italy.

Tax expense rises by 16.1%, in line with the progression in net operating income.

The **return on economic equity** of the business line remains at the satisfactory level of 23.7%.

Underlying* results – Public/Project Finance and Credit Enhancement

in millions of EUR	Q1 2004	Q1 2005	Evolution	*Evolution at constant exchange rate*
Income	499	539	+8.1%	+9.6%
Costs	(163)	(180)	+10.3%	+11.5%
Gross operating income	335	359	+6.9%	+8.7%
Net income – Group share	**212**	**238**	**+11.9%**	**+13.8%**
Cost-income ratio	32.8%	33.5%	-	-
ROEE**	22.6%	23.7%	-	-

* i.e. excluding nonrecurring items, pro forma for Q1 2004.
** Return on economic equity, annualized.

Quarterly evolution of the underlying results

in millions of EUR	Q1 2004*	Q2 2004*	Q3 2004*	Q4 2004*	Q1 2005
Income	499	502	501	542	539
Costs	(163)	(172)	(178)	(179)	(180)
Gross operating income	335	330	323	362	359

* Pro forma.

2. PERSONAL FINANCIAL SERVICES

Following the new segmentation introduced in 2005, Personal Financial Services (PFS) now include retail banking and private banking activities. The production of insurance products was transferred to the Group's third business line, renamed Investment Management and Insurance Services.

PFS is focused on the distribution of financial products to individual customers (retail or private banking) and small and medium-sized companies. The greatest part of the activity is conducted in Belgium and in Luxembourg but the Group has also some retail banking activities in Slovakia and private banking operations in some other European countries (mainly Switzerland and France). The new segmentation was the opportunity to redefine the retail and private banking segments homogeneously within the Group: clients are now considered "private" if they have more than EUR 500,000 financial assets with the bank.

In a business environment which remains competitive and which is marked by the low level of interest rates, net income - Group share is up 3.6% in the first quarter of 2005 compared to the same quarter of 2004, thanks particularly to increasing commissions stemming from sizeable net inflows in mutual funds and insurance products.

Activity

Total customer assets amounted to EUR 119.6 billion on March 31, 2005, up 2.5% in three months, and up 4.4% in one year. During the first quarter, marked by still very low interest rates and a slightly better stock market environment, customer assets increased by EUR 2.9 billion, of which EUR 1.7 billion was from net inflows. The greater demand for mutual funds and insurance products, coupled to the bank's commercial strategy in those products, led to a significant increase in off-balance outstandings, while balance-sheet products were stable overall.

In **retail banking**, customer assets reached EUR 81.2 billion as of March 31, 2005, up 2.9% in three months (or EUR +2.3 billion). The main trends were as follows:

- Balance-sheet products outstandings were roughly stable with a decrease of savings certificates (mainly savings bonds) and a slight increase of savings accounts, resulting mainly from the reinvestment of the annual interest payments served in January.
- Mutual funds (+4.5%) and life insurance products (+3.6%), mainly in guaranteed products, continued to progress. This is the result of the successful commercial campaign launched for those products.

Private banking customer assets increased to EUR 38.4 billion as of March 31, 2005, up 1.7% in three months. This evolution is mainly due to a positive market effect. Nevertheless, in total, assets managed under a mandate increased significantly over the quarter to EUR 7.1 billion (+7.6%). With the new client segmentation, Belgium represents now approximately 42% of the Group's total private banking assets, Luxembourg 40%, France 8% and Switzerland 7%. The balance is shared essentially between UK and Denmark. On top of these EUR 38.4 billion, the joint venture between Banco Popular and Dexia in Spain totalled EUR 2.5 billion of customer assets at the end of the quarter.

Customer assets (at quarter-end)

	2004				2005	*Evolution*	*Evolution*
in billions of EUR	March	June	Sept.	Dec.	March	*March 31, 2005/ Dec. 31, 2004*	*March 31, 2005/ March 31, 2004*
Balance-sheet products *(Deposits, savings bonds...)*	56.3	56.5	56.2	55.8	55.8	+0.0%	-0.8%
Off-balance sheet products *(Mutual funds, securities...)*	51.5	50.9	51.4	52.9	55.6	+5.1%	+8.0%
Insurance *(Life insurance technical reserve)*	6.8	7.1	7.5	8.0	8.2	+3.1%	+20.7%
Total customer assets	**114.6**	**114.6**	**115.1**	**116.7**	**119.6**	**+2.5%**	**+4.4%**
of which retail banking	*77.3*	*78.2*	*78.1*	*78.9*	*81.2*	*+2.9%*	*+5.0%*
of which private banking	*37.2*	*36.4*	*37.1*	*37.8*	*38.4*	*+1.7%*	*+3.1%*

Customer loans (at quarter-end)

	2004				2005	*Evolution*	*Evolution*
in billions of EUR	March	June	Sept.	Dec.	March	*March 31, 2005/ Dec. 31, 2004*	*March 31, 2005/ March 31, 2004*
Mortgage loans to retail customers	14.7	14.9	15.2	15.5	15.8	+1.6%	+7.6%
Consumer loans to retail customers	2.4	2.3	2.3	2.4	2.3	-4.2%	-5.8%
Loans to SMEs and self-employed	5.8	6.1	6.0	6.0	6.1	+2.2%	+5.0%
Loans to private banking customers	2.4	2.4	2.5	2.5	2.5	+0.7%	+5.2%
Total customer loans	**25.3**	**25.8**	**26.0**	**26.4**	**26.7**	**+1.1%**	**+5.5%**

Underlying* results – Personal Financial Services

in millions of EUR	Q1 2004	Q1 2005	Evolution	*Evolution at constant exchange rate*
Income	531	547	+3.0%	+3.1%
Costs	(382)	(393)	+2.7%	+2.7%
Gross operating income	149	154	+3.8%	+4.0%
Net income – Group share	**98**	**101**	**+3.6%**	**+3.8%**
Cost-income ratio	72.0%	71.8%	-	-
ROEE**	23.8%	23.6%	-	-

* i.e. excluding nonrecurring items, pro forma for Q1 2004.
** Return on economic equity, annualized.

Quarterly evolution of the underlying results

in millions of EUR	Q1 2004*	Q2 2004*	Q3 2004*	Q4 2004*	Q1 2005
Income	531	534	545	553	547
Costs	(382)	(406)	(394)	(396)	(393)
Gross operating income	149	129	152	157	154

* Pro forma.

At March 31, 2005, **loans to retail and private customers** reached EUR 26.7 billion, up 1.1% during the first quarter of 2005 and up 5.5% in one year. This increase stems from mortgage loans to retail customers which reached EUR 15.8 billion, up 1.6% over the quarter, and from the loans to SMEs, up 2.2% over the quarter.

Underlying results

Net income - Group share amounted to EUR 101 million for the first quarter of 2005, up 3.6% compared to the first quarter of 2004.

Income reaches EUR 547 million in the first quarter of 2005, up 3.0% compared to the first quarter of 2004. Net interest and related income decreased slightly (-1.3%) in a context of still very low interest rate, a shift occurring in customer assets from balance-sheet products (outstandings down 0.8% over the year) towards off-balance sheet products (outstandings up 8.0% over the year). Symmetrically, net commissions progressed significantly (+12.2%) thanks to the strong activity in mutual funds and insurance.

Costs amounted to EUR 393 million in the first quarter of 2005, up 2.7% compared to the first quarter of 2004, and in line with the average cost base of the last two quarters of last year, as it can be seen in the second table above.

Gross operating income is thus up 3.8% quarter on quarter (+4.0% at constant exchange rate). The **cost-income ratio** has improved slightly to 71.8% during the first quarter of 2005.

The **cost of risk** amounts to EUR 9 million in the first quarter of 2005 and is roughly stable compared to the first quarter of 2004 and to the quarterly average throughout 2004.

Tax expense rises by 6.0% in line with the increase in net operating income.

The **return on economic equity** of the business line stands at 23.6%.

3. INVESTMENT MANAGEMENT AND INSURANCE SERVICES

Investment Management and Insurance Services include Asset Management, Fund Administration and Insurance Activities (i.e. the manufacturing of insurance products). The business line achieved a strong performance both in terms of new business and financial results.

Net income - Group share increased by 46.6% in the first quarter of 2005 compared to the first quarter of 2004, with a very good performance and positive trends in all segments.

Activity

Assets under management[6] reached EUR 75.7 billion at the end of the first quarter of 2005, up 5.9% in three months (EUR +4.2 billion) and up 14.9% in one year. This evolution is the result of a significant organic growth in the first quarter of 2005 (EUR +3.0 billion) and also of a positive market effect (EUR +1.2 billion).

Net inflows come primarily from the mutual funds, with a good performance of certain type of products such as dynamic money market funds. As of March 31, 2005, assets under management to institution-

6 Under the new presentation, only Dexia Asset Management (Dexia AM) statistics are reported, i.e. excluding assets managed in other entities and by the private banking teams.

al clients amounted to EUR 28.7 billion (EUR 18.7 billion of mandates and EUR 10.0 billion of mutual funds), despite the non-renewal of one large mandate.

Productivity ratios have remained very good in the first quarter for Dexia Asset Management. As in 2004, costs represented 13 basis points of assets under management.

In **Fund Administration**, activity remained strong in a very competitive environment.

Total *assets under custody* amounted to EUR 354 billion at the end of the period, of which EUR 202 billion in the form of mandates to Dexia Fund Services (up 7.0% in three months).

The *central administration* activity has experienced a 1.5% growth in terms of net asset valuations (a 5.7% growth in twelve months).

The *transfer agent* activity also improved, the number of transactions (subscriptions/repurchases) rose by 5.2% over the year.

The **Insurance Activities** mainly cover the operations of Dexia Insurance. Premiums received on all categories of products sold throughout the various networks of the Group reached EUR 843 million in the first quarter of 2005, up 28.2% in one year. This is the result of a strong performance in life insurance products (EUR 725 million premiums). The activity was buoyant in the Group's three core markets (Belgium, France and Luxembourg). See Focus on insurance activities across all business lines on page 12.

Underlying results

Net income - Group share amounts to EUR 58 million in the first quarter of 2005, up 46.6% compared to the first quarter of 2004.

The improvement of profitability stems from the strong increase in **income** (+16.4% year-on-year) in all segments of the business line (see second table below).

- **Asset management** income is up 9.2% in one year (EUR +4 million) in the context of increased volumes and of a change in the product pricing and internal allocation conventions. To recall, absolute performance fees are no longer charged, and this is partly compensated by increased management fees. This will ensure lesser volatility of the total commissions throughout the whole year.
- **Fund administration** income is up (EUR +3 million), following the positive trend of the last quarters, thanks to a strong activity and despite the competitive pricing environment.
- **Insurance** income increases to EUR 58 million in the first quarter, up EUR 17 million over the first quarter of 2004, and up EUR 9 million above the average quarter of 2004. This quarterly income includes, notably, capital gains on one stock in the portfolio, which has been the object of a public share exchange offering.

Costs of the entire business line increase by 11.2% (or EUR +10 million), due to the strong development of the activity in every segment and especially to the expansion of Dexia Asset Management (mainly in the institutional market) and of Dexia Fund Services.

The **gross operating income** reaches EUR 69 million in the first quarter of 2005, a 24.6% increase compared to the first quarter of 2004. The **cost-income ratio** in this business line improves in one year and stands at 58.7%.

Underlying* results – Investment Management and Insurance Services

in millions of EUR	Q1 2004	Q1 2005	Evolution	*Evolution at constant exchange rate*
Income	144	168	+16.4%	+16.8%
Costs	(88)	(98)	+11.2%	+11.2%
Gross operating income	56	69	+24.6%	+25.7%
Net income – Group share	**40**	**58**	**+46.6%**	**+47.7%**
Cost-income ratio	61.4%	58.7%	-	-
ROEE**	23.0%	32.1%	-	-

* i.e. excluding nonrecurring items, pro forma for Q1 2004.
** Return on economic equity, annualized.

IMIS segment contributions

	Asset Management		Fund Administration		Insurance		Total IMIS	
in millions of EUR	Q1 04*	Q1 05	Q1 04*	Q1 05	Q1 04*	Q1 05	Q1 04*	Q1 05
Income	42	45	61	64	41	58	144	168
Costs	(21)	(24)	(40)	(44)	(27)	(30)	(88)	(98)
Gross operating income	20	21	21	20	14	28	56	69

* Pro forma.

Focus on the contribution of insurance business across all business lines*

Insurance activities are carried out in the different business lines of the Group. Public/Project Finance (PPF) and Personal Financial Services (PFS) have both a distribution focus generating commission type revenues, whilst Investment Management and Insurance Services (IMIS) handles the "manufacturing" functions, and therefore accounts for the technical and financial revenues.

The respective contributions of the business lines in the period in terms of premiums has been 22% from PPF, 69% from PFS, and 9% from IMIS.

The contribution of the business lines in the first quarter to the income has been EUR 115 million in the first quarter 2005 (+32% over the same quarter of the previous year). EUR 6 million came from PPF (+44%) owing to the very good level of activity in the life/pension area. EUR 51 million came from PFS (+19%), *and EUR 58 million in IMIS (+42%).*

* Excluding FSA and Dexia Sofaxis.

4. TREASURY AND FINANCIAL MARKETS

First quarter 2005 **net income - Group share** amounts to EUR 82 million, a +10.5% growth compared to the first quarter of 2004 (+12.8% at constant exchange rate). This stems from a rise in income, a very low cost of risk and an overall decreasing tax rate.

Income amounts to EUR 138 million in the first quarter of 2005 (+5.6% year-on-year, and +7.5% at constant exchange rate). This good performance results largely from the credit spread portfolio, despite an already high level reached in the first quarter of last year, and also from the securitization desk.

The **gross operating income** increases to EUR 95 million (+5.3% year-on-year, and +7.7% at constant exchange rate), with a **cost-income ratio** of 30.8%.

Tax expense is reduced from EUR 26 million in the first quarter of 2004 to EUR 13 million in the first quarter of 2005, due to an increasing part of the transactions carrying a lower tax rate.

III CENTRAL ASSETS AND NONRECURRING ITEMS

1. Central Assets

Central Assets mainly record the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currency hedging contracts. On the cost side, the segment registers costs that cannot be attributed to a specific business line. Besides, as Dexia Bank Nederland is in a run off situation, its results are now accounted for in Central Assets, under the new segmentation.

In the first quarter of 2005, contribution to net income - Group share by Central Assets was slightly negative (EUR -4 million). This is essentially due to lower income during the first quarter of this year (variance EUR -18 *million) and explained by the two main following reasons: i)* the underlying income decreased by EUR -5 million at Dexia Bank Nederland, resulting from the decrease of the credit outstandings; ii) the USD hedges contributed positively (EUR 8 million) to last year's income, with no equivalent income this year, as Dexia did practically not hedge its USD positions for the first quarter of 2005.

Underlying* results – Treasury and Financial Markets

in millions of EUR	Q1 2004	Q1 2005	Evolution	*Evolution* *at constant exchange rate*
Income	130	138	+5.6%	+7.5%
Costs	(40)	(42)	+6.2%	+7.0%
Gross operating income	90	95	+5.3%	+7.7%
Net income – Group share	**74**	**82**	**+10.5%**	**+12.8%**
Cost-income ratio	30.6%	30.8%	-	-
ROEE**	25.5%	37.2%	-	-

* i.e. excluding nonrecurring items, pro forma for Q1 2004.
** Return on economic equity, annualized.

Underlying* results – Central Assets

in millions of EUR	Q1 2004	Q1 2005	Variance
Income	59	41	(18)
Costs	(55)	(59)	(4)
Gross operating income	3	(18)	(21)
Tax expense	2	17	+15
Other items	(6)	(3)	+3
Net income – Group share	0	(4)	(4)

* i.e. excluding nonrecurring items, pro forma for Q1 2004.

Nonrecurring items

in millions of EUR	Q1 2004*	Q1 2005	Variance
Income	+78	+20	(58)
Costs	0	0	-
Gross operating income	**+78**	**+20**	**(58)**
Cost of risk	(1)	(83)	(82)
Impairments on goodwill	(10)	0	(10)
Tax expense	+26	+62	(36)
Other items	(1)	0	1
Net income – Group share	**+93**	**(1)**	**(94)**

* Pro forma.

2. Nonrecurring items

The contribution of nonrecurring items to the net income - Group share amounted to EUR -1 million in the first quarter of 2005, against a positive contribution of EUR +93 million in the first quarter of 2004, i.e. a EUR -94 million variance. This is due both to lower revenues, increased cost of risk linked to an additional expense at Dexia Bank Nederland, and finally nonrecurring tax entries, as follows:

- *Income*

  In 2004, interest payments have started to be collected on the share leasing contracts of Dexia Bank Nederland which have accepted the "Dexia Commercial Offer", which included interest reductions that were included in the total generic provision. The utilization of this provision is treated as a nonrecurring item (EUR +9 million for the first quarter of 2005 and EUR +10 million in the first quarter of 2004).

  Net nonrecurring gains on long-term investments amounted to EUR +11 million in the first quarter of 2005, while they amounted to EUR +63 million in the first quarter of 2004 (mainly due to the sale of Dexia's stake in Belgacom).

- *Cost of risk*

  There has been a net charge of EUR 83 million in the first quarter of 2005, stemming from two factors in opposite directions. One is the settlement arrived at by Mr Duisenberg in the share leasing issue, the estimated cost of which amounts to EUR 400 million. This will be financed by the contribution obtained from Aegon (EUR 218 million), the release of existing provisions in Dexia's financial statements (EUR 85 million) and an additional charge (EUR 97 million), already announced with the outcome of the mediation. In the other direction, a release of EUR 14 million has been made on the prior provisions, following the review of the parameters (AEX, effective default experience, etc).

- *Tax expense*

  Nonrecurring taxes amounted to a credit of EUR +62 million in the first quarter of 2005 and stemmed from the tax impact of the nonrecurring items describes above (mainly the tax impact of additional provision at Dexia Bank Nederland i.e. EUR 26 million), the settlement of a tax dispute in favor of Dexia (EUR +15 million), and the positive tax effect on deductible impairments on one participation (EUR +17 million).

Commenting on those results, Pierre Richard, Group Chief Executive Officer, declared:

"This first round of quarterly results under EU GAAP brings its lot of novelties in the reading of our financial statements. What is essential however is that Dexia has met and even exceeded its targets in terms of solvency (with a Tier 1 ratio of 9.6%), value creation (with a ROE of 18.7%) and earnings growth (with underlying income up nearly 6%, and net attributable income up +13.5% at constant exchange rate).

Business has been strong across all business lines, and this quarter stands well in the line of the medium term objectives we have set for the Group."



PIERRE RICHARD,
Group Chief Executive Officer
Chairman of the Management Board

ACTIVITY AND FINANCIAL RESULTS

EARNINGS PER SHARE (IN EUR)



Dexia GAAP
EU GAAP
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
0.66
0.75
0.85
0.98
1.15
1.25
1.13
1.24
1.58
0.46
0.43
1996
1997
1998
1999
2000
2001
2002
2003
2004
Q1 2004
Q1 2005

COST-INCOME RATIO (%)



Dexia GAAP
EU GAAP
Reported
Underlying
80
70
60
50
40
30
20
10
0
53.9
54.8
59.0
58.9
59.2
55.9
51.0
53.2
53.5
54.0
1999
2000
2001
2002
2003
2004
Q1 2004
Q1 2005
Q1 2004
Q1 2005

RETURN ON EQUITY (%)[1]



Dexia GAAP
EU GAAP
20
18
16
14
12
10
8
6
4
2
0
15.7
17.7
18.7
16.2
16.5
19.8
19.8
18.7
1999
2000
2001
2002
2003
2004
Q1 2004
Q1 2005

1 The ratio between the annualized net income - Group share, and the weighted average core shareholders' equity (estimated dividend for the period deducted).

STATEMENT OF INCOME

in millions of EUR	Q1 2004[1]	Q1 2005[2]	Evolution	Q1 2004[1] pro forma	Evolution pro forma total	Evolution pro forma underlying
Income	1,458	1,453	-0.3%	1,442	+0.8%	+5.1%
of which net commissions	*269*	*290*	*+7.5%*	*257*	*+12.5%*	*+11.1%*
Costs	(743)	(773)	+4.1%	(730)	+5.9%	+5.9%
Gross operating income	715	680	-4.9%	712	-4.5%	+4.1%
Cost of risk	(14)	(90)	x6.6	(14)	x6.6	-41.3%
Impairments on goodwill	(10)	0	n.s.	(10)	n.s.	n.s.
Tax expense	(150)	(101)	-33.0%	(149)	-32.6%	-7.3%
Net income	541	489	-9.7%	539	-9.3%	+10.0%
Minority interests	22	14	-36.3%	22	-36.3%	-32.1%
Net income - Group share	519	475	-8.6%	517	-8.2%	+12.0%

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

STATEMENT OF INCOME: FROM REPORTED TO UNDERLYING[1] PRO FORMA[2]

in millions of EUR	Q1 2004[3]	Q1 2005[4]	Evolution
Income	1,458	1,453	-0.3%
Changes in scope of consolidation	*(16)*	*0*	*n.s.*
Income pro forma	1,442	1,453	+0.8%
Nonrecurring items	*78*	*20*	*-74.0%*
Underlying income	1,363	1,432	+5.1%
Costs	(743)	(773)	+4.1%
Changes in scope of consolidation	*13*	*0*	*n.s.*
Costs pro forma	(730)	(773)	+5.9%
Nonrecurring items	*0*	*0*	*n.s.*
Underlying costs	(730)	(773)	+5.9%
Gross operating income pro forma	712	680	-4.5%
Nonrecurring items	*78*	*20*	*n.s.*
Underlying gross operating income	633	660	+4.1%
Cost of risk pro forma	(14)	(90)	x6.6
Nonrecurring items	*(1)*	*(83)*	*n.s.*
Underlying cost of risk	(13)	(8)	-41.3%
Net income - Group share pro forma	517	475	-8.2%
Nonrecurring items	*93*	*(1)*	*n.s.*
Underlying net income - Group share	424	475	+12.0%

1 i.e. excluding nonrecurring items.
2 Pro forma Q1 2004 essentially due to the acquisition of FMS Hoche and the sale of Kempen & Co and SMBP.
3 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
4 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

KEY RATIOS

	Q1 2004[1]	Q1 2005[2]
Earnings per share (EPS)		
- basic[3]	EUR 0.46	EUR 0.43
- diluted[4]	EUR 0.46	EUR 0.43
Profit margin[5]	37.1%	33.6%
Cost-income ratio[6]	51.0%	53.2%
Cost of risk banking activities (annualized)[7]	0.02%	0.14%
Return on equity (annualized)[8]	19.8%	18.7%

UNDERLYING KEY RATIOS

	Q1 2004[1]	Q1 2005[2]
Underlying cost-income ratio[6,9]	53.5%	54.0%
Underlying cost of risk banking activities (annualized)[7,9]	0.01%	0.01%

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 The ratio between net income - Group share and weighted average number of shares.
4 The ratio between net income - Group share and weighted average diluted number of shares.
5 The ratio between net income and income.
6 The ratio between costs and income.
7 The ratio between the annualized net cost of risk (i.e. excluding credit enhancement) and the gross outstanding loans and advances to customers and off-balance sheet financing commitments.
8 The ratio between the annualized net income - Group share, and the weighted average core shareholders' equity (estimated dividend for the period deducted).
9 i.e. excluding nonrecurring items.

BALANCE SHEET AND NET ASSETS

in millions of EUR, except where indicated	March 31, 2004[1]	Jan. 1, 2005[2]	March 31, 2005[2]	*Evolution* March 31, 2005/ Jan. 1, 2005
Total assets	**366,267**	**405,926**	**430,691**	+6.1%
of which				
Loans and advances to customers	169,053	170,595	172,214	+0.9%
Loans and securities available for sale	111,427	126,204	140,090	+11.0%
Total liabilities	**354,372**	**392,852**	**417,703**	+6.3%
of which				
Customers borrowings and deposits	84,276	93,055	96,127	+3.3%
Debt securities	140,369	146,101	153,241	+4.9%
Total equity	**11,895**	**13,074**	**12,988**	-0.7%
of which				
Core shareholders' equity	11,356	10,713	10,384	-3.1%
Total shareholders' equity	11,385	12,377	12,240	-1.1%
Net assets per share (in EUR)				
- related to core shareholders' equity[3]		9.07	9.28	+2.3%
- related to total shareholders' equity[4]		10.58	10.97	+3.8%

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
3 The ratio between core shareholders' equity (estimated dividend for the period deducted) and the number of shares (after deduction of treasury shares) at end of period.
4 The ratio between total shareholders' equity (estimated dividend for the period deducted) and the number of shares (after deduction of treasury shares) at end of period.

CAPITAL ADEQUACY

in millions of EUR, except where indicated	Jan. 1, 2005[1]	March 31, 2005[1]	*Evolution* March 31, 2005/ Jan. 1, 2005
Tier 1 capital[2]	10,336	10,567	+2.2%
Total regulatory capital[2]	11,460	11,468	+0.1%
Risk-weighted assets	103,355	109,542	+6.0%
Tier 1 ratio[2]	10.0%	9.6%	
Capital adequacy ratio[2]	11.1%	10.5%	

1 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.
2 For the calculation of this ratio, the profit for the financial year minus the pro rata dividend (estimated for 3 months 2005) is included in the equity.

MAIN ITEMS REPORTED AS NONRECURRING IN 2004 AND 2005 (FIRST QUARTER)

Income

In Q1 2004: net revenues on the credit linked notes (CLN portfolio) (EUR -7.0 million); utilization of Legiolease provision (EUR +9.8 million); capital gain on sale of equities (EUR +8.8 million); capital gain on long-term investments (EUR +53.8 million); impairment on long-term investments (EUR -7.3 million); effect of disposal of properties (EUR +16.5 million); insurance of CLN portfolio (EUR -3.3 million); reimbursement of default interests following a settlement with the Belgian fiscal authorities (EUR +7.3 million).

In Q1 2005: interest discount on loans accepting Dexia Offer (EUR +9.2 million); capital gain on sale of equities (EUR +7.1 million); capital gain on long-term investments (EUR +4.1 million).

Cost of risk

In Q1 2005: charges for Legiolease at Dexia Bank Nederland (EUR -83.0 million).

Impairments on goodwill

In Q1 2004: accelerated goodwill amortization (EUR -9.9 million) following impairments on a participation.

Taxes

In Q1 2004: reimbursement of taxes following a settlement with the Belgian fiscal authorities (EUR +10.2 million); tax credit caused by the impairment of a participation (EUR +17.3 million).

In Q1 2005: reimbursement of taxes following a settlement with the Belgian fiscal authorities (EUR +15.4 million); tax credit caused by the impairment of a participation (EUR +17.0 million); write-back of a tax provision (EUR +6.5 million).

All the items above are before tax. The amount of corresponding taxes, at appropriate rates, is treated as a nonrecurring item in the total amount of taxation.

II OPERATIONS AND RESULTS OF THE BUSINESSES

STATEMENT OF INCOME

INCLUDING NONRECURRING ITEMS

Q1 2005

in millions of EUR, except where indicated	Public/Project Finance and Credit Enhancement	Retail Financial Services	Investment Management and Insurance Services	Treasury and Financial Markets	Central Assets	Dexia
Income	**539**	551	168	138	57	1,453
of which net commissions	41	186	48	6	9	290
Costs	**(180)**	(393)	(98)	(42)	(59)	(773)
Gross operating income	**359**	158	69	95	(2)	680
Cost of risk	1	(9)	0	1	(83)	(90)
Impairments on goodwill	0	0	0	0	0	0
Tax expense	(113)	(44)	(10)	4	62	(101)
Net income	**247**	105	59	100	(23)	489
Minority interests	9	0	1	1	3	14
Net income - Group share	**238**	105	58	99	(25)	475
Cost-income ratio	33.5%	71.3%	58.7%	30.8%	n.s.	53.2%
Allocated equity (end of period)	4,010	1,714	723	883	1,188	8,519
Risk-weighted assets (end of period)	51,564	24,308	1,570	23,591	8,510	109,542

CONTRIBUTION TO THE UNDERLYING* NET INCOME - GROUP SHARE

Q1 2005



17%
50%
21%

* i.e. excluding nonrecurring items.

II OPERATIONS AND RESULTS OF THE BUSINESSES

Public/Project Finance and Credit Enhancement

ACTIVITY STATISTICS

All statistics hereunder relate to the underwriting, acceptance or purchase of public/project finance sector debt obligations, under the form of long-term loans, notes and bonds, liquidity guarantees, all other forms of credit procurement as applicable in the countries where Dexia operates. Due to the specificities of the business in that country, production statistics are reported excluding Germany. The short-term facilities are not included.

	LONG-TERM ORIGINATIONS			LONG-TERM COMMITMENTS[1]		
in millions of EUR	Q1 2004	Q1 2005	*Evolution* Q1 2005/ Q1 2004	March 31, 2004	March 31, 2005	*Evolution* March 31, 2005/ March 31, 2004
Fully-consolidated subsidiaries						
Belgium[2]	1,034	1,317	+27.3%	25,278	26,875	+6.3%
France	1,446	1,678	+16.0%	51,938	54,493	+4.9%
Luxembourg	73	138	+89.6%	1,247	2,019	+61.9%
The Netherlands	126	85	-32.7%	677	697	+2.9%
United Kingdom	818	434	-47.0%	4,579	5,137	+12.2%
Sweden	128	191	+48.7%	3,082	3,453	+12.1%
Italy	1,231	1,943	+57.9%	25,766	30,353	+17.8%
Spain	509	894	+75.5%	4,312	5,646	+30.9%
Central Europe[3]	40	419	x10.5	423	831	+96.5%
America	1,088	2,632	x2.4	25,606	33,184	+29.6%
Other[4]	740	2,144	x2.9	6,342	10,328	+62.8%
Fully-consolidated subsidiaries without Germany	**7,235**	**11,876**	**+64.1%**	**149,249**	**173,016**	**+15.9%**
Germany	2,301	2,588	+12.5%	30,982	31,729	+2.4%
Fully-consolidated subsidiaries with Germany	**9,535**	**14,464**	**+51.7%**	**180,232**	**204,745**	**+13.6%**
of which public sector	*7,656*	*12,839*	*67.7%*	*164,356*	*189,041*	*+15.0%*
of which corporate & project finance	*1,879*	*1,625*	*-13.5%*	*15,876*	*15,703*	*-1.1%*
Equity-accounted companies						
Austria (Kommunalkredit Austria)[5]	1,101	1,270	+15.3%	8,196	11,380	+38.8%
Total managed by the Dexia Group	**10,636**	**15,734**	**+47.9%**	**188,428**	**216,125**	**+14.7%**

1 These amounts are stated at current exchange rate.
2 The activities realized by Dexia Bank Belgium outside Belgium have been transferred to "other" since January 1, 2005. Previous figures have been restated.
3 "Central Europe" gathers all the activities of Dexia Kommunalkredit Bank and its two subsidiaries in Slovakia and Poland.
4 "Other" includes the activities of the Pacific area and Israël as well as the transactions carried out by the headquarters in countries where the Group has no direct presence.
5 Corresponding to 100% of new lending/outstanding loans of Kommunalkredit Austria, which is 49%-owned by Dexia.

DEPOSIT-TAKING SERVICES AND INVESTMENT PRODUCTS (INCLUDING OFF-BALANCE SHEET PRODUCTS)

in millions of EUR	March 31, 2004	March 31, 2005	*Evolution* March 31, 2005/ March 31, 2004
Balance sheet	14,723	13,920	-5.5%
Off-balance sheet	9,390	11,684	+24.4%
Total	**24,113**	**25,604**	**+6.2%**

FSA: EVOLUTION OF THE ACTIVITY

in millions of USD	Q1 2004	Q1 2005	*Evolution Q1 2005/ Q1 2004*
Gross present value originations	**187.2**	**192.7**	+2.9%
Municipal	125.0	99.5	-20.4%
US municipal obligations[1]	*89.4*	*76.8*	*-14.1%*
International municipal obligations[1]	*35.6*	*22.7*	*-36.2%*
Asset-backed obligations	46.7	80.4	+72.2%
US asset-backed obligations[1]	*34.9*	*60.8*	*+74.2%*
International asset-backed obligations[1]	*11.8*	*19.6*	*+66.1%*
Investment products[2]	15.5	12.8	-17.4%
Gross par insured of new originations[3]	**19,238**	**21,017**	+9.2%
Municipal	11,642	13,026	+11.9%
US municipal obligations	*10,983*	*12,315*	*+12.1%*
International municipal obligations	*659*	*711*	*+7.9%*
Asset-backed obligations	7,596	7,991	+5.2%
US asset-backed obligations	*5,144*	*4,183*	*-18.7%*
International asset-backed obligations	*2,452*	*3,808*	*+55.3%*
Net par insured of new originations[3]	**15,052**	**17,329**	+15.1%
Municipal	8,237	9,825	+19.3%
US municipal obligations	7,970	9,476	+18.9%
International municipal obligations	267	349	+30.7%
Asset-backed obligations	6,815	7,504	+10.1%
US asset-backed obligations	4,530	3,997	-11.8%
International asset-backed obligations	2,285	3,507	+53.5%

in millions of USD	March 31, 2004	March 31, 2005	*Evolution* March 31, 2005/ March 31, 2004
Net par outstanding[3]	**294,460**	**322,705**	+9.6%
Municipal	176,068	201,161	+14.3%
US municipal obligations	*169,324*	*192,670*	*+13.8%*
International municipal obligations	*6,744*	*8,491*	*+25.9%*
Asset-backed obligations	118,392	121,544	+2.7%
US asset-backed obligations	*80,816*	*88,068*	*+9.0%*
International asset-backed obligations	*37,576*	*33,476*	*-10.9%*

1 Present value of premiums originated (PV premiums).
2 Present value of future net interest margin from guaranteed investments contracts (GICs) issued to municipalities and other market participants.
3 Excludes amounts relating to FSA-insured GICs.

Public/Project Finance and Credit Enhancement

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q1 2004*[1]	*Q1 2005*[2]	*Evolution Q1 2005/ Q1 2004*
Income	**499**	**539**	**+8.1%**
of which net commissions	*40*	*41*	*+3.5%*
Costs	**(163)**	**(180)**	**+10.3%**
Gross operating income	**335**	**359**	**+6.9%**
Cost of risk	(12)	1	n.s.
Impairments on goodwill	0	0	n.s.
Tax expense	(97)	(113)	+16.1%
Net income	**226**	**247**	**+9.1%**
Minority interests	14	9	-32.6%
Net income - Group share	**212**	**238**	**+11.9%**
Cost-income ratio	32.8%	33.5%	
Annualized ROEE[3]	22.6%	23.7%	
Allocated equity (end of period)	3,759	4,010	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

3 Annualized return on economic equity (net income - Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]
TOTAL					
Income	545	499	501	581	539
of which net commissions	*40*	*46*	*40*	*39*	*41*
Costs	(163)	(172)	(178)	(179)	(180)
Gross operating income	382	327	323	402	359
Cost of risk	(12)	(4)	(1)	(13)	1
Impairments on goodwill	0	0	0	0	0
Tax expense	(94)	(94)	(98)	(107)	(113)
Net income	276	229	224	282	247
Minority interests	14	12	7	10	9
Net income - Group share	262	217	217	272	238
NONRECURRING ITEMS					
Income	47	(3)		39	
of which net commissions					
Costs					
Gross operating income	47	(3)		39	
Cost of risk					
Impairments on goodwill					
Tax expense	4	1		(3)	
Net income	50	(2)		36	
Minority interests					
Net income - Group share	50	(2)		36	
UNDERLYING					
Income	499	502	501	542	539
of which net commissions	*40*	*46*	*40*	*39*	*41*
Costs	(163)	(172)	(178)	(179)	(180)
Gross operating income	335	330	323	362	359
Cost of risk	(12)	(4)	(1)	(13)	1
Impairments on goodwill	0	0	0	0	0
Tax expense	(97)	(95)	(98)	(104)	(113)
Net income	226	230	224	246	247
Minority interests	14	12	7	10	9
Net income - Group share	212	219	217	236	238

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

Personal Financial Services

CUSTOMER ASSETS & LIABILITIES

in millions of EUR	2004 March 31	2004 June 30	2004 Sept. 30	2004 Dec. 31	2005 March 31	*Evolution* March 31, 2005/ Dec. 31, 2004	*Evolution* March 31, 2005/ March 31, 2004
Balance-sheet products	56,257	56,521	56,221	55,806	55,781	+0.0%	-0.8%
Off-balance sheet products	51,501	50,919	51,432	52,915	55,618	+5.1%	+8.0%
Insurance	6,820	7,167	7,485	7,986	8,233	+3.1%	+20.7%
Total customer assets	**114,578**	**114,608**	**115,138**	**116,707**	**119,631**	**+2.5%**	**+4.4%**
Total customer liabilities	**25,268**	**25,813**	**25,997**	**26,354**	**26,650**	**+1.1%**	**+5.5%**
Total customer assets & liabilities	**139,846**	**140,421**	**141,135**	**143,061**	**146,281**	**+2.3%**	**+4.6%**

RETAIL BANKING

in millions of EUR	2004 March 31	2004 June 30	2004 Sept. 30	2004 Dec. 31	2005 March 31	*Evolution* March 31, 2005/ Dec. 31, 2004	*Evolution* March 31, 2005/ March 31, 2004
Deposits	29,855	31,334	31,059	31,224	32,087	+2.8%	+7.5%
Sight accounts	*4,791*	*5,414*	*4,990*	*5,023*	*5,610*	*+11.7%*	*+17.1%*
Savings accounts	*25,065*	*25,920*	*26,070*	*26,201*	*26,476*	*+1.1%*	*+5.6%*
Savings bonds & term deposits	15,036	14,222	13,724	12,755	12,176	-4.5%	-19.0%
Bonds issued by the Group	5,670	5,708	5,975	6,015	6,319	+5.1%	+11.4%
Mutual funds	16,119	16,091	16,190	17,369	18,155	+4.5%	+12.6%
Life insurance technical reserves	5,212	5,438	5,687	6,073	6,289	+3.6%	+20.7%
Direct securities[1]	5,441	5,435	5,422	5,497	6,208	+12.9%	+14.1%
Total customer assets	**77,333**	**78,228**	**78,057**	**78,933**	**81,232**	**+2.9%**	**+5.0%**
Loans to customers	17,071	17,276	17,484	17,895	18,040	+0.8%	+5.7%
Mortgage loans	*14,660*	*14,948*	*15,199*	*15,524*	*15,770*	*+1.6%*	*+7.6%*
Consumer loans	*2,411*	*2,328*	*2,285*	*2,371*	*2,270*	*-4.2%*	*-5.8%*
Loans to SMEs and the self-employed	5,807	6,105	5,987	5,963	6,096	+2.2%	+5.0%
Total loans to customers	**22,878**	**23,381**	**23,470**	**23,858**	**24,136**	**+1.2%**	**+5.5%**

1 Customers' financial assets (such as shares, bonds and cooperators' shares) held under custody by the bank.

PRIVATE BANKING

in millions of EUR	2004 March 31	2004 June 30	2004 Sept. 30	2004 Dec. 31	2005 March 31	*Evolution* March 31, 2005/ Dec. 31, 2004	*Evolution* March 31, 2005/ March 31, 2004
Cash management	1,804	1,742	1,957	2,027	1,714	-15.5%	-5.0%
Deposits	9,018	8,735	8,997	9,294	9,252	-0.5%	+2.6%
Mandates	7,275	6,815	6,744	6,631	7,137	+7.6%	-1.9%
Mutual funds	7,508	7,375	7,352	7,691	7,964	+3.6%	+6.1%
Structured products	3,047	3,184	3,415	2,917	3,054	+4.7%	+0.2%
Life insurance technical reserves	1,609	1,729	1,798	1,913	1,944	+1.6%	+20.9%
Direct securities[1]	6,984	6,800	6,817	7,301	7,334	+0.4%	+5.0%
Total customer assets	**37,244**	**36,379**	**37,080**	**37,774**	**38,399**	**+1.7%**	**+3.1%**
Total loans to customers	**2,390**	**2,432**	**2,527**	**2,496**	**2,514**	**+0.7%**	**+5.2%**

1 Customers' financial assets (such as shares, bonds and cooperator's shares) held under custody by the bank.

Personal Financial Services

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q1 2004*[1]	*Q1 2005*[2]	*Evolution Q1 2005/ Q1 2004*
Income	**531**	**547**	**+3.0%**
of which net commissions	*166*	*186*	*+12.2%*
Costs	**(382)**	**(393)**	**+2.7%**
Gross operating income	**149**	**154**	**+3.8%**
Cost of risk	(10)	(9)	-2.0%
Impairments on goodwill	0	0	n.s.
Tax expense	(41)	(44)	+6.0%
Net income	**98**	**101**	**+3.4%**
Minority interests	0	0	n.s.
Net income - Group share	**98**	**101**	**+3.6%**
Cost-income ratio	72.0%	71.8%	
Annualized ROEE[3]	23.8%	23.6%	
Allocated equity (end of period)	1,641	1,714	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

3 Annualized return on economic equity (net income - Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]
TOTAL					
Income	**531**	**532**	**546**	**560**	**551**
of which net commissions	*166*	*171*	*154*	*180*	*186*
Costs	**(382)**	**(406)**	**(394)**	**(396)**	**(393)**
Gross operating income	**149**	**126**	**152**	**164**	**158**
Cost of risk	(10)	(6)	(8)	(13)	(9)
Impairments on goodwill	0	0	0	(3)	0
Tax expense	(41)	(40)	(44)	(54)	(44)
Net income	**98**	**81**	**101**	**94**	**105**
Minority interests	0	(1)	(2)	1	0
Net income - Group share	**98**	**82**	**102**	**93**	**105**
NONRECURRING ITEMS					
Income		**(3)**	**1**	**7**	**4**
of which net commissions					
Costs					
Gross operating income		**(3)**	**1**	**7**	**4**
Cost of risk					
Impairments on goodwill				(3)	
Tax expense		1			
Net income		**(1)**		**4**	**4**
Minority interests					
Net income - Group share		**(1)**		**4**	**4**
UNDERLYING					
Income	**531**	**534**	**545**	**553**	**547**
of which net commissions	*166*	*171*	*154*	*180*	*186*
Costs	**(382)**	**(406)**	**(394)**	**(396)**	**(393)**
Gross operating income	**149**	**129**	**152**	**157**	**154**
Cost of risk	(10)	(6)	(8)	(13)	(9)
Impairments on goodwill	0	0	0	0	0
Tax expense	(41)	(41)	(44)	(54)	(44)
Net income	**98**	**82**	**100**	**90**	**101**
Minority interests	0	(1)	(2)	1	0
Net income - Group share	**98**	**83**	**102**	**89**	**101**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.



Investment Management and Insurance Services

(Asset Management, Fund Administration and Insurance)

ASSET MANAGEMENT

in billions of EUR	2004 March 31	2004 June 30	2004 Sept. 30	2004 Dec. 31	2005 March 31	*Evolution* March 31, 2005/ Dec. 31, 2004	*Evolution* March 31, 2005/ March 31, 2004
Assets under management[1]	**65.9**	**66.6**	**67.6**	**71.5**	**75.7**	**+5.9%**	**+14.9%**
By type of management							
Mutual funds	45.9	46.4	46.7	49.3	53.3	+8.0%	+16.1%
Private mandates	4.0	3.8	3.8	3.8	3.7	-0.3%	-7.5%
Institutional mandates	15.9	16.3	17.1	18.4	18.7	+1.6%	+17.6%
By type of fund							
Equity funds	8.1	8.6	8.6	8.4	8.8	+5.1%	+7.8%
Bond funds	9.4	9.8	10.2	10.7	13.1	+22.4%	+39.8%
Money market funds	8.8	9.6	9.5	9.5	8.6	-9.9%	-2.6%
Alternative funds	3.2	3.9	4.1	3.9	4.3	+9.9%	+31.7%
Global balance funds	7.2	7.4	7.5	7.4	7.6	+2.2%	+5.9%
Structured products	4.0	3.8	3.7	3.7	3.7	-1.2%	-7.5%
Other	2.7	2.9	2.9	3.1	3.3	+6.4%	+22.0%

1 Assets under the management of Dexia Asset Management. Assets counted twice included.

FUND ADMINISTRATION

in billions of EUR	2004 March 31	2004 June 30	2004 Sept. 30	2004 Dec. 31	2005 March 31	*Evolution* March 31, 2005/ Dec. 31, 2004	*Evolution* March 31, 2005/ March 31, 2004
Custody Services[1]							
Capital managed end of period (in billions of EUR)	152.5	179.9	180.8	188.7	202.0	+7.0%	+32.5%
Central Administration Services[2]							
Capital managed end of period (in billions of EUR)	169.7	172.8	173.3	188.3	198.7	+5.5%	+17.1%
Number of NAV to calculate in the year (forecast in thousands)	382	377	381	397	403	+1.5%	+5.7%
Transfer Agent Services							
Assets managed end of period (in billions of EUR)	309.1	310.7	310.5	336.0	363.4	+8.1%	+17.5%
Number of subscriptions/repurchase of the quarter (millions)	1.88	1.84	1.76	2.15	1.97	-8.1%	+5.2%

1 Mandates to DFS only.
2 The activities of the newly-acquired FMS Hoche have been included since January 1, 2005. Previous figures have been restated.

INSURANCE PREMIUMS

in millions of EUR	Q1 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	*Evolution* Q1 2005/ Q1 2004
Life	540	595	591	880	725	+34.3%
Nonlife	118	94	95	91	119	+0.7%
Total	**658**	**688**	**686**	**971**	**843**	**+28.2%**

Investment Management and Insurance Services

(Asset Management, Fund Administration and Insurance)

RESULTS

UNDERLYING STATEMENT OF INCOME

EXCLUDING NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q1 2004*[1]	*Q1 2005*[2]	*Evolution Q1 2005/ Q1 2004*
Income	**144**	**168**	**+16.4%**
of which net commissions	*43*	*48*	*+11.9%*
Costs	**(88)**	**(98)**	**+11.2%**
Gross operating income	**56**	**69**	**+24.6%**
Cost of risk	0	0	n.s.
Impairments on goodwill	0	0	n.s.
Tax expense	(13)	(10)	-21.5%
Net income	**42**	**59**	**+40.8%**
Minority interests	2	1	n.s.
Net income - Group share	**40**	**58**	**+46.6%**
Cost-income ratio	61.4%	58.7%	
Annualized ROEE[3]	23.0%	32.1%	
Allocated equity (end of period)	690	723	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

3 Annualized return on economic equity (net income - Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]
TOTAL					
Income	**144**	**173**	**143**	**180**	**168**
of which net commissions	*43*	*55*	*35*	*59*	*48*
Costs	**(88)**	**(94)**	**(97)**	**(102)**	**(98)**
Gross operating income	**56**	**78**	**46**	**78**	**69**
Cost of risk	0	0	0	0	0
Impairments on goodwill	(2)	0	0	0	0
Tax expense	(9)	(16)	(11)	(21)	(10)
Net income	**44**	**62**	**35**	**56**	**59**
Minority interests	2	3	1	3	1
Net income - Group share	**41**	**59**	**34**	**53**	**58**
NONRECURRING ITEMS					
Income				9	
of which net commissions					
Costs		(3)			
Gross operating income		(3)		9	
Cost of risk					
Impairments on goodwill	(2)				
Tax expense	4	1			
Net income	2	(2)		9	
Minority interests					
Net income - Group share	2	(2)		9	
UNDERLYING					
Income	**144**	**173**	**143**	**171**	**168**
of which net commissions	*43*	*55*	*35*	*59*	*48*
Costs	**(88)**	**(92)**	**(97)**	**(102)**	**(98)**
Gross operating income	**56**	**81**	**46**	**69**	**69**
Cost of risk	0	0	0	0	0
Impairments on goodwill	0	0	0	0	0
Tax expense	(13)	(17)	(11)	(21)	(10)
Net income	**42**	**64**	**35**	**48**	**59**
Minority interests	2	3	1	3	1
Net income - Group share	**40**	**61**	**34**	**44**	**58**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

II OPERATIONS AND RESULTS OF THE BUSINESSES

Treasury and Financial Markets

UNDERLYING STATEMENT OF INCOME

EXCLUDING NONRECURRING ITEMS

in millions of EUR, except where indicated	*Q1 2004*[1]	*Q1 2005*[2]	*Evolution Q1 2005/ Q1 2004*
Income	**130**	**138**	**+5.6%**
of which net commissions	*10*	*6*	*-41.6%*
Costs	**(40)**	**(42)**	**+6.2%**
Gross operating income	**90**	**95**	**+5.3%**
Cost of risk	11	1	-94.9%
Impairments on goodwill	0	0	n.s.
Tax expense	(26)	(13)	-51,5%
Net income	**75**	**83**	**+10.8%**
Minority interests	1	1	n.s.
Net income - Group share	**74**	**82**	**+10.5%**
Cost-income ratio	30.6%	30.8%	
Annualized ROEE[3]	25.5%	37.2%	
Allocated equity (end of period)	1,166	883	

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

3 Annualized return on economic equity (net income - Group share/allocated equity).

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]
TOTAL					
Income	**120**	**136**	**88**	**140**	**138**
of which net commissions	*7*	*6*	*7*	*6*	*6*
Costs	**(40)**	**(41)**	**(42)**	**(39)**	**(42)**
Gross operating income	**80**	**95**	**46**	**101**	**95**
Cost of risk	11	0	4	5	1
Impairments on goodwill	(7)	0	0	0	0
Tax expense	(9)	14	(3)	(29)	4
Net income	**74**	**109**	**47**	**76**	**100**
Minority interests	1	1	1	0	1
Net income - Group share	**73**	**109**	**47**	**76**	**99**
NONRECURRING ITEMS					
Income	**(10)**	**11**		**34**	
of which net commissions	*(3)*	*(4)*			
Costs					
Gross operating income	**(10)**	**11**		**34**	
Cost of risk					
Impairments on goodwill	(7)				
Tax expense	17	32		(2)	17
Net income	**(1)**	**43**		**31**	**17**
Minority interests					
Net income - Group share	**(1)**	**43**		**31**	**17**
UNDERLYING					
Income	**130**	**124**	**88**	**106**	**138**
of which net commissions	*10*	*10*	*8*	*6*	*6*
Costs	**(40)**	**(41)**	**(42)**	**(39)**	**(42)**
Gross operating income	**90**	**83**	**46**	**67**	**95**
Cost of risk	11	0	4	5	1
Impairments on goodwill	0	0	0	0	0
Tax expense	(26)	(18)	(3)	(27)	(13)
Net income	**75**	**66**	**48**	**45**	**83**
Minority interests	1	1	1	0	1
Net income - Group share	**74**	**65**	**47**	**45**	**82**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

Central Assets

STATEMENT OF INCOME – QUARTERLY SERIES

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]
TOTAL					
Income	**101**	**69**	**48**	**(19)**	**57**
of which net commissions	*3*	*(1)*	*(32)*	*(3)*	*9*
Costs	**(55)**	**(43)**	**(63)**	**(78)**	**(59)**
Gross operating income	**46**	**26**	**(15)**	**(97)**	**(2)**
Cost of risk	(2)	1	4	(182)	(83)
Impairments on goodwill	0	(6)	0	0	0
Tax expense	4	5	5	213	62
Net income	**47**	**26**	**(5)**	**(66)**	**(23)**
Minority interests	5	6	4	1	3
Net income - Group share	**42**	**20**	**(9)**	**(67)**	**(25)**
NONRECURRING ITEMS					
Income	**42**	**14**	**9**	**(14)**	**16**
of which net commissions					
Costs		**3**	**(1)**		
Gross operating income	**42**	**17**	**8**	**(14)**	**16**
Cost of risk	(1)	1	4	(182)	(83)
Impairments on goodwill		(6)			
Tax expense	2	6	(4)	173	45
Net income	**44**	**18**	**8**	**(23)**	**(22)**
Minority interests	1				
Net income - Group share	**42**	**18**	**8**	**(23)**	**(22)**
UNDERLYING					
Income	**59**	**55**	**39**	**(5)**	**41**
of which net commissions	*3*	*(1)*	*(32)*	*(3)*	*9*
Costs	**(55)**	**(46)**	**(61)**	**(78)**	**(59)**
Gross operating income	**3**	**9**	**(22)**	**(83)**	**(18)**
Cost of risk	(2)	(1)	0	0	0
Impairments on goodwill	0	0	0	0	0
Tax expense	2	(1)	10	40	17
Net income	**4**	**8**	**(13)**	**(43)**	**(1)**
Minority interests	4	6	4	1	3
Net income - Group share	**0**	**1**	**(17)**	**(44)**	**(4)**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

Dexia

STATEMENT OF INCOME – QUARTERLY SERIES[1]

in millions of EUR	Q1 2004[1]	Q2 2004[1]	Q3 2004[1]	Q4 2004[1]	Q1 2005[2]
TOTAL					
Income	**1,442**	**1,408**	**1,326**	**1,441**	**1,453**
of which net commissions	*257*	*277*	*205*	*280*	*290*
Costs	**(730)**	**(756)**	**(773)**	**(795)**	**(773)**
Gross operating income	**712**	**652**	**553**	**646**	**680**
Cost of risk	(14)	(8)	(1)	(203)	(90)
Impairments on goodwill	(10)	(6)	0	(3)	0
Tax expense	(149)	(130)	(151)	2	(101)
Net income	**539**	**507**	**401**	**443**	**489**
Minority interests	22	20	10	16	14
Net income - Group share	**517**	**486**	**391**	**427**	**475**
NONRECURRING ITEMS					
Income	**78**	**20**	**9**	**75**	**20**
of which net commissions	*(3)*	*(4)*			
Costs		**1**	**(1)**		
Gross operating income	**78**	**20**	**8**	**75**	**20**
Cost of risk	(1)	1	4	(182)	(83)
Impairments on goodwill	(10)	(6)		(3)	
Tax expense	26	41	(4)	167	62
Net income	**94**	**57**	**8**	**57**	**(1)**
Minority interests	1				
Net income - Group share	**93**	**57**	**8**	**57**	**(1)**
UNDERLYING					
Income	**1,363**	**1,388**	**1,317**	**1,366**	**1,432**
of which net commissions	*261*	*281*	*206*	*280*	*290*
Costs	**(730)**	**(757)**	**(772)**	**(795)**	**(773)**
Gross operating income	**633**	**631**	**545**	**572**	**660**
Cost of risk	(13)	(10)	(5)	(20)	(8)
Impairments on goodwill	0	0	0	0	0
Tax expense	(176)	(171)	(147)	(165)	(163)
Net income	**445**	**450**	**394**	**386**	**489**
Minority interests	20	20	10	16	14
Net income - Group share	**424**	**429**	**383**	**370**	**475**

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission; pro forma for Q1 2004 to Q4 2004.
2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

III CAPITAL ADEQUACY, RISKS AND RATINGS

CAPITAL ADEQUACY

in millions of EUR, except where indicated	Jan. 1, 2005[1]	March 31, 2005[1]
Tier 1 capital[2]	10,336	10,567
Total regulatory capital[2]	11,460	11,468
Risk-weighted assets	103,355	109,542
Tier 1 ratio[2]	10.0%	9.6%
Capital adequacy ratio[2]	11.1%	10.5%

1 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

2 For the calculation of this ratio, the profit for the financial year minus the pro rata dividend (estimated for 3 months 2005) is included in the equity.

BREAKDOWN OF RISK-WEIGHTED ASSETS

in millions of EUR	Jan. 1, 2005[1]	March 31, 2005[1]
20% weighted counterparts	33,768	36,547
50% weighted counterparts	11,790	11,708
100% weighted counterparts	53,875	55,537
Trading portfolio	3,922	5,750
Total	**103,355**	**109,542**

1 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

QUALITY OF RISKS

in millions of EUR, except where indicated	March 31, 2004[1]	March 31, 2005[2]
Impaired loans	1,691	1,803
Portfolio impairments[3]	1,281	1,092
Assets quality ratio[4]	1.01%	1.06%
Coverage ratio[5]	75.8%	60.6%

1 Without IAS 32&39 and IFRS 4 as endorsed by the European Commission.

2 With IAS 32&39 and IFRS 4 as endorsed by the European Commission.

3 Does not include the collective impairment set aside to cover potential risk on Legiolease portfolio.

4 The ratio between the impaired loans and the gross oustanding loans.

5 The ratio between the portfolio impairments and the impaired loans.

RATINGS (long term)

	DEXIA BANK	DEXIA CRÉDIT LOCAL	DEXIA BIL	FSA	DEXIA MUNICIPAL AGENCY
Moody's	Aa2	Aa2	Aa2	Aaa	Aaa
Standard & Poor's	AA	AA	AA	AAA	AAA
Fitch	AA+	AA+	AA+	AAA	AAA

IV SHAREHOLDER INFORMATION

SHAREHOLDER'S BASE AS OF MARCH 31, 2005



Identified institutional investors: 29.42%
of which:
Belgium: 3.71%
France: 9.14%
Other countries: 16.57%
Non-identified shareholders[1]: 16.10%
Shareholders with more than 5% of the capital: 45.59%
of which:
Arcofin: 15.72%
Holding Communal: 15.51%
Groupe CDC: 7.91%
Ethias: 6.46%
Treasury shares: 4.12%
Staff and management: 4.76%

1 Including individual shareholders.

EVOLUTION OF THE NUMBER OF SHARES

	March 31, 2004	Dec. 31, 2004	March 31, 2005
Number of shares	1,175,224,180	1,145,261,366	1,145,261,366
of which treasury shares	*50,431,725*	*40,050,935*	*47,223,785*
Number of options	43,299,916	50,684,800	50,684,800
Total number of current/potential future shares[1]	**1,218,524,096**	**1,195,946,166**	**1,195,946,166**

1 For more details refer to "Legal Information" on www.dexia.com.

DATA PER SHARE

	March 31, 2004	March 31, 2005
Average weighted number of shares[1]	1,134,461,537	1,104,137,975
Weighted potentially dilutive shares resulting from options	4,180,440	11,281,506
Weighted average diluted number of shares[1]	1,138,641,977	1,115,419,481
Earnings per share - EPS (in EUR)		
- basic[2]	0.46	0.43
- diluted[3]	0.46	0.43

	Jan. 1, 2005	March 31, 2005
Net assets per share (in EUR)		
- related to core shareholders' equity[4]	9.07	9.28
- related to total shareholders' equity[5]	10.58	10.97

1 *Excluding shares held in treasury stocks.*
2 The ratio between the net income - Group share and the weighted average number of shares.
3 The ratio between the net income - Group share and the weighted average diluted number of shares.
4 The ratio between the core shareholders' equity (estimated dividend for the period deducted) and the number of shares (after deduction of treasury shares) at end of period.
5 The ratio between the total shareholders' equity (estimated dividend for the period deducted) and the number of shares (after deduction of treasury shares) at end of period.

STOCK EXCHANGE DATA

	Dec. 31, 2004	March 31, 2005
Price per share (in EUR)[1]	16.93	18.35
Stock market capitalization (in millons of EUR)	19,384	21,016

Stock Exchange	Brussels	Paris
Share price as of Dec. 31, 2004 (in EUR)	16.92	16.93
Share price as of March 31, 2005 (in EUR)	18.35	18.35
Highest price/lowest price during the first 3 months 2005 (in EUR)	18.41/16.93	18.41/16.93
Average daily trading volume during the first 3 months 2005 (in millions of EUR)	21.64	25.16
Average daily trading volume during the first 3 months 2005 (in thousands of shares)	1,226	1,428

1 Average closing prices on Euronext Brussels and Euronext Paris.



DEXIA – CONSOLIDATED BALANCE SHEET

ASSETS

in millions of EUR	Without IAS 32&39 and IFRS 4*		With IAS 32&39 and IFRS 4*	
	Jan. 1, 2004	March 31, 2004	Jan. 1, 2005	March 31, 2005
I. Cash and balances with central banks	4,488	2,108	3,717	5,656
II. Due from banks	27,812	26,432	44,278	43,428
III. Loans and advances to customers	164 424	169,053	170,595	172,214
IV. Loans and securities held for trading	17,488	27,418	10,555	15,752
V. Loans and securities designated at fair value	0	0	6,066	7,089
VI. Loans and securities available for sale	108,036	111,427	126,204	140,090
VII. Loans and securities held to maturity	833	830	3,284	3,290
VIII. Net positive value of derivatives	18,182	18,983	27,542	28,921
IX. Fair value revaluation of portfolio hedge	0	0	982	1,578
X. Investments in associates	701	748	762	778
XI. Tangible fixed assets	1,516	1,438	1,633	1,729
XII. Intangible assets and goodwill	717	737	736	743
XIII. Tax assets	617	569	802	1,011
XIV. Other assets	5,853	6,495	8,748	8,401
XV. Non-current assets held for sale	64	29	22	11
Total assets	350,730	366,267	405,926	430,691

* As endorsed by the European Commission.

DEXIA – CONSOLIDATED BALANCE SHEET

LIABILITIES

in millions of EUR	Without IAS 32&39 and IFRS 4*		With IAS 32&39 and IFRS 4*	
	Jan. 1, 2004	March 31, 2004	Jan. 1, 2005	March 31, 2005
I. Due to banks	68,233	81,322	87,470	98,761
II. Customer borrowings and deposits	85,079	84,276	93,055	96,127
III. Liabilities held for trading	5,514	2,216	2,069	373
IV. Liabilities designated at fair value	0	0	3,874	6,512
V. Net negative value of derivatives	20,061	19,704	36,296	35,979
VI. Fair value revaluation of portfolio hedge	0	0	1,004	1,202
VII. Debt securities	136,466	140,369	146,101	153,241
VIII. Subordinated and convertible debt	5,520	5,535	5,270	5,248
IX. Technical provisions of insurance companies	10,010	10,479	8,567	8,854
X. Provisions and other obligations	1,091	1,039	1,124	1,327
XI. Tax liabilities	918	1,039	1,510	1,817
XII. Other liabilities	5,915	8,393	6,512	8,262
XIII. Non-current liabilities held for sale	0	0	0	0
Total liabilities	338,809	354,372	392,852	417,703

EQUITY

in millions of EUR	Jan. 1, 2004	March 31, 2004	Jan. 1, 2005	March 31, 2005
XIV. Subscribed capital	4,786	4,786	4,825	4,825
XV. Additional paid-in capital	8,915	8,915	8,993	8,993
XVI. Treasury shares	0	0	(584)	(710)
XVII. Reserves and retained earnings**	(2,267)	(2,864)	(2,521)	(3,199)
XVIII. Net income for the period	0	519	0	475
Core shareholders' equity	**11,434**	**11,356**	**10,713**	**10,384**
XIX. Gains and losses not recognized in the statement of income	0	29	1,664	1,856
Total shareholders' equity	**11,434**	**11,385**	**12,377**	**12,240**
XX. Minority interests	487	510	473	497
XXI. Discretionary participation features of insurance contracts	0	0	224	251
Total equity	11,921	11,895	13,074	12,988
Total liabilities and equity	350,730	366,267	405,926	430,691

* As endorsed by the European Commission.

** Net income for the period has been included in XVII. for the periods January 1, 2004 and January 1, 2005.

DEXIA – CONSOLIDATED STATEMENT OF INCOME

	in millions of EUR	Without IAS 32&39 and IFRS 4* March 31, 2004	With IAS 32&39 and IFRS 4* March 31, 2005
I.	Interest income	13,705	12,975
II.	Interest expense	(12,766)	(12,074)
III.	Dividend income	12	11
IV.	Net income from associates	21	26
V.	Net trading income and result of hedge accounting	31	40
VI.	Net income on investments	89	117
VII.	Commission income	327	347
VIII.	Commission expense	(58)	(57)
IX.	Technical margin of insurance companies	78	49
X.	Other net income	19	19
	Income	**1,458**	**1,453**
XI.	Staff expense	(364)	(377)
XII.	General and administrative expense	(224)	(239)
XIII.	Network costs	(88)	(89)
XIV.	Depreciation and amortization	(55)	(56)
XV.	Impairment on tangible and intangible assets	0	0
XVI.	Deferred acquisition costs	(12)	(12)
	Costs	**(743)**	**(773)**
	Gross operating income	**715**	**680**
XVII.	Impairment on loans and provisions for credit commitments	(14)	(90)
XVIII.	Impairment on goodwill	(10)	0
	Net income before tax	**691**	**590**
XIX.	Tax expense	(150)	(101)
	Net income	**541**	**489**
	Attributable to minority interests	22	14
	Attributable to shareholders of the company	519	475

	in EUR		
	Earnings per share		
	- basic	0.46	0.43
	- diluted	0.46	0.43

* As endorsed by the European Commission.

DEXIA – CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

CORE SHAREHOLDERS' EQUITY *in millions of EUR*	Subscribed capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Net income for the period	Core shareholders' equity
As of Dec. 31, 2003 DEXIA GAAP	4,786	8,915		(3,760)	0	9,941
Effects of first time adoption of IFRS	0	0		1,493	0	1,493
As of Jan. 1, 2004	4,786	8,915		(2,267)	0	11,434
Movements of the year						
- Dividends				(597)		(597)
- Net income for the period					519	519
As of March 31, 2004	4,786	8,915		(2,864)	519	11,356

GAINS AND LOSSES NOT RECOGNIZED IN THE STATEMENT OF INCOME *in millions of EUR*	Gains and losses not recognized in the statement of income			Cumulative translation adjustments (CTA)	Shareholders' equity
	securities (AFS)	derivatives (CFH)	associates (AFS, CFH and CTA)		
As of Dec. 31, 2003 DEXIA GAAP				(151)	(151)
Effects of first time adoption of IFRS				151	151
As of Jan. 1, 2004				0	0
Translation adjustments				29	29
As of March 31, 2004	0	0	0	29	29

MINORITY INTERESTS *in millions of EUR*	Core equity	Gains and losses not recognized in the statement of income	Minority interests
As of Dec. 31, 2003 DEXIA GAAP	512	(27)	485
Effects of first time adoption of IFRS	(25)	27	2
As of Jan. 1, 2004	487	0	487
Movements of the year			
- Translation adjustments		3	3
- Dividends	(2)		
- Net income for the period	22		
As of March 31, 2005	507	3	510

Core shareholders' equity	11,356
Gains and losses not recognized in the statement of income attributable to the shareholders of the company	29
Minority interests	510
TOTAL EQUITY AS OF MARCH 31, 2004	11,895

DEXIA – CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

CORE SHAREHOLDERS' EQUITY *in millions of EUR*	Subscribed capital	Additional paid-in capital	Treasury shares	Reserves and retained earnings	Net income of the period	Core shareholders' equity
As of Dec. 31, 2004 IFRS	4,825	8,993	0	(3,368)	1,822	12,272
Impacts of first time application of IAS 32&39 and IFRS 4	0	0	(584)	847	(1,822)	(1,559)
As of Jan. 1, 2005	4,825	8,993	(584)	(2,521)	0	10,713
Movements of the year						
- Acquisition of treasury shares			(132)			(132)
- Sale and cancellation of treasury shares			2			2
- Purchase and sale on derivatives on treasury shares			4			4
- Dividends				(679)		(679)
- Employee share option scheme: value of employee services				1		1
As of March 31, 2005	4,825	8,993	(710)	(3,199)	475	10,384

GAINS AND LOSSES NOT RECOGNIZED IN THE STATEMENT OF INCOME *in millions of EUR*	Gains and losses not recognized in the statement of income: securities (AFS)	derivatives (CFH)	associates (AFS, CFH and CTA)	Cumulative translation adjustments (CTA)	Shareholders' equity
As of Dec. 31, 2004	0	0	0	(104)	(104)
Impacts of first time application of IAS 32&39 and IFRS 4	1,738	20	(2)	12	1,768
As of Jan. 1, 2005	1,738	20	(2)	(92)	1,664
- Net change in fair value through equity – Available for sale investments	152				152
- Net change in fair value through equity – Cash flow hedges		(23)			(23)
- Translation adjustments	10			54	64
- Variation of scope of consolidation	(1)				(1)
As of March 31, 2005	1,899	(3)	(2)	(38)	1,856

MINORITY INTERESTS *in millions of EUR*	Core equity	Gains and losses not recognized in the statement of income	Minority interests	DISCRETIONARY PARTICIPATION FEATURES OF INSURANCE CONTRACTS *in millions of EUR*
As of Dec. 31, 2004 IFRS	491	(7)	484	0
Impacts of first time application of IAS 32&39 and IFRS 4	(22)	11	(11)	224
As of Jan. 1, 2005	469	4	473	224
Movements of the year				
- Increase of capital	12		12	
- Dividends	(4)		(4)	
- Net income for the period	14		14	
- Net change in fair value through equity – Available for sale investments		(3)	(3)	27
- Translation adjustments		5	5	
- Variation of scope of consolidation		0	0	
As of March 31, 2005	491	6	497	251

Core shareholders' equity attributable	10,384
Gains and losses not recognized in the statement of income attributable to the shareholders of the company	1,856
Minority interests	497
Discretionary participation features of insurance contracts	251
TOTAL EQUITY AS OF MARCH 31, 2005	12,988

DEXIA – CONSOLIDATED CASH FLOW STATEMENT

	March 31, 2004	March 31, 2005
Cash flow from operating activities		
Net income after income taxes	541	489
Adjustments for:		
- Depreciation, amortization and other impairment	59	57
- Impairment on bonds, equities, loans and other assets	(9)	(18)
- Net gains on investments	(88)	(27)
- Charges for provisions	408	464
- Unrealized gains or losses	1	(32)
- Income from associates	(21)	(26)
- Deferred taxes	21	(25)
- Other adjustments[1]	4	218
Changes in operating assets and liabilities	17,636	9,180
Net cash provided (used) by operating activities	18,553	10,280
Cash flow from investing activities		
Purchase of fixed assets	(75)	(146)
Sales of fixed assets	120	8
Acquisitions of unconsolidated equity shares	(467)	(268)
Sales of unconsolidated equity shares	482	157
Acquisitions of subsidiaries	(2)	
Sales of subsidiaries		1
Net cash provided (used) by investing activities	58	(248)
Cash flow from financing activities		
Issuance of new share	0	25
Issuance of subordinated and convertible debt	11	
Reimbursement of subordinated and convertible debt	(59)	(24)
Purchase of treasury shares	(256)	(132)
Sales of treasury shares	0	2
Dividends paid	(3)	(6)
Net cash provided (used) by financing activities	(307)	(135)
Net cash provided	18,304	9,897
Cash and cash equivalents at the beginning of the period	44,927	46,003
Cash flow from operating activities	18,553	10,280
Cash flow from investing activities	58	(248)
Cash flow from financing activities	(307)	(135)
Effect of exchange rates changes and change in scope of consolidation on cash and cash equivalents	11	22
Cash and cash equivalents at the end of the period	63,242	55,922
Additional information		
Income tax paid	(4)	(82)
Dividends received	12	13
Interest received	13,699	13,653
Interest paid	(13,669)	(14,096)

1 Includes EUR 218 million paid by Aegon in 2005.

Comments on reconciliation:

Dexia has decided to qualify as financing activities those related to core equity, treasury shares and other elements eligible as regulatory capital; while investing activities are limited at intangible or tangible assets and operations on shares (consolidated or not). Financing activity elements include Group and minority cash flows. They are not split between Group and minority parts.

The main differences in the constitution of the cash flow statement under EU GAAP and under DEXIA GAAP are the result of the following elements:

- acquisitions and sales of bonds are no longer considered as investing activities but are fully part of the operating activities;
- the cash and cash equivalent now show the current assets (except HTM) with a residual maturity lower than 3 months; under Dexia GAAP, cash equivalents were composed of sight assets and liabilities with credit institutions and the Governement securities eligible for central bank refinancing.

NOTE I. ACCOUNTING PRINCIPLES AND RULES OF CONSOLIDATED FINANCIAL STATEMENTS

These financial statements include the disclosures required by the European Accounting Regulation published up to and including March 31, 2005. Additional accounting policies and disclosures may be required in order to comply with local laws and accounting standards and stock exchange regulations.

GENERAL INFORMATION

Dexia provides financial services to the local public sector, retail and private banking services and investment management and insurance services in various parts of the world, mainly in Europe and in the United States.

The parent company of the Group is Dexia, which is a limited liability company and is incorporated and domiciled in Belgium. The address of its registered office is: Square the Meeûs 1 – B-1000 Brussels (Belgium).

Dexia is listed on the Euronext Stock Exchange in Paris and in Brussels and on the Luxembourg Stock Exchange.

These financial statements have been approved for issue by the Board of Directors on May 26, 2005 and signed on its behalf by Pierre Richard, Chairman and CEO and by Rembert von Lowis, Chief Financial Officer.

NOTES TO THE FINANCIAL STATEMENTS

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

1 ACCOUNTING POLICIES

1.1 BASIS OF PRESENTATION

The consolidated financial statements of Dexia are prepared in accordance with IFRS as endorsed by the European Commission.

The European Commission published Regulation EC 1606/2002 on July 19, 2002, requiring listed groups to apply IFRS as from January 1, 2005. This regulation has been updated several times since 2002, validating the various texts published by the IASB with the exception of certain rules included in IAS 39.

The European Commission has carved out some paragraphs of IAS 39 with the objective of:

- forbidding to designate liabilities at fair value at the option of the entity;
- enabling European companies to reflect appropriately in their consolidated financial statements the economic hedges they make in the course of their interest rate risk management.

Dexia's financial statements have therefore been prepared in accordance with all IFRS regulations published and endorsed by the EC up to March 31, 2005, except for the conditions of application of interest rate portfolio hedging and the possibility to hedge core deposits. Therefore, they cannot be described as IFRS compliant in the sense of IAS 1.

Dexia adopted the new accounting rules on January 1, 2005 and has accordingly restated its previously reported 2004 consolidated financial statements. The effects of the adoption of IFRS have been reflected within Paragraph 4 "Effects of changes in accounting policies". Dexia decided to apply IAS 32&39 and IFRS 4 as from January 1, 2005, without restating the 2004 comparative information as permitted by IFRS 1.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect amounts reported. While management believes they have considered all available information in developing these estimates, actual results could differ from such estimates and the differences could be material to the financial statements.

The consolidated financial statements are stated in millions of euro (EUR) unless otherwise stated.

1.2 CONSOLIDATION

1.2.1 Business combinations

Dexia has applied IFRS 3 as from January 1, 2004. Dexia has applied the exemption of IFRS 1 and has not restated business combinations before January 1, 2004.

1.2.2 Subsidiaries

The consolidated financial statements include those of the parent company, its subsidiaries and Special Purpose Entities (SPE). Subsidiaries and SPE are those entities in which Dexia, directly or indirectly, has the power to exercise control over financial and operating policies.

Subsidiaries are consolidated from the date on which effective control is transferred to Dexia and are no longer consolidated as from the date on which Dexia loses significant influence over a subsidiary. Intercompany transactions, balances and unrealized gains and losses on transactions between Dexia's companies have been eliminated. Intragroup losses may indicate an impairment that requires recognition in the consolidated financial statements. When necessary, the account-

ing policies of the subsidiaries have been amended to ensure consistency with the policies adopted by Dexia.

Equity and net income attributable to minority interests are shown separately in the balance sheet and statement of income respectively.

1.2.3 Jointly controlled entities

A joint venture (JV) is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint ventures are accounted for via the proportionate consolidation method. In the financial statements, joint ventures are integrated by combination of their share of the assets, liabilities, income and expenses on a line-by-line basis.

The same consolidation treatment, as for subsidiaries, is applied for intercompany transactions. Where necessary, the accounting policies of subsidiaries have been amended to ensure consistency with the policies adopted by Dexia.

1.2.4 Associates

Investments in associates are accounted for using the equity method of accounting. Associates are investments where Dexia has significant influence, but does not exercise control. This is usually the case, when Dexia owns between 20% and 50% of the voting rights. The ownership share of net income for the year is recognized as income from associates and the investment is recorded in the balance sheet at an amount that reflects its share of the net assets including net goodwill.

Unrealized gains on transactions between Dexia and its "equity method investments" are eliminated to the extent of Dexia's interest. Unrealized losses are also eliminated unless the transaction shows evidence of an impairment of the asset transferred. Equity accounting is discontinued when the carrying amount of the investment reaches zero, unless Dexia has incurred or guaranteed obligations in respect of the associates' undertakings. Where necessary, the accounting policies of the associates have been amended to ensure consistency with the policies adopted by Dexia.

1.3 OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention that expected future cash flows will be settled on a net basis, or that the asset will be realized and the liability settled simultaneously. Assets are presented net of any allowance for loss on impairment.

1.4 FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The consolidated financial statements are stated in EUR (functional and presentation currency), the currency in which Dexia is incorporated.

1.4.1 Foreign currency translation

On consolidation, the statements of income and cash flow statements of foreign entities, that have a functional currency different from Dexia's presentation currency are translated into Dexia's presentation currency (EUR) at average exchange rates for the year or the period and their assets and liabilities are translated at respective year-end or quarter-end exchange rates.

Exchange differences arising from the translation of the net investment in foreign subsidiaries and associates and of borrowings and other currency instruments designated as hedges of such investments, are recorded as a cumulative translation adjustment within shareholders' equity. On disposal of a foreign entity, such exchange differences are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

Dexia has taken the option permitted under IFRS 1 to reset its cumulative translation adjustments to zero as of January 1, 2004. This includes the cumulative exchange difference on translation of the equity of subsidiaries and also the cumulative amount hedging of the position at January 1, 2004. Goodwill recorded before January 1, 2004 is reported in consolidation currency (EUR). Existing goodwill as of January 1, 2004 will remain in euro, where as new goodwill will be recorded in the currency of the purchased company.

1.4.2 Foreign currency transactions

For individual Dexia entities, foreign currency transactions are accounted for using the approximate exchange rate at the date of the transaction. Outstanding balances denominated in foreign currencies at year-end are translated at year-end exchange rates for monetary items with and non-monetary items carried at fair value. Historical rates are used for non-monetary items carried at cost. The resulting exchange

differences from monetary items are recorded in the consolidated statement of income; for non-monetary items carried at fair value, the exchange differences follow the same accounting treatment as for fair value adjustments.

1.5 TRADE DATE AND SETTLEMENT DATE ACCOUNTING

All "regular way" purchases and sales of financial assets and financial liabilities are recognized on the settlement date, which is the date that a financial asset or a financial liability is delivered to or by Dexia, except for trading financial instruments which are recognized and derecognized at trade date. For assets and liabilities recognized at fair value, Dexia recognizes from the trade date any unrealized gains or losses arising from revaluing the contract to fair value at the reporting date. These unrealized gains and losses are recognized in the statement of income unless the transactions have been assigned to cash flow hedge relationships or are related to an available-for-sale asset.

1.6 REALIZED GAINS AND LOSSES ON SALES OF FINANCIAL ASSETS

For financial assets not revalued through the statement of income, realized gains or losses on disposals is the difference between the proceeds received (net of transaction costs) and the cost or amortized cost of the investment using the FIFO method.

1.7 IMPAIRMENTS ON FINANCIAL ASSETS

Dexia records allowances for impairment losses in accordance with IAS 39&58-70. The impairments represent the management's best estimates of losses at each balance-sheet date.

An interest bearing financial asset is impaired if its carrying amount is greater than its estimated recoverable amount.

The amount of the impairment loss for assets carried at amortized cost is calculated as the difference between the asset's carrying amount and the present value of expected future cash flows discounted at the financial instrument's original effective interest rate or last effective interest rate for variable rate instruments. By comparison, the recoverable amount of an instrument measured at fair value is the present value of expected future cash flows discounted at the current market rate of interest for a similar financial asset.

Allowances for impairment losses are recorded on assets within "Due from banks", "Loans and advances to customers", and "Loans and securities held to maturity" in the following way:

- Specific loss component – The amount of the provision on specifically identified assets is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted using the effective interest rate at the time of impairment. Assets with small balances (including retail loans) that share similar risk characteristics are generally aggregated in this measurement.
- Portfolio credit risk component – Loss impairments cover incurred losses where there is objective evidence that probable losses are present in segments of the portfolio or other lending related commitments at the balance-sheet date. These have been estimated based upon historical patterns of losses in each segment, the credit ratings allocated to the borrowers and reflecting the current economic climate in which the borrowers operate. Dexia develops for that purpose credit risk models using an approach that combines appropriate default probabilities and loss given defaults, that are subject to regular back testing and are based on Basel II data and risk models.
- Country risk component – Included within portfolio and specific impairment.

When an asset is determined by management as being uncollectable, it is written off against its related impairment; subsequent recoveries are against to the cost of risk in the statement of income, in the heading "Impairment on loans and provisions for credit commitments". If the amount of the impairment subsequently decreases due to an event occurring after the write-down of the initial impairment, the release of the provision is credited to the cost of risk.

"Available for sale" assets are only subject to specific loss component.

"Available for sale" (AFS) quoted equities are valued at market price through "gain and losses on securities not recognized in the statement of income" or within the statement of income in the case of impairment. Impairments are recognized if the carrying amount is no longer considered as recoverable. Dexia analyses all equities that have declined by more than 25% of their quoted price over a quarter or when a risk is identified by management and takes the decision to impair based on its recoverability. Impairments on equity securities cannot be reversed in the statement of income due to later recovery of quoted prices.

Reversal impairment on debt securities is addressed on a case-by-case basis in accordance with the standard.

When AFS securities are impaired, the related accumulated fair value adjustments are included in the statement of income as "Net income on investments". Impairments on loans included in HTM and AFS are reported in the heading "Impairments on loans and provisions for credit commitment".

1.8 INTEREST INCOME AND EXPENSE

Interest income and expense are recognized in the statement of income for all interest bearing instruments on an accrual basis using the effective interest rate method based on the actual purchase price (including transaction costs).

Transaction costs are incremental costs that are directly attributable to the acquisition of a financial asset or liability and are used for the calculation of the interest rate method. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument.

Accrued interest is reported in the same line as the related financial asset or liability in the balance sheet.

Once a financial asset has been written down to its estimated recoverable amount, interest income is thereafter recognized based on the rate of interest that was used to discount the future cash flows for measuring the recoverable amount.

1.9 COMMISSION INCOME AND EXPENSE

Commissions are recognized in accordance with IAS 18. Per this standard, most of the commissions arising from Dexia's activities are recognized on an accrual basis over the life of the underlying transaction.

For significant acts such as commissions and fees arising from negotiating, or participating in the negotiation of a transaction for a third party, such as the arrangement of the acquisition of loans, equity securities or other securities or the purchase or sale of businesses, are recognized based on the stage of completion of the underlying transaction, when the underlying transaction has been completed.

For asset management operations, revenue consists principally of unit trust and mutual fund management and administration fees. Revenue from asset management is recognized as earned when the service is provided. Performance fees are recognized when they are definitively acquired.

Loan commitment fees are recognized as part of the effective interest rate if the loan is granted, and recorded as revenue on expiry if no loan is granted.

When the underlying transaction is included in the scope of IAS 39, the commission pertaining to the transaction is recognized according to IFRS based on the date of first time adoption of IAS 39 i.e. January 1, 2005.

1.10 INSURANCE ACTIVITIES

Dexia is mainly active in banking products. Some insurance products sold by insurance companies are considered as financial instruments under IFRS 4. Dexia is applying IFRS 4 as from January 1, 2005, in order to be consistent with its date of implementation of IAS 32&39.

General provisions, including catastrophe and equalization reserves, have been removed as from January 1, 2005. An insurer applies a liability adequacy test for its insurance products. Dexia assesses at each reporting date whether its recognized insurance liabilities are adequate, using current estimates of future cash flows under its insurance contracts.

IFRS 4 allows the possibility to continue to account for its insurance products under local GAAP if they qualify as such under IFRS 4. Insurance activities of Dexia are mainly performed by Dexia Insurance – DVV Insurance in Belgium (life and nonlife products) and by Financial Security Assurance (FSA) in the USA (credit enhancement of municipal and corporate bonds).

Dexia has decided to net the amounts received and paid relating to insurance products on a separate line in the consolidated statement of income: "Technical margin of insurance companies".

Amortization of deferred acquisition costs is presented on a separate heading within general expense.

All other items arising from insurance activities are classified according to their nature in the balance sheet, except for technical provisions, which are identified on a separate heading.

1.11 LOANS AND ADVANCES DUE FROM BANKS AND CUSTOMERS

Loans categorized as "loans and advances", being those not included within trading and AFS, are carried at amortized cost, i.e. the outstanding principal amount, net of any deferred fees and material direct costs on loans and net of any unamortized premiums or discounts.

1.12 FINANCIAL ASSETS OR FINANCIAL LIABILITIES HELD FOR TRADING OR FINANCIAL ASSETS OR LIABILITIES DESIGNATED AT FAIR VALUE

1.12.1 Loans and securities held for trading

Loans held for trading purposes are included in "Financial assets held for trading" and are carried at fair value, with unrealized gains and losses recorded in earnings as "Net trading income". Interest income is accrued using the effective interest rate method and net deferred fees or costs and discounts or premiums are amortized over the life of the assets as an adjustment to the effective interest rate. Both are recorded under "Net interest income".

Trading securities are securities acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit taking exists. Trading securities are initially recognized at fair value (which includes transaction costs) and subsequently re-measured at fair value. All related realized and unrealized gains and losses are included in net trading income. Interest earned while holding trading assets is reported as interest income. Dividends received are included in dividend income.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention ("regular way" purchases and sales) are recognized at settlement date. Other trading transactions are treated as derivatives until settlement occurs (see also Paragraph 1.5 "Trade date and settlement date accounting").

1.12.2 Liabilities held for trading

Liabilities held for trading follow the same accounting rules as those for loans and securities held for trading.

1.12.3 Loans and securities designated at fair value

Dexia designates that only assets at fair value through the statement of income in order to comply with the fourth EC Directive.

Loans and securities designated at fair value through statement of income follow the same accounting rules as those for loans and securities held for trading.

1.12.4 Liabilities designated at fair value

In order to comply with the EC Directives, no liabilities are designated at fair value.

The EC Directive on insurance allows that some liabilities may be accounted for at fair value, such as unit-linked contracts. In order to avoid volatility in its equity and results, Dexia will therefore designate the assets and liabilities of unit-linked contracts (branch 23) at fair value through the statement of income. In 2004, unit-linked contract assets have been recorded in the trading portfolio.

1.13 LOANS AND SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY

Quoted securities with fixed maturity are classified as held-to-maturity (HTM) when management has both the intent and the ability to hold the assets to maturity.

Securities and loans and receivables intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices, are classified as available-for-sale (AFS).

Management determines the appropriate classification of its investments at the time of the purchase.

Securities and loans and receivables are initially recognized at cost (which includes transaction costs). Interest is recognized based on the effective interest rate method and is recognized within the interest margin. Available-for-sale financial assets are subsequently re-measured at fair value based on quoted bid prices or amounts derived from cash flow models. Unrealized gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognized within equity. When securities are disposed of, the related accumulated fair value adjustments are included in the statement of income as "Net income on investments".

Held-to-maturity (HTM) investments are carried at amortized cost using the effective interest method, less any allowance for impairment.

1.14 NET POSITIVE/NEGATIVE VALUE OF DERIVATIVES

Derivative financial instruments generally include foreign exchange contracts, currency and interest rate futures, forward rate agreements, currency and interest rate swaps and currency and interest rate options (both written and purchased). All derivatives are initially recognized in the balance sheet at cost (including transaction costs) and are subsequently remeasured at fair value. Fair values are obtained from quoted

market prices, discounted cash flow models and option pricing models as appropriate.

Derivatives are reported as assets when fair value is positive and as liabilities when fair value is negative.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognized on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate Dexia's exposure to credit or price risks. The derivative instruments become favorable (assets) or unfavorable (liabilities) as a result of fluctuations of the underlying interest, foreign exchange, equity or credit risks relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favorable or unfavorable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

The amount reported on these lines of the balance sheet includes the premium paid/received net of amortization, the revaluation to fair value and the accrued interest, the sum of all elements representing the fair value of the derivative.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when:

- their risks and characteristics are not closely related to those of the host contract; and
- the hybrid contract is not carried at fair value with unrealized gains and losses reported in the statement of income.

1.15 HEDGING DERIVATIVES

On the date a derivative contract is entered into, Dexia may designate certain derivatives as either:

(1) a hedge of the fair value of a recognized asset or liability or a firm commitment (fair value hedge); or
(2) a hedge of a future cash flow attributable to a recognized asset or liability or a forecasted transaction (cash flow hedge); or
(3) a hedge of a net investment in a foreign entity (net investment hedge).

If a derivative is not designated in a hedging relationship, it is to be deemed held for trading.

Hedge accounting may be used for derivatives designated in this way, provided certain criteria are met.

The criteria for a derivative instrument to be accounted for as a hedge include inter alia:

- formal documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship prepared before hedge accounting is applied;
- the hedge is documented showing that it is expected to be highly effective (within a range of 80% to 125%) in offsetting changes in fair value or cash flows attributable to the hedged risk in the hedged item throughout the reporting period; and
- the hedge is effective at inception and on an ongoing basis.

Entities of Dexia use internal derivative contracts (internal hedging) mainly to cover their interest rate risk. Those internal contracts are offset with external parties. If the contracts cannot be offset with third parties, the hedging criteria are not met. Internal derivative contracts between separate divisions within the same legal entity and between separate entities within the consolidated group can qualify for hedge accounting in the consolidated financial statements only if the internal contracts are offset by derivative contracts with a party external to the consolidated group.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to hedged risk, are recorded in the statement of income, along with the corresponding change in fair value of the hedged assets or liabilities that is attributable to that specific hedged risk.

If the hedge no longer meets the criteria for hedge accounting (fair value hedge model), the adjustment to the carrying amount of a hedged interest-bearing financial instrument is amortized to net profit or loss over the period to maturity through an adjustment of the yield of the hedged item.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that prove to be highly effective in relation to the hedged risk, are recognized in the hedging reserve in equity as "gains and losses not recognized in the statement of income" (see "Consolidated statement of changes in shareholders' equity"). The non-effective portion of the changes in the fair value of the derivatives are recognized in the statement of income. Where the forecast transaction results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the statement of income and classified as revenue or expense in the

periods during which the hedged firm commitment or forecast transaction affects the statement of income.

Certain derivative transactions, while providing effective economic hedges under Dexia's risk management positions, do not qualify for hedge accounting under the specific rules in IFRS and are therefore treated as derivatives held for trading with fair value gains and losses reported in income.

1.16 HEDGE OF THE INTEREST RATE RISK EXPOSURE OF A PORTFOLIO

Dexia has decided to apply IAS 39 as endorsed by the European Commission because it better reflects the way Dexia manages its activities.

The objective of the hedge relationships is to reduce the interest rate risk exposure stemming from the selected category of assets or liabilities designated as the qualifying hedged items.

The entity performs a global analysis of interest rate risk exposure. It consists of assessing fixed rate exposure taking into account all the exposure coming from balance sheet and off-balance sheet items. This global analysis may exclude certain components of the exposure, such as financial market activities, provided that the risk exposure stemming from the excluded activities are monitored on an activity-by-activity basis. The entity selects assets and/or liabilities to be entered into the hedge of interest rate risk exposure of the portfolio. The entity defines at inception the risk exposure to be hedged, the length of the time-band, the way and the frequency it performs tests. The entity constantly applies the same methodology for selecting assets and liabilities entering in the portfolio. Assets and liabilities are included on a cumulative basis in all the time-bands of the portfolio. Hence, when they are removed from the portfolio, they must be removed from all the time-bands in which they had an impact.

The entity may choose which assets and/or liabilities it wishes to classify into the portfolio provided they are included in the global analysis. Demand deposits and savings accounts may be included in the portfolio based on behavioral study for estimating expected maturity date. The entity may designate as qualifying hedged items different categories of assets or liabilities such as "available for sale" assets or loan portfolios.

The hedging instruments are a portfolio of derivatives. Such a portfolio of derivatives may contain offsetting positions. The hedging items are recognized at clean market value (excluding accrued interest expense or income) with adjustments accounted for in the statement of income.

Effectiveness tests consist of verifying that the hedging objective, i.e. reducing the interest rate risk exposure, is fulfilled. Inefficiency can come only from overhedging due to non-contractual events occurring within the categories of assets or liabilities.

Hedged interest rate risk revaluation of elements carried out at amortized cost is included in this line. In case of hedging of AFS, the revaluation is part of the heading "Loans and securities AFS".

1.17 TANGIBLE FIXED ASSETS

Tangible fixed assets include Property, plant and equipment and investment properties.

All property, plant and equipment (P, P & E) are stated at historical cost less accumulated depreciation and impairments.

Depreciation is calculated using the straight-line method to write down the cost of such assets to their residual values over their estimated useful lives.

The main service lives are as follows:

- buildings (including acquisition costs and non deductible taxes): 20 to 40 years;
- computer equipment: 3 to 6 years;
- leasehold improvements, equipment and furniture: 2 to 12 years;
- vehicles: 2 to 5 years.

The exchange losses on liabilities for the acquisition of an asset as well as the interest on specific or general borrowings to finance the construction of qualifying assets are expensed immediately.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. Gains and losses on disposals of property and equipment are determined by reference to their carrying amount and are included in net other income. Expenditure that enhances or extends the benefits of real estate or fixed assets is capitalized and subsequently depreciated.

Investment properties are those properties held to earn rentals or for capital appreciation. Dexia may also partly use certain investment properties. If the "own use" portions can be sold separately or leased out separately under finance lease then these portions are accounted for separately. If the "own use" portions cannot be sold separately, the property is an investment property only if Dexia holds an insignificant portion for its own use.

Investment properties are recorded at acquisition cost less accumulated depreciation and impairments. The investment properties are depreciated over their useful lives on a straight-line basis.

1.18 INTANGIBLE ASSETS

Intangible assets mainly consist of internally generated and acquired software. Costs associated with maintaining computer software programs are recognized as expense as incurred. However, expenditure that enhances or extends the benefits of computer software programs beyond one year is used to increase the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives from the time the software is available for use. This amortization period is usually between 3 and 5 years.

1.19 GOODWILL

1.19.1 Positive goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Dexia's share of the net assets of the acquired subsidiary or associated undertaking at the date of acquisition. Goodwill on acquisition occurring on or after January 1, 2004 is reported in the balance sheet as an intangible asset. Goodwill on acquisitions of subsidiaries that occurred prior to January 1, 2004 that were deducted from retained earnings in shareholders' equity has not been retroactively capitalized. Goodwill is allocated to cash generating units for the purpose of impairment testing. Cash generating units are designed by the criteria of legal entity, geographic area and business segment.

Variations in percentage of ownership in fully-consolidated companies are considered as transactions with shareholders. Therefore, neither fair value adjustments nor goodwill adjustments are made, when percentage increases nor decreases take place without change in the consolidation method. The difference between purchase or sale of net asset and the purchase or sale price is directly recorded in equity.

Goodwill as of January 1, 2004 remains in the same currency as they are booked under Dexia GAAP (IFRS 1). New goodwill arising after January 1, 2004 will be booked in the currency of the subsidiary (IAS 21).

The carrying amount of goodwill in the opening IFRS balance sheet is its carrying amount under Dexia GAAP at the date of transition to the new accounting principles.

1.19.2 Impairment of goodwill

The carrying amount of goodwill is reviewed at year-end when circumstances or events indicate that there may be uncertainty over the carrying amount. It is written down for impairment when the recoverable amount of the business is insufficient to support the carrying value.

1.20 OTHER ASSETS

Other assets mainly comprise accrued income (non-interest related), prepayments and other accounts receivable. They also include insurance products (reinsurance, insurance premiums receivables, etc.), construction contracts, inventories, plan assets relating to employee benefit obligations. These other assets are recorded at amortized cost less any allowance for impairment if applicable. Plan assets are recognized in accordance with IAS 19 requirements.

1.21 LEASES

1.21.1 A Dexia company is the lessee

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. An operating lease is a lease other than a finance lease.

Dexia principally enters into operating leases for the rental of equipment or real estate. Lease rentals are recognized in the statement of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

If the lease agreement substantially transfers the risk and rewards of ownership of the asset, the lease is recorded as a finance lease and the related asset is capitalized. At inception the asset is recorded at the lower of the present value of the minimum lease payments or fair value and is depreciated over its estimated useful life. The corresponding rental obligations are recorded as borrowings and interest payments are recorded using the effective interest rate method.

1.21.2 A Dexia company is the lessor

When assets held are subject to a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as unearned finance income. Lease income is recognized over the term of the lease using the net investment method (before tax), which reflects a constant periodic rate of return.

1.22 SALE AND REPURCHASE AGREEMENTS AND LENDING OF SECURITIES

Securities sold subject to a linked repurchase agreement ("repos") remain in the financial statements recognized as financial assets held for trading, financial assets available for sale or financial assets held to maturity. The corresponding liability is included in "Due to banks" or "Customer borrowings and deposits" as appropriate. The asset is reported as pledged in the notes.

Securities purchased under agreements to resell ("reverse repos") are recorded as:

- an obligation to return securities within off-balance sheet items; and
- "Interbank loans and advances" or "Loans to customers" as appropriate.

The difference between the sale and repurchase price is treated as interest income or expense and is accrued over the life of the agreements using the effective interest rate method.

Securities lent to counterparts are retained in the financial statements.

Securities borrowed are not recognized in the financial statements. If they are sold to third parties, the gain or loss is included in "Net trading income" and the obligation to return them is recorded at fair value in "Financial liabilities – trading securities".

1.23 BORROWINGS

Borrowings are recognized initially at fair value, being their issue proceeds net of transaction costs incurred. Subsequently borrowings are stated at amortized cost and any difference between net proceeds and the redemption value is recognized in the statement of income over the period of the borrowings using the effective interest rate method.

Debts are included in the financial statements, based on their economic underlying characteristics more than their legal form.

1.24 DEFERRED INCOME TAX

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

The principal temporary differences arise from depreciation of property, plant and equipment, revaluation of certain financial assets and liabilities including derivative contracts, provisions for pensions and other post retirement benefits, provisions for loan and other impairments and tax losses carried forward; and, in relation to acquisitions, from the difference between the fair values of the net assets acquired and their tax base. The rates enacted or substantively enacted at the balance-sheet date are used to determine deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax related to fair value remeasurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognized in the statement of income together with the deferred gain or loss.

1.25 EMPLOYEE BENEFITS

Employee benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate bonds rated AA, which have terms to maturity approximating to the terms of the related liability and taking into consideration also actuarial and demographic assumptions.

Qualified internal and external actuaries carry out valuations of these obligations. All valuations assumptions and results are reviewed and validated by an external actuary for Dexia that ensures that all calculations are harmonized and calculated in conformity with IAS 19 and IFRS 2.

1.25.1 Pension obligations

Dexia operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate insurance companies. The pension plans are generally funded by payments from employees and by the relevant Dexia companies.

1.25.1.1 Defined benefit plans

For defined benefit plans, pension costs are assessed using the projected units credit method. Under this method, the cost of providing pensions is charged to the statement of income so as to spread

the regular cost over the service lives of employees. Net cumulative unrecognized actuarial gains and losses exceeding the corridor (greater than 10% of the present value of the gross defined benefit obligation or 10% of the fair value of any plan assets) are recognized in income over the average remaining life of the plan.

The defined obligation is presented net of plan assets as a liability unless the assets are held by a Group entity in which case the assets are recorded gross in the related lines of the assets.

1.25.1.2 Defined contribution pension plans

Dexia's contributions to defined contribution pension plans are charged to the statement of income in the year to which they relate. The obligation of Dexia is limited to the contributions that Dexia agrees to pay into the fund on behalf of the employee.

1.25.2 Other post-retirement obligations

Some Dexia companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment, using a methodology similar to that for defined benefit pension plans.

1.25.3 Other long-term benefits

This mainly includes provisions for jubilee premiums that will be received by employees when they become entitled to this right.

1.25.4 Termination benefits

These provisions are provided for when the conditions are met.

1.25.5 Equity compensation benefits

Share options are granted to directors and to some employees. The cost of the option is recognized within expense based on services received. The fair value of the option is calculated based on valuation techniques (Black and Scholes adjusted for departure) and on market data.

Dexia applies IFRS 2 as from January 1, 2004. Equity settled stock option plans issued after November 7, 2002 and not vested on January 1, 2004, are taken into expense.

Dexia also offers a discount for the capital increases reserved for its personnel. This discount is taken into expense taking into account the fact that those equity securities are blocked for a certain period of time.

1.25.6 Employee entitlements

Employee entitlements to annual leave and long service leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance-sheet date.

1.26 PROVISIONS FOR RISKS AND CHARGES

A provision is a liability of uncertain timing or amount.
Provisions are recognized based on their discounted value when:

- Dexia has a present legal or constructive obligation as a result of past events;
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate of the amount of the obligation can be made.

For provisions on loans commitments, the same methodology as for impairment of financial assets at amortized cost has been applied.

1.27 SHARE CAPITAL AND TREASURY SHARES

1.27.1 Share issue costs

External incremental costs directly attributable to the issue of new equity securities, other than as part of a business combination, are deducted from equity net of any related income tax.

1.27.2 Dividends on ordinary shares

Dividends on ordinary shares are recognized in equity in the period in which they are declared (authorized and no longer at the discretion of the entity). Dividends for the year that are declared after the balance-sheet date are disclosed in the subsequent events note.

1.27.3 Preferred shares

Preferred shares that are non-redeemable and upon which dividends are declared at the discretion of the directors, are classified as equity.

1.27.4 Treasury shares

Where Dexia or its subsidiaries purchase Dexia's share capital or obtains rights to purchase its share capital, the consideration paid

including any attributable transaction costs net of income taxes is shown as a deduction from total shareholders' equity. Gains and losses on sales of own equity securities are charged or credited to the treasury share account in equity.

1.27.5 Insurance discretionary participation features

The unrealized gains and losses relating to assets classified as available for sale and backing insurance contracts with discretionary participation feature are classified by the Group as follows:

- as a liability to the extend of the return guaranteed to the contract holders;
- as a separate component of equity to the extend of that feature.

1.28 FIDUCIARY ACTIVITIES

Assets and income arising thereon together with related undertakings to return such assets to customers are excluded from these financial statements where Dexia acts in a fiduciary capacity such as nominee, trustee or agent.

1.29 FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's-length transaction. Market prices are used to determine fair value, where an active market (such as a recognized stock exchange) exists, as it is the best evidence of the fair value of a financial instrument. Market prices are not, however, available for a significant number of the financial assets and liabilities held or issued by Dexia. Therefore, for financial instruments where no market price is available, the fair values have been estimated using present value or other estimation and valuation techniques based on market conditions existing at balance-sheet dates.

The values derived from applying these techniques are significantly affected by the underlying assumptions made concerning both the amounts and timing of future cash flows and the discount rates.

Financial investments classified as trading assets, available for sale, derivatives and other transactions undertaken for trading purposes are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or discounted cash flows. Fair value is equal to the carrying amount for these items.

For trading and AFS, when quoted prices are not available, the pricing models try to reflect as precisely as possible the market conditions at the calculation date as well as the changes in the credit quality of the financial instruments. For the other positions, some simplifying hypotheses are applied:

(a) The carrying amount of assets maturing within 12 months can be assumed to approximate to their fair value.
(b) The fair value of variable-rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality.
(c) Where possible, the fair value of fixed-rate loans and mortgages are estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Otherwise, it is assumed that the margins above the reference rates (swaps in general) have remained constant since inception. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values.

These assumptions and techniques have been developed to provide a consistent measurement of fair value for Dexia's assets and liabilities. However, because other institutions may use different methods and assumptions, such fair value disclosures in this paragraph cannot necessarily be compared from one financial institution to another.

1.30 CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than 3 months remaining maturity included within cash and balances with central banks, interbank loans and advances, loans and advances to customers, financial assets held for trading, financial assets available for sale and financial assets of the full fair value portfolio.

1.31 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding the average number of ordinary shares purchased by Dexia and held as treasury shares.

For the diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, such as convertible debt and share options granted to employees. Potential or contingent share issuances are treated as dilutive when the derivatives are "in the money" and their conversion to shares would decrease net earnings per share.

2 RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. The ultimate parent of the Group is Dexia, incorporated in Belgium. Relations with equity-accounted companies are reported, as well as relations with the directors. They include:

- remuneration and equity holdings;
- loans and advances to the Board of Directors and senior executives;
- loans, advances to and transactions with significant associated companies and joint-ventures.

3 SEGMENT REPORTING

A segment is a distinguishable component of Dexia that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographic segment), which is subject to risks and rewards that are different from those of other segments. Segments with a majority of revenue earned from sales to external customers and whose revenue, result or assets are 10 per cent or more of all the segments are reported separately.

3.1 BUSINESS SEGMENTS (PRIMARY SEGMENT REPORTING)

Dexia's reportable segments are defined using the "management approach" which are those considered by management to strategically manage Dexia and make business decisions.

Dexia is organized as follows:

- Public/Project Finance and Credit Enhancement,
- Personal Financial Services,
- Investment Management and Insurance Services,
- Treasury and Financial Markets
- Non allocated

The "non allocated" part is mainly composed of:

- equities portfolio not attributable to other segments;
- exceeding share capital;
- building property, other tangible and intangible fixed assets not attributable to other business lines;
- share leasing activities;
- items non attributable to other segments.

Dexia caters for two types of clients: institutions and individual customers. All distribution activities related to these two markets are covered by a specific business line (first and second business lines). Moreover, some activities are transversal by nature and common to all commercial business lines. These activities (Asset Management, Fund Services and Insurance) are grouped as a "production and service centers" function (third business line). Finally, Dexia has a treasury and financial markets sector (fourth business line), covering all trading room and associated activities, both for Group business lines and external counterparts.

Relations between business lines, and especially between commercial business lines, financial markets and production and service centers are subject to retrocessions and/or analytical transfers, governed by service level agreements based on normal commercial terms and market conditions.

The results of each business line also include:

- the earnings from commercial transformation, including the management costs of this transformation and the group equity allocated to this activity on the basis of medium and long-term outstanding;
- interest on economic capital: economic capital is allocated to the business lines for internal purposes and the return on economic capital is used to measure the performance of each business line;
- funding cost.

Segment assets and liabilities comprise operating assets and liabilities, being the majority of the balance sheet but excluding items such as tax assets and liabilities.

The Chief Operations & Technology Officer (COTO) manages main tangible and intangible assets. Therefore, these are allocated to "Non Allocated" except when they are directly managed by a commercial or financial business line.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

3.2 GEOGRAPHIC SEGMENTS (SECONDARY SEGMENT REPORTING)

Although Dexia's business segments are managed on a worldwide basis, they operate in four main geographic areas as follows:

- eurozone (countries using the euro currency);
- rest of Europe (European countries which do not belong to the eurozone);
- USA;
- rest of the world.

4 EFFECT OF CHANGES IN ACCOUNTING POLICIES DUE TO FIRST TIME ADOPTION

4.1 DATES OF FIRST TIME ADOPTION

Dexia has decided to apply all IAS, IFRS, SIC and IFRIC regulations endorsed by the European Commission as of January 1, 2004, except for the following ones that are applied as of January 1, 2005:

- IAS 32 and related SIC-IFRIC;
- IAS 39 and related SIC-IFRIC;
- IFRS 4.

4.2 PRESENTATION

For presentation purposes, Dexia has decided to apply the presentation of financial assets and liabilities as described in IAS 32&39 for 2004 and 2005. However, financial assets and liabilities are valued following Dexia GAAP in 2004 and IFRS in 2005, as permitted under IFRS 1.

4.3 ANALYSIS OF IFRS 1 OPTIONS

4.3.1 Business combination

Dexia has not applied IFRS 3 Business Combination retrospectively to business combinations that occurred before January 1, 2004.

4.3.2 Employee benefits

Dexia has elected to recognize all cumulative actuarial gains and losses in reserves at the date of transition.

4.3.3 Cumulative translation differences

Dexia has decided to use the following exemption: the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition.

4.3.4 Share-based payment transactions

As from January 1, 2004, Dexia will apply IFRS 2 share-based payments to equity-settled instruments that were granted after November 7, 2002.

5 RISK MANAGEMENT POLICIES AND HEDGING ACTIVITIES

This section presents information about Dexia's exposure to, and its management and control of risks, in particular the primary risks associated with its use of financial instruments:

- market risk is exposure to observable market variables such as interest rates, exchange rates and equity markets;
- credit risk is the risk of loss resulting from client or counterpart default and arises on credit exposure in all forms, including settlement risk;
- funding and liquidity risk is the risk of being unable to meet its payment when due, or that it is unable, to borrow funds in the market on an unsecured, or even secured basis at an acceptable price to fund actual or proposed commitments.

This section also presents Group's regulatory capital position.

5.1 MARKET RISK

5.1.1 Overview

Market risk is the risk of loss arising from movements in observable market variables such as interest rates, exchange rates and equity markets.

The risk of price movements on securities resulting from general credit and country risk factors and events specific to individual issuers is also considered to be market risk.

Market risk is incurred in Dexia primarily through trading activities, which are centered in the Treasury and Financial Markets business line (TFM). It arises from market making, client facilitation and own positions in equities, fixed income and interest rate products and foreign exchange.

TFM assumes non-trading risk positions that arise from short-term balance sheet and capital management activities. Market risks arise, but to a much lesser extent, in other business lines primarily from the facilitation of customer business.

Group Risk Management (GRM) defines risk rules, framework and controls and acts as an independent risk control unit for market risks, credit risks and operational risks. Each Dexia main entity has its own risk unit applying operationally Group risk rules.

Market risk measures are applied to all trading activities, to foreign exchange exposures wherever they arise, and to interest rate risk in the banking books of all business lines including TFM.

The principal risk measures and controls on market risk are value at risk (VaR) and stress test. VaR expresses the potential loss on the current portfolio from adverse market movements assuming a specified time

horizon before positions can be adjusted (holding period of 10 days), and measured to a specified level of confidence (99%), based on historical market movements. Stress test is assessed against a set of forward-looking scenarios using stress moves in market variables, which are regularly reviewed. Complementary controls are also applied, where appropriate, to prevent undue concentrations, taking into account variations in price volatility and market depth and liquidity. They include controls on exposure to individual market risk variables, such as individual interest or exchange rates, and positions in the securities of individual issuers ("issuer risk").

5.1.2 Interest rate risk

Interest rate risk is the risk of loss resulting from changes in interest rates. It is controlled primarily through the limit structure described in 5.1.1 above. Exposure to interest rate movements is expressed for all interest rate sensitive positions, whether marked to market or subject to accrual accounting, as the impact on their fair values of a one basis point (0.01%) change in interest rates. Interest rate sensitivity is one of the inputs to the VaR model.

Non-trading

Interest rate risk is inherent in many of Dexia's businesses and arises from factors such as differences in timing between contractual maturity or re-pricing of assets, liabilities and derivative instruments.

Most short term non-trading interest rate risk is captured at the point of business origination and transferred to a management unit – primarily the Treasury Trading unit of the Treasury and Financial Markets business line – where it is managed within the market risk limits described in 5.1.1. The long term non-trading interest rate risk is managed in the assets and liabilities department (ALM).

The margin risks embedded in retail products remain with, and are subject to additional analysis and control by, the originating business units. Many client products have no contractual maturity date or directly market-linked rate. Their interest rate risk is transferred on a pooled basis through "replication" portfolios – portfolios of revolving transactions between the originating business unit and Treasury and Financial Markets business line or ALM department at market rates designed to estimate their average cash flow and repricing behavior. The structure and parameters of the replication portfolios are set in accordance with long-term observations of market and client behavior, and are reviewed periodically.

5.1.3 Currency risk

Currency risk is the risk of loss resulting from changes in exchange rates.

Trading

Dexia is an active participant in currency markets and carries currency risk from these trading activities, conducted primarily in the Treasury and Financial Markets business line.

These trading exposures are subject to VaR, stress and concentration limits as described in 5.1.1.

Non-trading

Dexia's reporting currency is the euro but its assets, liabilities, income and expense are denominated in many currencies with significant amounts in USD. Reported profits or losses are exchanged at each closing date into euros, reducing volatility in Dexia's earnings from changes in exchange rates. Dexia also, from time to time, proactively hedges significant expected foreign currency earnings/costs (mainly in USD) in accordance with the instructions of the Dexia Management Board.

5.1.4 Equity risk

Equity risk is the risk of loss resulting from changes in the levels of equity indices and values of individual shares. The Treasury and Financial Markets business line is a player in major equity markets and carries equity risk from these activities. These exposures are subject to VaR, stress and concentration limits as described in 5.1.1 and, in the case of individual shares, to issuer risk controls as described in 5.1.5.

5.1.5 Issuer risk

The values of tradable assets – equities, bonds and other debt instruments held for trading – are affected by factors specific to individual issuers as well as general market moves. These may include short-term factors influencing price but also more fundamental causes including severe financial deterioration.

As an active trader in equities and bonds, the Treasury and Financial Markets business line holds positions in tradable assets, which are not only included in VaR, but which are also subject to concentration limits on individual issuers, including positions arising from derivatives as well as physical holdings.

5.2 CREDIT RISK

Credit risk represents the loss which Dexia would suffer if a client or counterpart failed to meet its contractual obligations. It is inherent in traditional banking products – loans, lending commitments and other contingent liabilities, such as letters of credit – and in traded products – derivative contracts such as forwards, swaps and options, and repo and securities borrowing and lending transactions.

Reductions in the market values of tradable assets (securities and other obligations in tradable form held for trading) resulting from changes in the credit quality of individual obligations are considered as market risk. This is explained in 5.1.1 above. To ensure a consistent and unified approach, with appropriate checks and balances, all entities with material credit risk have independent credit risk control functions. They are responsible for counterpart ratings and credit risk assessment. Credit risk authority, including authority to establish allowances and provisions for credit loss, is ultimately exercised by Credit Committees at Group level.

Dexia manages and controls concentrations of credit risk wherever they are identified, in particular to individual counterparts and groups and to industries and countries. Dexia sets limits on its credit exposure to both individual counterparts and counterpart groups. Exposure is measured for banking products as the face value amount.

For all traded products, credit exposure is measured for internal risk control purposes based not only on the current replacement value of contracts but also on potential future changes in replacement value (based on an add-on by product type and maturity), and credit limits are applied on this basis. Securities borrowing and lending transactions are represented on the balance sheet by the values of cash collateral placed with or received from counterparts while repo/reverse repo transactions are represented by the amounts of the forward commitments. Dexia is an active user of credit derivatives to hedge credit risk in banking and traded products.

Dexia also makes use of master netting agreements where possible in its OTC derivatives trading and, in line with general market trends, has also entered into bilateral collateral agreements with market participants. Concentrations of credit risk exist if clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Stress measures are therefore applied to assess the impact of variations in bankruptcy rates and asset values, taking into account risk concentrations in each portfolio.

Dexia classifies a claim as impaired if the book value of the claim exceeds the present value of the cash flows actually expected in future periods – loan interest payments and scheduled principal repayments, or other payments due, for example on guarantees, and including liquidation of collateral where available. Loans are further classified as nonperforming where payment of interest, principal or fees is overdue by more than 90 days or when insolvency proceedings have commenced or obligations have been restructured on concessionary terms. The occurrence of actual credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to account for average credit loss over time and to encourage risk-adjusted pricing, Dexia uses the concept of "expected loss" for management purposes. Expected loss is a statistically based measurement intended to reflect the annual costs that will arise, on average, over time, from positions that become impaired, and is a function of the probability of default (given by the counterpart rating), current and likely future exposure to the counterpart and the likely severity of the loss should default occur.

5.3 CAPITAL ADEQUACY

5.3.1 Capital adequacy until December 31, 2004

The adequacy of Dexia's capital was monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking Supervision ("BIS rules/ratios"). The BIS ratios compare the amount of eligible capital (in Total and Tier 1) with the total of risk-weighted assets (RWAs). While Dexia monitors and reports its capital ratios under BIS rules, it is the rules established by the Belgian regulator, the CBFA, which ultimately determine the capital required underpinning its business.

Dexia has complied with all regulatory capital rules for all periods reported.

BIS eligible capital

BIS eligible capital consists of two parts: Tier 1 capital which comprises share capital, share premium, retained earnings including current year profit, hybrid capital, foreign currency translation and minority interests, less intangible assets, accrued dividends, net long positions in own shares and goodwill; Tier 2 capital which includes eligible part of subordinated long-term debt, less subordinated debt from and equities in financial institutions. Tier 1 capital is required to be at least 4% and Total eligible capital at least 8% of RWAs.

BIS risk-weighted assets (RWAs)

Three elements make up total RWAs – credit risk, other assets and market risk, each of which is described below. The credit risk component consists of on- and off-balance sheet claims, measured according to the regulatory formulae outlined below and, weighted according to the type of counterpart and collateral at 0%, 20%, 50% or 100%. The least risky claims, such as claims on OECD governments and claims collateralized by cash, are weighted at 0%, meaning that no capital support is required, while the claims deemed most risky, including unsecured claims on corporate and private customers, are weighted at 100%, meaning that 8% capital support is required. Securities not held for trading are included as claims, based on the net long position in the securities of each issuer, including both physical holdings and positions derived from other transactions such as options.

Claims arising from derivative transactions include not only the current positive replacement value (shown in the table below under balance-sheet assets), but also an "add-on" to reflect their potential future exposure.

Capital is required to support market risk arising in all positions held for trading in interest rate instruments, foreign exchange and equities, including risks on individual equities, and traded debt obligations such as bonds. Dexia computes this risk using a value at risk model endorsed by the CBFA (*Commission Bancaire, Financière et des Assurances* – Banking, Financial and Insurance Commission), from which the market risk capital requirement is derived. Unlike the calculations for credit risk and other assets, this produces the capital requirement itself rather than the RWA amount. In order to compute a total capital ratio, the market risk capital requirement is converted to a "RWA equivalent" so that the capital requirement is 8% of this RWA equivalent, i.e. the market risk capital requirement is multiplied by 12.5.

5.3.2 Capital adequacy as from January 1, 2005

Dexia is considered as a conglomerate for capital adequacy reporting purpose and its requirement is therefore based on the directive on conglomerates endorsed by the Belgian Banking, Financial and Insurance Commission (CBFA) as from January 1, 2005. Insurance companies are therefore fully consolidated and no longer accounted for by the equity method for capital adequacy purpose.

As from January 1, 2005, Dexia will publish its financial statements under IFRS endorsed by the EU. The CBFA has asked to calculate the conglomerate adequacy based on IFRS amounts, with the main following adjustments applicable for Dexia:

- AFS reserves on bonds and cash flow hedge reserves are not part of equity;
- AFS reserves on shares are added to Tier 2 equity if positive, with a haircut, or deducted from Tier 1 equity if negative;
- some IFRS adjustments on subordinated debts, minority interests and debts must be reversed to reflect the characteristics of absorption of loss of those instruments;
- other elements (SPV, deferred taxes, etc) are also adjusted based on CBFA requirements;
- additional equity and risks of insurance activities are added to those of banking activities.

For publishing reporting purpose, Dexia decided to continue to give a CAD ratio in line with previous reporting and will calculate a CAD ratio with the insurance companies accounted for by the equity method until the Basel II rules becomes applicable.

NOTE II. BUSINESS AND GEOGRAPHIC REPORTING

BUSINESS REPORTING

in millions of EUR	Public/Project Finance and Credit Enhancement	Personal Financial Services	Investment Management and Insurance Services	Treasury and Financial Markets	Non allocated - Central Assets	Dexia
As of March 31, 2004						
Income	546	532	150	127	103	1,458
of which net income from associates	*4*	*12*	*0*	*0*	*5*	*21*
Net income before tax	370	139	56	85	42	691
As of March 31, 2005						
Income	539	551	168	138	57	1,453
of which net income from associates	*9*	*12*	*0*	*0*	*5*	*26*
Net income before tax	360	149	69	96	(84)	590

Relations between business lines, and especially between commercial business lines, financial markets and production and service centers are subject to retrocessions and/or analytical transfers, governed by service level agreements based on normal commercial terms and market conditions.

The results of each business line also include:

- The earnings from commercial transformation, including the management costs of this transformation and the group equity allocated to this activity on the basis of medium and long-term outstanding;
- Interest on economic capital: economic capital is allocated to the business lines for internal purposes and the return on economic capital is used to measure the performance of each business line;
- Funding cost.

The Group Chief Operations & Technology Officer (COTO) manages the main tangible and intangible assets. Therefore, these are allocated to "Non allocated – Central Assets" except when they are directly managed by a commercial or financial business line.

GEOGRAPHIC REPORTING

in millions of EUR	Eurozone*	Rest of Europe	USA	Rest of the world	Non allocated	Dexia
As of March 31, 2004						
Net income before tax	575	15	96	5	0	691
As of March 31, 2005						
Net income before tax	444	21	117	8	0	590

* Countries using the euro currency.

Geographic reporting is done based on booking centers, being the country of the company having recorded the transaction, and not the country of customers.

NOTE III. SIGNIFICANT ITEMS INCLUDED IN THE NET INCOME

All nonrecurring items are reported in the activity report on page 20.

The main elements are concerning Dexia Bank Nederland and are constituted by the payment received by Aegon of EUR 218 million and the allowance to impairments and provisions of EUR 315 million to cover the agreement conducted by Mr Duisenberg. Those two elements have been netted in the cost of risk, resulting in a net charge of EUR 97 million.

NOTE IV. POST-BALANCE-SHEET EVENTS

The main post-balance-sheet event is the announcement on April 29, 2005 that the mediation undertaken by Mr Duisenberg was successful. The impact results in a pre-tax charge of EUR 97 million for Dexia Bank Nederland, in the first quarter 2005 financial statements.

NOTE V. LITIGATIONS

Update of the disclosure concerning Legiolease

Reference is made to the detailed disclosure in the Activity Report Full Year & Q4 2004, dated March 3, 2005 (pages 82 to 85) which is also available on www.dexia.com.

The main development is the announcement on April 29, 2005 that the mediation undertaken by Mr Wim Duisenberg has been successful.

In February 2005 Mr Duisenberg launched mediation talks between Dexia Bank Nederland (DBNL) and the foundations Leaseverlies and Eegalease, the Consumentenbond and the Vereniging van Effectenbezitters – Dutch Association of Securities holders (VEB).

The solutions apply both to contracts terminated since January 1997 and to active contracts, as follows:

- Clients with residual debt at termination of their contract will benefit from a discount of two thirds of the residual debt; however past profits, when applicable, will be deducted.
- Clients duly invoking Section 1:88 of the Netherlands Civil Code (spousal consent) to request the nullification of their contract before expiration of the prescription period will benefit from a full discount (100% of the possible residual debt); past profits, when applicable, will be deducted.
- Clients with a contract that cannot end with a residual debt will be granted a discount of 10% on the residual debt that could arise upon early termination.
- Clients who have accepted the Dexia Offer will be offered an additional option: upon immediate payment of the residual debt, they will benefit from a one third discount thereon.
- The existing "hardship clause", meant to resolve potential social problems, will continue to be accessible to all clients. Its scope will be broadened.

The foundations Leaseverlies and Eegalease have submitted this proposal to their members and recommended to accept it before

June 20, 2005. If the majority of respondents react positively, the Foundations will put an end to their collective proceedings against the bank. It is intended to detail these general principles before the end of June 2005.

The arrangement is not applicable to a specific group of customers who hold a combination of products including a share leasing agreement and a securities deposit account ("Depotlease").

Dexia has made it clear to all interested parties that its willingness to enter into a global settlement entails no admission of responsibility.

The cost of the settlement for Dexia will be in the order of EUR 400 million. In view of the existing provisions in Dexia's financial statements and of the contribution of EUR 218 million made by Aegon (see press release dated February 11, 2005), the impact is a pre-tax charge of approximately EUR 97 million, in the first quarter 2005 financial statements.

As stated above, the Duisenberg solution is not applicable to customers who hold a Depotlease combination. In April 2005, DBNL has introduced for these combinations of products a separate solution.

It is based on a calculation of the failure of the initial deposit in the securities deposit account to meet the required monthly payments of underlying share leasing agreements for the contractual minimum period. This amount is set off against the residual debt of the share leasing contracts. If the residual debt is higher, the extra amount will not have to be paid. All share leasing contracts will be terminated without costs. Some other costs are reimbursed.

This solution has been considered by the Authority Financial Markets (AFM). The AFM is of the opinion that it is positive that DBNL takes its responsibility in this matter.

DBNL has not succeeded in reaching a settlement, based on this solution, with Stichting Leaseleed that represents more than 400 of those customers. Therefore, the legal proceedings initiated by Stichting Leaseleed, will be continued.

However, taking into account the positive response of individual clients, the solution is offered to all clients with contracts qualifying for Depotlease. All costs connected with this solution have been included in the provisions as of December 31, 2004.

DEXIA – (A) RECONCILIATION OF THE ASSETS AS OF JANUARY 1, 2004

ASSETS

	in millions of EUR	At Dec. 31, 2003 under Dexia GAAP	Difference between EU/Dexia GAAP	Note	At Jan. 1, 2004 under EU GAAP (unaudited)		
I.	Cash, central banks and postal checking accounts	3,010	1,478	1	4,488	I.	Cash and balances with central banks
II.	Government securities eligible for central bank refinancing	5,977	(5,977)				
III.	Interbank loans and advances	29,696	(1,884)	1	27,812	II.	Due from banks
IV.	Customer loans	161,941	2,483	2	164,424	III.	Loans and receivables to customers
V.	Bonds and other fixed-income securities	115,351	11,006	3	126,357		*Total: IV + V + VI + VII*
	A. Banking activity and other	*101,719*			17,488	IV.	Loans and securities held for trading
	1. Government bonds	*38,269*			0	V.	Loans and securities designated at fair value
	2. Other bonds	*63,450*			108,036	VI.	Loans and securities available for sale
	B. Insurance activity	*13,632*			833	VII.	Loans and securities held to maturity
VI.	Equities and other variable-income securities	5,157	(5,157)				
	A. Banking activity and other	*1,878*					
	B. Insurance activity	*3,279*					
			18,182	*4*	18,182	VIII.	Net positive value of derivatives
				5	0	IX.	Fair value revaluation of portfolio hedge
VII.	Long-term investments	1,443					
	A. Investments accounted for by the equity method	526	*175*	6	701	X.	Investments in associates
	B. Investments at cost	917	*(917)*				
	1. Banking activity and other	*849*					
	2. Insurance activity	*68*					
VIII.	Intangible assets	949	(232)	6	717	XII.	Intangible assets and goodwill
	A. Formation expense and other intangible assets	*232*					
	B. Goodwill arising on consolidation	*717*					
IX.	Property and equipment	1,811	(295)	7	1,516	XI.	Tangible fixed assets
XII.	Treasury stock	425	(425)				
XIII.	Other assets	6,125	409		6,534		*Total: XIII + XIV + XV*
	A. Banking activity and other	*5,403*		*8*	*617*	*XIII.*	*Tax assets*
	B. Insurance activity	*722*		*9*	*5,853*	*XIV.*	*Other assets*
XIV.	Accruals and other assets	18,003	(18,003)	10	*64*	*XV.*	*Non-current assets held for sale*
	Total assets	**349,888**	**842**		**350,730**		**Total assets**

NOTES TO THE ASSETS

The explanations given below are meant to explain the major changes as well as the special points of attention.

1. The monetary reserves to the Central Bank have been reclassified from *"III. Interbank loans and advances" (Dexia GAAP)* to *"I. Cash and balances with central banks" (EU GAAP)*.

2. The increase is mainly due to a reclassification of bonds that were recorded in *"V. Bonds and other fixed-income securities" (Dexia GAAP)* but which were not quoted and have been considered as loans to customers under IAS 39. To a lesser extent, it is also due to leasing contracts that have been requalified from operational leases to financial leases (previously in *"IX. Property and equipment" under Dexia GAAP)* and to some provisions for credit risk, including the generic provision of Legiolease, which were classified under *"VI.A. Provisions for contingencies and charges" (Dexia GAAP)* and now deducted from the related assets as specific impairment.

3. Loans and securities are classified among different headings under *Dexia GAAP:*
   - *II. Government securities eligible for central bank refinancing*
   - *V. Bonds and other fixed-income securities*
   - *VI. Equities and other variable-income securities*
   - *VII.B. Long-term investments: Investments at cost*
   - *XII. Treasury stock*

   Under *EU GAAP*, loans and securities are divided into different headings:
   - *IV. Loans and securities held for trading (HFT)*
   - *V. Loans and securities designated at fair value (FV)*: this heading can only be used as from January 1, 2005, as this possibility only exists when IAS 39 is applicable. This heading will include the unit-linked products as from January 1, 2005.
   - *VI. Loans and securities available for sale (AFS)*. Note: in 2004, it also includes the treasury shares that will be deducted from equity as from January 1, 2005.
   - *VII. Loans and securities held to maturity (HTM)*

4. This heading mainly includes the accrued interests and derivative premiums on derivatives, which are mostly in *"XIV. Accruals and other assets" in Dexia GAAP*. No fair value adjustment is recorded in 2004 as IAS 39 will be applied as from 2005.

5. This heading, which will include the interest rate fair value revaluation of the hedged items included in a portfolio hedge (European portfolio hedge), is not used in 2004 as IAS 39 is only applicable as from January 1, 2005.

6. Goodwill on *"VII.A. Investments accounted for by the equity method" (Dexia GAAP)* is now a part of *"X. Investments in associates" (EU GAAP)*.

7. The adjusting element is the reclassification of assets leased out from operational lease under *Dexia GAAP* to financial lease under *EU GAAP*.

8. This heading includes the tax assets and deferred taxes, that were included in *"XIII. Other assets" (Dexia GAAP)* plus the deferred tax adjustments on first time adoption of *EU GAAP*.

9. Other assets mainly include accrued income (non-interest related), prepayments and other accounts receivable. They also include insurance products (reinsurance, insurance premiums receivables, etc.), construction contracts, inventories, assets relating to employee benefit obligations.

10. According to IFRS 5, this heading includes the assets held for sale (mainly a building in France sold in 2004 and some hub and spoke branches in Belgium).

DEXIA – (B) RECONCILIATION OF THE LIABILITIES AND EQUITY AS OF JANUARY 1, 2004

LIABILITIES AND EQUITY

	in millions of EUR	At Dec. 31, 2003 under Dexia GAAP	Difference between EU/Dexia GAAP	Note	At Jan. 1, 2004 under EU GAAP (unaudited)		
I.	Interbank loans and deposits	68,088	145		68,233	I.	Due to banks
II.	Customer deposits	92,343	(7,264)	1	85,079	II.	Customer borrowings and deposits
			5,514	1	5,514	III.	*Liabilities held for trading*
			0	2	0	IV.	Liabilities designated at fair value
			0	3	0	VI.	Fair value revaluation of portfolio hedge
III.	Debt securities	134,905	1,561	4	136,466	VII.	Debt securities
IV.	Other liabilities	4,108	1,807	5	5,915	XII.	Other liabilities
V.	Accruals and other liabilities	20,886	(825)	6	20,061	V.	Net negative value of derivatives
VI.	Provisions						
	A. Provision for contingencies and charges	1,282	(191)	7	1,091	X.	Provisions and other obligations
	B. Provisions for deferred taxes	644	274	8	918	XI.	Tax liabilities
	C. Technical provisions of insurance activity	10,153	(143)	9	10,010	IX.	Technical provisions of insurance companies
VII.	General banking risks reserve	1,793	(1,793)		0		
VIII.	Subordinated debt and hybrid capital instruments	5,411	109	10	5,520	VIII.	Subordinated and convertible debts
					0	XIII.	Non-current liabilities held for sale
	Total debts	**339,613**	**(804)**		**338,809**		**Total liabilities**
IX.	Capital stock	4,786			4,786	XIII.	Subscribed capital
X.	Additional paid-in capital	8,915			8,915	XIV.	Additional paid-in capital
XI.	Retained earnings	2,501			(2,267)	XVII.	Reserves and retained earnings
XII.	Revaluation reserve	8			0	XV.	Treasury shares
XIV.	Negative goodwill	333			0	XVIII.	Net income for the period
XIV.b	Goodwill deducted from equity	(6,602)					
	Subtotal	9,941	1,493		11,434		Core shareholders' equity
XV.	Cumulative translation adjustments (+/-)	(151)	151		0	XIX.	Gains and losses not recognized in the statement of income
	Total equity of the Group	9,790	1,644	11	11,434		Total shareholders' equity
XVI.	Minority interests	485	2		487	XX.	Minority interests
					0	XXI.	Discretionary participation features
	Total equity	**10,275**	**1,646**		**11,921**		**Total equity**
	Total liabilities and shareholders' equity	**349,888**	**842**		**350,730**		**Total liabilities and equity**

NOTES TO THE LIABILITIES AND EQUITY

The explanations given below are meant to explain the major changes as well as the special points of attention.

1. *"II. Customer deposits" (Dexia GAAP)* include:
   - trading short positions on interest rate, which are transferred to *"III. Liabilities held for trading" (EU GAAP)*.
   - some debts issued by FSA, which are now considered as *"VII. Debt securities"* under *EU GAAP*.

2. This heading can only be used as from January 1, 2005, as this possibility only exists when IAS 39 is applicable and will include:
   - the technical reserves of unit-linked products as from January 1, 2005 – similar as note 3 of the assets.
   - the liabilities with embedded derivatives that can not be bifurcated.

   Regulation does not allow the possibility to designate liabilities at fair value except when allowed by EC directives and regulations, which is the case for the above two elements.

3. Similar as note 5 for the assets.

4. Issued premiums and discounts included in *"XIV. Accruals and other assets"* and *"V. Accruals and other liabilities" in Dexia GAAP* are now allocated to their related assets and liabilities, the main item being *"VII. Debt securities"* under *EU GAAP*. This heading also includes debts issued by FSA as explained in note 1 above.

5. The increase comes from the reclassification, from *"V. Accruals and other liabilities" (Dexia GAAP)* of accruals, now recorded under this heading. Liabilities of insurance companies (insurance products) are also recorded under this heading.

6. Similar as note 4 for the assets.

7. The changes come from the constitution of employee benefits provisions according to IAS 19, the reversal of provisions that were not IAS 37 compliant, and by the fact that some provisions for credit risk, including the generic provision of Legiolease, are now deducted from their related assets – see note 2 of the assets.

8. Includes current tax payables included in *"IV. Other liabilities (Dexia GAAP)*, deferred taxes in *"VI. B. Provisions for deferred taxes" (Dexia GAAP)*, and deferred taxes on changes in accounting principles, mainly on reversal of provisions for risks and charges.

9. This line will be impacted on January 1, 2005, when all insurance products that IFRS does not qualify as such will be reclassified as financial liabilities. Unit-linked product provisions included under this heading in 2004 will be transferred to *"IV. Liabilities designated at fair value" (EU GAAP)* in 2005.

10. The main impact comes from the fact that *"VIII. Subordinated debt and hybrid capital instruments" (Dexia GAAP)* did not include the non-subordinated but convertible debts.

11. Total shareholders' equity in *EU GAAP* includes the total equity of the Group under *Dexia GAAP*, the adjustments coming from the first adoption of EU rules (reclassification of *"VII. General banking risks reserve" (Dexia GAAP)* and other adjustments for an amount of EUR -148 million). Further explanations are given on page 75 of this report.

DEXIA – (C) RECONCILIATION OF THE STATEMENT OF INCOME AS OF MARCH 31, 2004

	in millions of EUR	At March 31, 2004 under Dexia GAAP (as published)	Difference between EU/Dexia GAAP	Note	At March 31, 2004 under EU GAAP (unaudited)		
I.	Interest income	3,387	10,318	1	13,705	I.	Interest income
II.	Interest expense	(2,602)	(10,164)	1	(12,766)	II.	Interest expense
III.	Income from variable-income securities	10	2		12	III.	Dividend income
			21	2	21	IV.	Net income from associates
			31		31	V.	Net trading income and result of hedge accounting
			89	3	89	VI.	Net income on investments
			19	4	19	VII.	Other net income
IV.	Commission income	316	11		327	VIII.	Commission income
V.	Commission expense	(56)	(2)		(58)	IX.	Commission expense
VI.	Income from financial transactions	122	(122)				
VII.	Other banking income	84	(84)				
X.	Other banking expense	(74)	74				
XXII.	Technical and financial margin of insurance activities	171	(93)	5	78	X.	Technical margin of insurance companies
	Net banking income	**1,358**	**100**		**1,458**		**Income**
VIII.	General operating expense			6			
	A. Staff costs	(362)	(2)		(364)	XI.	Staff expense
	B. Other general operating expense	(223)	(1)		(224)	XII.	General and administrative expense
	C. Network commissions	(88)	0		(88)	XIII.	Network costs
	D. Deferred acquisition costs	(12)	0		(12)	XVI.	Deferred acquisition costs
IX.	Depreciation and amortization	(54)	(1)		(55)	XIV.	Depreciation and amortization
	Operating income before allowances	**619**	**96**		**715**		
XI.	Net allowances for loans losses and off-balance sheet items	(14)	0		(14)	XVII.	Impairment on loans and provisions for credit commitments
XII.	Net gains and recoveries on long-term investments	45	(45)				
XIII.	Net allocation to the general banking risks reserve			7			
XIV.	Amortization of goodwill of fully-consolidated companies	(16)	6	8	(10)	XVIII.	Impairments on goodwill
	Operating income after allowances	**634**	**57**		**691**		**Net income before tax**
XVII.	Corporate income tax	(139)	(11)		(150)	XIX.	Tax expense
XVIII.	Income and losses from companies accounted for by the equity method	21	(21)				
XIX.	Amortization of goodwill of companies accounted for by the equity method	(3)	3				
	Net income before minority interests	**513**	**28**		**541**		**Net income**
XX.	**Minority interests**	**21**	**1**		**22**		**Attributable to minority interests**
XXI.	**Net income - part of the group**	**491**	**28**		**519**		**Attributable to shareholders of the company**

NOTES

1 "I. Interest income" and "II. Interest expense" include in EU GAAP the interest on swap used as trading instruments while those interest were recognized in heading "VI. Income from financial transactions" in Dexia GAAP on a net basis.

2 "IV. Net income from associates" is in income under EU GAAP while in Dexia GAAP, it was reported after the operating income, in heading "XVIII. Income and losses from companies accounted for by the equity method". Moreover, amortization of goodwill was allowed in Dexia GAAP while it is no more the case in IFRS: only impairments on goodwill are booked if necessary.

3 "VI. Net income on investments" includes the net gains and recoveries on long-term investments (heading XII. under Dexia GAAP) and the capital results on sale of property (which were included in heading IX. under Dexia GAAP for EUR 18 million in Q1 2004).

4 "VII. Other net income" includes the recognition of result at stage of completion of EUR 8 million that is taken at end of contract in Dexia GAAP.

5 "X. Technical margin of insurance companies" differs from heading XXII. in Dexia GAAP because the financial margin of insurance companies is now spread through the statement of income in the appropriate heading relating to the operation.

6 Impact on operating expense seems immaterial but is composed of compensating items that are explained in the reconciliation of net income - Group share of 2004.

7 Net allocation to the GBRR is no more allowed.

8 "XVIII. Impairments on goodwill" under EU GAAP differs from heading XIV. under Dexia GAAP because goodwill is no longer amortized under EU GAAP but only impaired, if necessary. In Dexia GAAP both were required.

DEXIA – (D) RECONCILIATION OF NET INCOME - GROUP SHARE AS OF MARCH 31, 2004 AND DECEMBER 31, 2004

in millions of EUR	March 31, 2004 (unaudited)	Dec. 31, 2004 (unaudited)	Note
Total impact on net income - Group share	+28	+50	
General banking risks reserve	*0*	*0*	
Other items	*+28*	*+50*	
Intangible fixed assets	+28	+103	1
Amortization of negative goodwill	-4	+14	2
Tangible fixed assets	+6	+18	3
Income recognition	+8	-1	4
Provision for retirement and similar	-1	-38	5
Other provisions	0	-4	6
Share-based payments	0	-24	7
Deferred taxes	-11	-11	8
Other	+ 2	-7	
Net income - Group share under Dexia GAAP	491	1,772	
Net income - Group share under EU GAAP	519	1,822	
Difference between EU/Dexia GAAP	+28	+50	

NOTES

1. Amortization of goodwill is cancelled under EU GAAP (Q1 2004: EUR 14 million; full year 2004: EUR 51 million). Formation expense was deducted from opening equity and there is no more amortization (Q1 2004: EUR 6 million; full year 2004: EUR 23 million). Depreciation of software can only start when it is available for use (Q1 2004: EUR 8 million; full year 2004: EUR 23 million).

2. Includes amortization of negative goodwill on Dexia Hypotheken-Bank (Q1 2004: EUR 4 million; full year 2004: EUR 15 million) and the unamortized goodwill deducted from equity taken into charges in Dexia GAAP in Q4 2004 on Kempen & Co for EUR 29 million.

3. The impact comes from the fact that amortization of buildings can only start when available for use and from the requalification of operational leases to financial leases. The impairment on a building recorded in 2004 under Dexia GAAP has been reversed for EUR 10 million under EU GAAP.

4. Q1 2004 includes mainly a result recorded based on stage of completion (IAS 11) for EUR 8 million. As Dexia changed his valuation rules in Q4 2004, the adjustment does no longer exist for the year 2004 under EU GAAP.

5. The 2004 impact comes mainly from the cancellation of the utilization of a provision for restructuration provided for in 2004 in Dexia GAAP for EUR 30 million.

6. The impact is composed of reversals of 2004 allowances of provisions not IFRS compliant (mainly the AGDL provision) and the cancellation of reversals of provisions that were not considered as IFRS compliant as of January 1, 2004.

7. Stock options were granted in Q3 2004 and capital increases took place in Q4 2004. This explains the difference with Q1 2004.

8. The adjustment comes from the tax impacts on above-mentioned adjustments.

DEXIA – (E) RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF JANUARY 1, MARCH 31 AND DECEMBER 31, 2004

in millions of EUR	Jan. 1, 2004 (unaudited)	March 31, 2004 (unaudited)	Dec. 31, 2004 (unaudited)
Total impact on shareholders' equity*	+1,644	+1,680	+1,704
General banking risks reserve	*+1,793*	*+1,793*	*+1,793*
Other items	*-148*	*-113*	*-89*
Intangible fixed assets	-45	-16	+50
Tangible fixed assets	+24	+31	+42
Income recognition	-4	+4	-5
Provision for retirement and similar	-379	-380	-416
Other provisions	-183	+183	+179
Deferred taxes	+77	+65	+65
Other	-5	0	-4
Shareholders' equity under Dexia GAAP	9,790	9,705	10,464
Shareholders' equity under EU GAAP	11,434	11,385	12,168
Difference between EU/Dexia GAAP	+1,644	+1,680	+1,704
	(see Note 1)	(see Note 2)	

* Including net income - Group share of the period.

1. NOTE TO THE RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF JANUARY 1, 2004

The shareholders' equity includes the equity under Dexia accounting policies and the adjustments coming from the first adoption of EU rules. The main impact comes from the reclassification of the "VII. general banking risks reserve" (Dexia GAAP) in equity in 2004.

The first time adoption of EU GAAP on January 1, 2004 (except IAS 32&39 and IFRS 4) leads to an increase by EUR 1,644 million of the shareholder's equity (capital and reserves), from EUR 9,790 million under the previous standards to EUR 11,434 million under the new standards. This increase stems from (pre-tax impacts):

– General banking risks reserve	EUR	+1,793 million
– Obligations regarding employee benefits	EUR	-379 million
– Reversal of provisions not compliant	EUR	+183 million
– Adjustments of tangible assets	EUR	+24 million
– Adjustments of intangible assets	EUR	-45 million
– Income recognition	EUR	-4 million
– Deferred taxes	EUR	+77 million
– Other adjustments	EUR	-5 million

Comments:

– **General banking risks reserve: EUR +1,793 million**
The amount is transferred to equity as required by IAS 30.

– **Obligations regarding employee benefits: EUR-379 million**
In 2003, the actuary Mercer was contracted to make calculations for some plans and review all employee benefits to ensure consistency of the methodology used when other actuaries did the calculations. Actuarial assumptions have been harmonized in the Group for discount rate, return on assets and inflation by geographic area. The main impact on equity comes from the fact that defined benefit pension obligations are calculated based on local legislation, that does not consider any salary increases, whereas under IAS 19 these are taken into account. Some advantages are not valued under local GAAP and have been provided for. Termination benefit provisions were reviewed taking into account the expected number of employees that will accept the prepension offers made by the company. The Group will use the corridor to decrease the volatility of the statement of income.

– **Reversal of provisions not compliant: EUR +183 million**
This adjustment relates primarily to the reversal of the provision for AGDL (Association for the Guarantee of Deposits) of Dexia

BIL, in Luxemburg, for EUR 80 million. The remaining reversed provisions are maintenance provisions, restructuration costs not IAS 19&37 compliant, litigation claims, etc.).

- **Adjustments on tangible assets: EUR +24 million**

  Some of the leasing contracts granted by the companies of the Group to customers have been requalified from operating leases to finance leases or vice versa, leading to a net decrease of tangible fixed assets and an increase in customers loans. The impact on equity is EUR +33 million before taxes. Impairment tests have been performed on buildings, leading to an impairment of EUR 16 million. The depreciation basis of some tangible assets was reviewed and led to a reversal of accumulated depreciation of EUR 8 million. The Group has chosen to apply the historic cost basis for its assets, including its investments properties, and will therefore not revalue them by equity or statement of income in the future.

- **Adjustments of intangible assets: EUR -45 million**

  Restructuring costs have been capitalized and depreciated under Dexia accounting policies. The net amount of EUR 44 million as of January 1, 2004 has been reversed as such expense cannot be capitalized under those standards. Intangible assets relate mainly to software. The Dexia accounting policy was based on IAS 38 and therefore any resulting adjustments were not material.

- **Income recognition: EUR -4 million**

  This adjustment arises from debit card revenues recognized over their life in one company of the Group. Most of the revenues, mainly commissions, arising from the Group's activities are already recognized on an accrual basis over the life of the underlying transaction.

- **Deferred taxes: EUR +77 million**

  The Group decided to calculate its deferred tax based on IAS 12 in 2003 within Dexia accounting policies. Deferred tax is therefore the result of accounting change impacts, mainly due to the employee benefits and the reversal of provisions, which are not IFRS compliant. The adjustment also includes a provision for undistributed reserves of associates.

2. NOTE TO THE RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF MARCH 31, 2004 AND DECEMBER 31, 2004

The closing shareholders' equity reconciliation can be mainly explained by the addition of the notes on the opening equity reconciliation and the comment on the result of the period reconciliation.

DEXIA – (F) RECONCILIATION OF THE ASSETS AS OF JANUARY 1, 2005

ASSETS

in millions of EUR	Without IAS 32&39 and IFRS 4 Dec. 31, 2004	Impact of IAS 32&39 and IFRS 4	Notes	With IAS 32&39 and IFRS 4 Jan. 1, 2005
I. Cash and balances with central banks	3,717	0		3,717
II. Due from banks	41,417	2,861	1	44,278
III. Loans and advances to customers	168,607	1,988	1	170,595
IV. Loans and securities held for trading	13,860	(3,305)	2	10,555
V. Loans and securities designated at fair value	0	6,066	2	6,066
VI. Loans and securities available for sale	126,005	199	3	126,204
VII. Loans and securities held to maturity	2,819	465		3,284
VIII. Net positive value of derivatives	20,719	6,823	4	27,542
IX. Fair value revaluation of portfolio hedge	0	982	5	982
X. Investments in associates	757	5		762
XI. Tangible fixed assets	1,633	0		1,633
XII. Intangible assets and goodwill	736	0		736
XIII. Tax assets	704	98		802
XIV. Other assets	8,437	311		8,748
XV. Non-current assets held for sale	22	0		22
Total assets	389,433	16,493		405,926

NOTES

1 The increase of headings II. and III. mainly comes from fair value hedge adjustments and reclassification from other headings.

2 Unit-linked products (EUR 3,300 million) reported in "IV. Trading assets" are now reported in heading "V. Loans and securities designated at fair value". Selected bonds have been recorded as designated at fair value to offset the volatility of some derivatives.

3 Heading "VI. Loans and securities available for sale" increases due to adjustments to market value recorded in AFS reserves or retained earnings in case of fair value hedge. Treasury shares, which are in this heading in 2004, are reported in deduction of equity as from January 1, 2005.

4 The increase of heading "VIII. Net positive value of derivatives" is due to the marking to market of derivatives as from January 1, 2005.

5 The impact of the interest rate fair value revaluation of hedged items included in the portfolio hedge (mainly loans) is reported in heading IX.

DEXIA – (G) RECONCILIATION OF THE LIABILITIES AND EQUITY AS OF JANUARY 1, 2005

LIABILITIES

in millions of EUR	Without IAS 32&39 and IFRS 4 Dec. 31, 2004	Impact of IAS 32&39 and IFRS 4	Notes	With IAS 32&39 and IFRS 4 Jan. 1, 2005
I. Due to banks	88,830	(1,360)	1	87,470
II. Customer borrowings and deposits	90,022	3,033	1	93,055
III. Liabilities held for trading	2,088	(19)		2,069
IV. Liabilities designated at fair value	0	3,874	2	3,874
V. Net negative value of derivatives	24,353	11,943	3	36,296
VI. Fair value revaluation of portfolio hedge	0	1,004	4	1,004
VII. Debt securities	145,369	732	1	146,101
VIII. Subordinated and convertible debt	5,043	227	1	5,270
IX. Technical provisions of insurance companies	12,518	(3,951)	2	8,567
X. Provisions and other obligations	1,133	(9)		1,124
XI. Tax liabilities	1,052	458		1,510
XII. Other liabilities	6,373	139		6,512
XIII. Non-current liabilities held for sale	0	0		0
Total liabilities	**376,781**	**16,071**		**392,852**
Equity				
XIV. Subscribed capital	4,825	0		4,825
XV. Additional paid-in capital	8,993	0		8,993
XVI. Treasury shares	0	(584)		(584)
XVII. Reserves and retained earnings	(1,546)	(975)		(2,521)
XVIII. Net income for the period	0	0		0
Core shareholders' equity	**12,272**	**(1,559)**		**10,713**
XIX. Gains and losses not recognized in the statement of income	(104)	1,768		1,664
Total shareholders' equity	**12,168**	**209**		**12,377**
XX. Minority interests	484	(11)		473
XXI. Discretionary participation features of insurance contracts	0	224		224
Total equity	**12,652**	**422**		**13,074**
Total liabilities and equity	**389,433**	**16,493**		**405,926**

NOTES

1 The changes in headings I., II., VII. and VIII. come from the impacts of fair value hedges, reclassifications and first application of IFRS 4.

2. Some insurance products are considered as financial liabilities as from January 1, 2005 if they do not meet the criterias of IFRS 4. Unit-linked products (branch 23) are transferred from heading "IX. Technical provisions of insurance companies" to heading "IV. Liabilities designated at fair value".

3. The value of the derivatives increases as they are marked to market as from January 1, 2005.

4. The heading "VI. Fair value revaluation of portfolio hedge" is similar to the heading IX. of assets but the hedged liabilities are core deposits from customers.

DEXIA – (H) RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF JANUARY 1, 2005

in millions of EUR	Jan. 1, 2005 (unaudited)	Notes
Total impact on shareholders' equity	**+209**	
General banking risks reserve	***0***	
Other items	***+209***	
Income recognition	+31	1
Other provisions	+10	2
Provision for catastrophe and equalization (insurance activities)	+27	3
Valuation adjustments of assets and liabilities	-32	4
Provisions and impairments on financial assets	-195	5
Embedded derivatives	-45	6
Impact of fair value hedges and derivatives	-1,098	7
Treasury shares	-584	8
Impact on AFS reserve	+2,345	9
Impact on CFH reserve	+32	10
Deferred taxes	-285	11
Other	+3	
Shareholders' equity		
Without IAS 32&39 and IFRS 4 as of December 31, 2004	12,168	
With IAS 32&39 and IFRS 4 as of January 1, 2005	12,377	
Impact of IAS 32&39 and IFRS 4	+209	

NOTES

1. Indemnities on prepayments must sometimes be taken directly into result or be spread on the term of the new loan depending on the conditions of the new transaction. In Dexia GAAP, most of the indemnities were spread, under EU GAAP, a part of them had to be taken into result and has been added to opening equity.

2. The adjustment is mainly related to provisions regarding financial products that were not considered as IAS 39 compliant.

3. Those provisions had to be reversed following requirement of IFRS 4.

4. Transactions costs regarding loans and securities have been capitalized for EUR 95 million, while the value of some debts have been adjusted following IAS 32&39 requirements for EUR -127 million.

5. This heading includes the impact of impairments on shares, the cancellation of lower or cost and market impairments, the reversal of country risks and general provisions and the constitution of additional specific and collective impairments.

6. Some assets purchased and debts issued include embedded derivatives that have been bifurcated, with an impact on reserves.

7. All fair value hedge relations existing on December 31, 2004 have to be considered as such as of January 1, 2005. Macro-hedging relationships were reversed as of January 1, 2005 and few cash flow hedge relations were existing in Dexia GAAP. As from January 1, 2005, all hedging relationships have to be designated, documented and tested in conformity with IAS 39. The fair value hedge impacts amount EUR +2.3 billion on loans, EUR +2.9 billion on securities and EUR -1.9 billion on debts on January 1, 2005, or a net of EUR +3.3 billion on

equity. The impact of the derivatives, net of market value adjustment on bonds recorded in assets designated at fair value, is EUR -4.4 billion, resulting in a decrease of equity of EUR 1.1 billion before tax. The main impact comes from the fact that Dexia was managed under local GAAP in 2004 and that IAS 39 hedging relationships were only put in place as from January 1, 2005.

8. Treasury shares are deducted from equity as from January 1, 2005. Derivatives on treasury shares are reported in the same heading. This explains why the amount of treasury shares is not the same as that on December 31, 2004.

9. This adjustment includes revaluation (before tax impact) of shares and bonds to market value in a separate line of equity.

10. The existing cash flow hedge relationships existing on December 31, 2004 are continued on January 1, 2005 if they meet the criterias of IAS 39.

11. Deferred tax impact is composed of deferred tax on AFS adjustments and cash flow hedge adjustments which are reported net of tax in a separate caption of equity, and tax impact on other adjustments having an impact in retained earnings.

CONTACTS

Robert Boublil,
Director of Investor Relations
e-mail: robert.boublil@dexia.com

Investor Relations Officers

Brussels	Paris
Fax: (32) 2 213 57 80	Fax: (33) 1 43 92 71 07
Peter De Baere	Thomas Guittet
Tel.: (32) 2 213 57 46	Tel.: (33) 1 43 92 80 34
e-mail: peter.debaere@dexia.com	e-mail: thomas.guittet@dexia.com
Anne Garsoux	Christian Daumann
Tel.: (32) 2 213 57 49	Tel.: (33) 1 43 92 82 54
e-mail: anne.garsoux@dexia.com	e-mail: christian.daumann@dexia.com

Activity reports, presentations, press relases and other financial information are available on www.dexia.com/e/you-are/investor.php

FINANCIAL CALENDAR

DATES	EVENTS
September 8, 2005	Publication of the results as of June 30, 2005
November 17, 2005	Publication of the results as of September 30, 2005
March 2, 2006	Publication of the 2005 results
May 10, 2006	Annual Shareholders' Meeting
May 23, 2006	Publication of the results as of March 31, 2006

Dexia SA
Square de Meeûs 1
B-1000 Brussels

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

Investor Relations Department

Square de Meeûs 1
B-1000 Brussels
Tel.: (32) 2 213 57 46 - 57 49
Fax: (32) 2 213 57 80

11, quai André Citroën
F-75901 Paris cedex 15
Tel.: (33) 1 43 92 80 34 - 82 54
Fax: (33) 1 43 92 71 07